Filed Pursuant to Rule 424(b)(4)
File Nos. 333-144290 and 333-146872

7,033,816 SHARES

FUQI INTERNATIONAL, INC.

COMMON STOCK

This is our initial public offering of shares of our common stock. We are offering 7,033,816 shares. The public offering price of our common stock is $9.00 per share.

Currently no public market exists for shares of our common stock. The Nasdaq Global Market has approved the listing of our common stock under the ticker symbol “FUQI,” subject to official notice of issuance.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 7 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$9.00	$63,304,344
Underwriting discounts and commissions	$0.63	$4,431,304
Proceeds, before expenses, to Fuqi International, Inc.	$8.37	$58,873,040

Fuqi International, Inc. has granted the underwriters a 30-day option to purchase up to an additional 1,055,072 shares of common stock to cover over-allotments.

Merriman Curhan Ford & Co.

Brean Murray, Carret & Co.

The date of this Prospectus is October 23, 2007

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. In this but the information may have changed since that date. Unless the context otherwise requires, the terms “we,” the “Company,” “us,” or “Fuqi” refer to Fuqi International, Inc., a Delaware corporation, and its predecessors and wholly-owned subsidiaries.

“Fuqi” and the “Fuqi” logo are our registered trademarks. Other trademarks, trade names and service marks used in this prospectus are the property of their respective owners

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PROSPECTUS SUMMARY

Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading “Risk Factors” beginning on page 7. Unless the context otherwise requires, the terms “we,” the “Company,” “us,” or “Fuqi” refer to Fuqi International, Inc., a Delaware corporation, and its predecessors and wholly-owned subsidiaries.

Overview

We are a leading designer of high quality precious metal jewelry in China, developing, promoting, and selling a broad range of products to the rapidly expanding Chinese luxury goods market. According to Global Industry Analysts, Inc., or GIA, China’s jewelry industry grew to $14 billion in 2005 and China is expected to lead global jewelry processing and consumption by 2010.

Our products consist of a range of unique styles and designs made from precious metals such as gold, platinum, and Karat gold (K-gold), as well as diamonds and other precious stones. Our design database presently contains over 20,000 unique products. We continuously innovate and change our designs based upon consumer trends in China. By continuously creating new designs and rapidly bringing them to market, we believe we are able to differentiate ourselves from our competitors and strengthen our brand identity.

Our nationwide distribution network and significant relationships with retailers allow us to test-market, promote and sell our products in almost every province in China. We believe our vertically integrated direct sales operations, which include product development, sales and marketing, and order fulfillment and delivery, allow us to effectively reach consumers and maximize sales throughout China.

We have historically sold our products directly to distributors, retailers and other wholesalers, who then sell our products to consumers through both retail counters located in department stores and in traditional stand-alone jewelry stores. We sell our products to our customers at price points that reflect the market price of the base material, plus a mark-up reflecting our design fees and processing fees. Typically this markup ranges from 10 – 12%. Our customers then further mark up our products to the consumers, up to an additional 30%. Our target price points are primarily designed to appeal to China’s growing middle class.

In order to capitalize on the substantial growth in consumer spending on luxury goods in China and capture the margin appreciation from direct sales to consumers, we recently initiated a retail strategy in product categories where we believe we will not compete with our existing sales channels. Our retail strategy will focus on finished gemstone jewelry, which we previously provided only on a custom-order basis and which has historically represented only a nominal percentage of our overall sales.

We intend to open new retail locations by leasing unoccupied space, acquiring existing leases from third parties and/or acquiring the existing jewelry operations of third parties that occupy retail space. During 2007, we intend to open 20 retail counters and 2 retail stores in municipalities and provincial capitals throughout China. In 2008, we plan to open 60 to 80 retail counters and 8 to 10 retail stores. We believe our expansion into the retail market will provide us with:

•	direct access to the consumer market, allowing us to respond more rapidly to changing consumer tastes;
•	an opportunity to grow our revenue base as we roll out our retail strategy;
•	improved net margins from higher markups in the retail market; and
•	increased brand awareness.

Our company is headquartered in the city of Shenzhen, in southern China, where we have a large-scale production base that includes a modern factory of more than 53,000 square feet, a dedicated senior design, sales and marketing team, and more than 600 company-trained employees. We believe our current facilities provide adequate space for our planned expansion of our production lines, which will include diamond and other finished gemstone jewelry.

Our sales grew at an average rate of 57% per annum, reaching $92.4 million in 2006, from $15.2 million in 2002. To date, the increase in our sales has occurred organically, without the acquisition of other companies. Our income from operations grew from $1.0 million in 2002 to $7.5 million in 2006, while our net income grew from $1.0 million in 2002 to $5.8 million in 2006.

Industry Background and Trends

China’s market for jewelry and other luxury goods is expanding rapidly, due in part to the country’s rapid economic growth. According to the Economist Intelligence Unit (EIU), China’s real gross domestic product, or GDP, grew by 10.1%, 10.4% and 10.7% in 2004, 2005 and 2006, respectively. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding consumer base. According to the EIU, private consumption has grown at a 9% compound annual growth rate, or CAGR, over the last decade. According to Global Industry Analysts, Inc. (GIA), the precious jewelry market in China has increased by 35% from 2001, reaching $14.9 billion in 2006. The total market size for precious jewelry is expected to exceed $18.2 billion in 2010.

We believe that China’s jewelry market will continue to grow as the Chinese economy expands and develops. Because gold has long been a symbol of wealth and prosperity in China, demand for jewelry, particularly gold jewelry, is firmly embedded in the country’s culture. The jewelry market is currently benefiting from rising consumer spending and rapid urbanization of the Chinese population. We believe jewelry companies like ours, with developed distribution networks, high quality products and attractive designs, are well-positioned to build their brands and capture increasingly large shares of the growing jewelry market.

Our Strengths, Strategies and Challenges

We believe our competitive strengths consist of our:

•	experienced management team;
•	leading market position;
•	well-established distribution channels;
•	proven product design and manufacturing capabilities;
•	extensive design database with over 20,000 product styles; and
•	customer service expertise.

Notwithstanding our competitive strengths, we expect to face certain risks and uncertainties, including:

•	challenges of expanding our business beyond wholesale distribution into the retail market;
•	our ability to identify market trends and to develop and introduce new products in response to those trends;
•	changes in economic conditions in China that may affect discretionary consumer spending;
•	fluctuations in the price of raw materials;
•	our ability to respond to competitive market conditions;

•	our ability to develop our product brands; and
•	uncertainties with respect to the PRC legal and regulatory environments.

Our goal is to be the leading vertically-integrated designer, manufacturer, and retailer of jewelry in China. We intend to achieve our goal by implementing the following strategies:

•	strengthen our existing wholesale distribution channels;
•	establish and expand our retail market footprint;
•	expand existing and new product offerings; and
•	increase marketing and promotion efforts to enhance brand awareness.

Corporate Information

Our company, Fuqi International, Inc., operates through our wholly-owned subsidiary, Fuqi International Holdings Co., Ltd., a British Virgin Islands corporation (“Fuqi BVI”) and its wholly-owned subsidiary, Shenzhen Fuqi Jewelry Co., Ltd., a company established under the laws of China (“Fuqi China”). Fuqi International, Inc. effected a reverse merger transaction in November 2006 that resulted in our current corporate structure and subsequently reincorporated in Delaware on December 8, 2006. For further information concerning our reverse merger transaction, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Corporate History” on page 28 of this prospectus.

Our principal executive offices are located at 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen, 518019, People’s Republic of China. Our telephone number is +86 (755) 2580-1888. Our website is located at www.fuqi.com.cn. Information contained on, or that can be accessed through, our website is not part of this prospectus.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, references in this prospectus to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“common stock” are to our shares of common stock, par value $0.001 per share;
•	“RMB” and “Renminbi” are to the legal currency of China; and
•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Fuqi International, Inc. and its predecessors and wholly-owned subsidiaries.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

This prospectus contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of June 29, 2007 which was RMB 7.6120 to $1.00. For purposes of preparing our consolidated financial statements, our consolidated balance sheets have been translated from RMB to U.S. dollars at the official rates published by the People’s Bank of China as of June 30, 2007, and as of December 31, 2006 and 2005 and the statements of income have been translated from RMB to U.S. dollars at the weighted average of such rates during the periods in which the transactions were recognized. We make no representation that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. See “Risk Factors — Risks Related to This Offering and Our Shares — Restrictions on the

convertibility of RMB into foreign currency may limit our ability to make dividends or other payments in U.S. dollars or fund possible business activities outside China.” On September 28, 2007, the noon buying rate was RMB 7.4928 to $1.00.

Recent Developments

On October 2, 2007 we mailed an information statement to our stockholders announcing that our Board of Directors and our stockholders have approved an amendment to our Certificate of Incorporation to effect a reverse stock split of all our issued and outstanding shares of common stock in the range of 1.1:1 to 2.5:1, as determined in the sole discretion of our Board of Directors (the “Reverse Stock Split”). To effect the Reverse Stock Split, we would file the amendment to the Certificate of Incorporation with the Secretary of the State of Delaware, which would not be done sooner than 20 days after the information statement was mailed to our stockholders. Our Board of Directors had the discretion to elect, as it determined to be in the best interest of our company and stockholders, to effect the Reverse Stock Split at any exchange ratio within the range. The Board, in its sole discretion, could have also elected not to implement the Reverse Stock Split. The number of issued and outstanding shares of our common stock would be reduced in accordance with the selected exchange ratio for the Reverse Stock Split and there would be a similar reduction in the shares authorized under the Fuqi International, Inc. 2007 Equity Incentive Plan, which we adopted immediately prior to effecting the Reverse Stock Split. The par value and number of authorized shares of our common stock will remain unchanged. On August 23, 2007, our board of directors approved a Reverse Split that will be at a ratio of 1.69:1 and on October 22, 2007, we effected the Reverse Stock Split at the 1.69:1 ratio. All references to number of shares and per share amounts included in this prospectus gives effect to this such ratio of the Reverse Stock Split. The number of shares and per share amounts included in the consolidated financial statements and the accompanying notes, included in the F- section have been adjusted to reflect the reverse stock split retroactively. All outstanding shares and earnings per share information contained in this prospectus gives effect to this ratio of the Reverse Stock Split.

The Offering

Common stock we are offering
7,033,816 shares(1)
Common stock outstanding after the offering
19,869,771 shares(2)
Use of proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including expansion of our retail operations, expansion of our production lines, and general working capital purposes. See “Use of Proceeds” on page 22 for more information on the use of proceeds.
Risk factors
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 7.
Proposed trading symbol
FUQI

(1)	Excludes up to 1,055,072 shares that may be sold upon exercise of the underwriters’ over-allotment option.
(2)	Based on 12,835,955 shares of common stock issued and outstanding as of September 28, 2007. Excludes 2,366,864 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations data for each of the five years ended December 31, 2006, and the balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002 are derived from our audited consolidated financial statements, which, except for 2003 and 2002, are included elsewhere in this prospectus. The following summary consolidated statement of operations data for the six months ended June 30, 2007 and 2006 and unaudited condensed consolidated balance sheet data as of June 30, 2007 are derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting principally of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Six Months Ended June 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)
	(In Thousands, Except Share and per Share Amounts)
Net sales	$54,241	48,524	$92,409	$72,580	$56,765	$29,501	$15,226
Cost of sales	48,024	44,094	83,619	64,964	50,862	26,019	13,592
Gross profit	6,217	4,430	8,790	7,616	5,903	3,482	1,634
Operating expenses	1,542	784	1,284	1,295	1,555	1,257	589
Income from operations	4,675	3,646	7,506	6,321	4,348	2,225	1,045
Other income (expenses)	(570)	(388)	(716)	(499)	(141)	41	49
Income before provision for income taxes	4,105	3,258	6,790	5,822	4,207	2,266	1,094
Provision for income taxes	733	470	995	452	359	193	81
Net income	3,372	2,788	5,795	5,370	3,848	2,073	1,013
Other comprehensive income – foreign currency translation adjustments	314	71	288	143	—	—	—
Comprehensive income	$3,686	$2,859	$6,083	$5,513	$3,848	$2,073	$1,013
Earnings per share – basic	$0.27	$0.25	$0.51	$0.48	$0.34	$0.19	$0.09
Earnings per share – diluted	$0.22	$0.25	$0.50	$0.48	$0.34	$0.19	$0.09
Weighted average number of common shares – basic	12,324,705	11,175,543	11,260,544	11,175,543	11,175,543	11,175,543	11,175,543
Weighted average number of common shares – diluted	15,393,332	11,175,543	11,631,459	11,175,543	11,175,543	11,175,543	11,175,543

Consolidated Balance Sheet Data:

	As of June 30, 2007	As of December 31,
		2006	2005	2004	2003	2002
	(Unaudited)
	(In Thousands)
Cash	$8,494	$13,355	$71	$256	$1,294	$235
Total assets	44,155	31,125	28,115	11,230	8,579	9,097
Total liabilities	26,768	20,180	20,508	8,535	5,756	8,660
Total stockholders’ equity	17,387	10,945	7,607	2,695	2,823	437

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the material risks described below and all of the information contained in this prospectus before deciding whether to purchase any of our securities. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. The trading price of our securities could decline due to any of these risks, and an investor may lose all or part of his investment. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This filing also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this registration statement.

Risks Related To Our Operations

Jewelry purchases are discretionary, may be particularly affected by adverse trends in the general economy, and an economic decline will make it more difficult to generate revenue.

The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending in China. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation in regional and local markets in China where we manufacture and sell our products. There can be no assurance that consumer spending on jewelry will not be adversely affected by changes in general economic conditions in China and globally.

While the Chinese economy has experienced rapid growth in recent years, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Also, many observers believe that this rapid growth cannot continue at its current pace and that an economic correction may be imminent. Rapid economic growth can also lead to growth in the money supply and rising inflation. During the past two decades, the rate of inflation in China has been as high as approximately 20% and China has experienced deflation as low as minus 2%. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as raw materials, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of such policies may impede economic growth. In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. In April 2006 and May 2007, the People’s Bank of China raised the interest rate again. Repeated rises in interest rates by the central bank could slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Most of our sales are of products that include gold, platinum, precious metals and other commodities, and fluctuations in the availability and pricing of commodities would adversely impact our ability to obtain and produce products at favorable prices.

The jewelry industry generally is affected by fluctuations in the price and supply of diamonds, gold, platinum and, to a lesser extent, other precious and semi-precious metals and stones. In the past, we have not hedged our requirement for gold, platinum or other raw materials through the use of options, forward contracts or outright commodity purchasing, but we intend to engage in such hedging in the future, depending on our available resources. A significant disruption in our supply of gold, platinum, or other commodities could decrease our production and shipping levels, materially increase our operating costs and materially adversely affect our profit margins. Shortages of gold, platinum, or other commodities, or interruptions in transportation systems, labor strikes, work stoppages, war, acts of terrorism, or other interruptions to or difficulties in the employment of labor or transportation in the markets in which we purchase our raw materials, may adversely affect our ability to maintain production of our products and sustain profitability. Although we generally attempt to pass increased commodity prices to our customers, there may be circumstances in which we are not able to do so. In addition, if we were to experience a significant or prolonged shortage of gold, platinum, or other commodities, we would be unable to meet our production schedules and to ship products to our customers in timely fashion, which would adversely affect our sales, margins and customer relations. Furthermore, the value of our inventory may be affected by commodity prices. We record the value of our inventory at the lower of cost (using the first-in, first-out method) or market. As a result, decreases in the market value of precious metals such as gold and platinum would result in a lower stated value of our inventory, which may require us to take a charge for the decrease in the value of our inventory.

Due to the geographic concentration of our sales in the northeast region of China, our results of operations and financial condition are subject to fluctuations in regional economic conditions.

A significant percentage of our total sales are made in the northeast region of China, particularly in the provinces of Liaoning, Jilin and Heilongjiang, and the city of Beijing. For the six months ended June 30, 2007 and the year ended December 31, 2006, approximately 45.7% and 44.9% of revenues, respectively, was generated from this area. Our concentration of sales in this area heightens our exposure to adverse developments related to competition, as well as economic and demographic changes in this region. Our geographic concentration might result in a material adverse effect on our business, financial condition or results of operations in the future.

Our retail expansion strategy depends on our ability to open and operate a certain number of new counters and stores each year, which could strain our resources and cause the performance of our existing operations to suffer.

We have historically been engaged only in the manufacture and wholesale distribution of jewelry products and have only recently begun retail operations. Our retail expansion strategy will largely depend on our ability to find sites for, open and operate new retail locations successfully. Our ability to open and operate new retail locations successfully depends on several factors, including, among others, our ability to:

•	identify suitable counter and store locations, the availability of which is outside our control;
•	purchase and negotiate acceptable lease terms;
•	prepare counters and stores for opening within budget;
•	source sufficient levels of inventory at acceptable costs to meet the needs of new counters and stores;
•	hire, train and retain personnel;
•	secure required governmental permits and approvals;
•	successfully integrate new counters and stores into our existing operations;
•	contain payroll costs; and
•	generate sufficient operating cash flows or secure adequate capital on commercially reasonable terms to fund our expansion plans.

Any failure to successfully open and operate new retail counters and stores could have a material adverse effect on our results of operations. In addition, our proposed retail expansion program will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which, in turn, could cause deterioration in the financial performance of our overall business.

It is not our intention to open new retail counters and stores that materially cannibalize the sales of our existing distributors. However, as with most growing retail operations, there can be no assurance that sales cannibalization will not inadvertently occur or become more significant in the future as we gradually increase our presence in existing markets over time to maximize our competitive position and financial performance in each market.

Competition in the jewelry industry could cause us to lose market share, thereby materially adversely affecting our business, results of operations and financial condition.

The jewelry industry in China is highly fragmented and very competitive. We believe that the market may become even more competitive as the industry grows and/or consolidates. We compete with local jewelry manufacturers and large foreign multinational companies that offer products that are similar to ours. Some of these competitors have larger local or regional customer bases, more locations, more brand equity, and substantially greater financial, marketing and other resources than we have. As a result of this increasing competition, we could lose market share, thereby materially adversely affecting our business, results of operations and financial condition.

We may need to raise additional funds in the future. These funds may not be available on acceptable terms or at all, and, without additional funds, we may not be able to maintain or expand our business.

We expect that the net proceeds from this offering, together with cash generated from operations, will be sufficient to fund our projected operations for at least the next 12 months. We expect to expend significant resources to commence our planned retail distribution of our manufactured jewelry in China. We will require substantial funds in order to finance our planned retail distribution, fund operating expenses, to develop manufacturing, marketing and sales capabilities and to cover public company costs. In addition to the funds required to open retail locations, additional working capital will be needed to operate retail locations due to longer sales and collection cycles and higher inventory levels required to support retail stores. We also expect to require substantial funds to change our product mix to include more platinum products. Without these funds, we may not be able to meet these goals. Also, we expect our general and administrative costs to substantially increase due to higher salaries to be paid to our executive officers further to employment agreements we intend to enter into, which will come into effect on the effective date of this offering. See “Executive Compensation — Compensation Discussion and Analysis.”

We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners.

You should also be aware that in the future:

•	We cannot be certain that additional capital will be available on favorable terms, if at all;
•	Any available additional financing may not be adequate to meet our goals; and
•	Any equity financing would result in dilution to stockholders.

If we cannot raise additional funds when needed, or on acceptable terms, we may not be able to effectively execute our growth strategy (including entering the retail market), take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. In addition, we may be required to scale back or discontinue our production and development program, or obtain funds through strategic alliances that may require us to relinquish certain rights.

Our ability to maintain or increase our revenue could be harmed if we are unable to strengthen and maintain our brand image.

We believe that primary factors in determining customer buying decisions in China’s jewelry sector include price, confidence in the merchandise sold, and the level and quality of customer service. The ability to differentiate our products from competitors by our brand-based marketing strategies is a key factor in attracting consumers, and if our strategies and efforts to promote our brand, such as television and magazine advertising and beauty contest sponsorships, fail to garner brand recognition, our ability to generate revenue may suffer. If we are unable to differentiate our products, our ability to sell our products wholesale and our planned sale of products retail will be adversely affected. If we fail to anticipate, identify or react appropriately or in a timely manner to customer buying decisions, we could experience reduced consumer acceptance of our products, a diminished brand image, higher markdowns, and costs to recast overstocked jewelry. These factors could result in lower selling prices and sales volumes for our products, which could adversely affect our financial condition and results of operations. This risk is particularly acute because we rely on a limited demographic customer base for a large percentage of our sales.

There is only one source in China for us to obtain the precious metals used in our jewelry products; accordingly, any interruptions of our arrangement with this source would disrupt our ability to fill customer orders and substantially affect our ability to continue our business operations.

Under PRC law, supply of precious metals such as platinum, gold, and silver are highly regulated by certain government agencies. Shanghai Gold Exchange is the only source of supply in China for precious metals used in our jewelry products. We are required to obtain several membership and approval certificates from government agencies in order to do business involving precious metals. We may be required to renew such memberships and to obtain approval certificates periodically. The loss of or inability to renew our membership relationship with the Shanghai Gold Exchange, or its inability to furnish precious metals to us as anticipated in terms of cost, quality, and timeliness, would adversely affect our ability to fill customer orders in accordance with our required delivery, quality, and performance requirements. If this were to occur, we would not have any alternative suppliers in China to obtain our raw materials from, which would result in a decline in revenue and revenue potential and risk the continuation of our business operations.

If we are not able to adapt to changing jewelry trends in China, our inventory may be overstocked and we may be forced to reduce the price of our overstocked jewelry or incur the cost to recast it into new jewelry.

We depend on consumer fashions, preferences for jewelry and the demand for particular products in China. Jewelry design trends in China can change rapidly, as evidenced by the recent increase in the consumption of platinum jewelry in the Chinese market. The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver the appropriate quality, price products correctly and implement effective purchasing procedures, all have an important influence on determining sales performance and achieved gross margin. If we fail to anticipate, identify or react appropriately to changes in styles and trends, we could experience excess inventories, higher than normal markdowns or an inability to sell our products. If such a situation exists, we may need to incur additional costs to recast our products to fit the demand, recovering only the value of raw material and all labor invested in the product would be lost.

Our failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.

We intend to conduct a growth strategy into retail distribution of our products that we believe will result in rapid growth, which will place significant demands on our managerial, operational and financial resources. Any significant growth in the market for our current wholesale business and our planned retail distribution would require us to expand our employee base for managerial, operational, financial, and other purposes. During any growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capabilities. We would also need to continue to expand, train and manage our employee base. We currently have approximately 600 full-time employees, and, at that size, a rapid increase in the number of our employees would be difficult to manage. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees. If we are able to expand our retail business, we would need to train or hire additional employees with retail experience.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the purchases of raw materials and supplies, development of new products, establishment of new retail stores, and the hiring of additional employees. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure you that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

We rely on our distribution network for a significant portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our business has become increasingly dependent on the performance of our distributors. During the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004, 20%, 13%, 10% and 14%, respectively, of our net revenues were generated through our distributors. We currently have 136 distributors. Our largest distributor accounted for approximately 4% and 2% of our gross revenues in 2006 and 2005. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We must maintain a relatively large inventory of our raw materials and jewelry products to support customer delivery requirements, and if this inventory is lost due to theft, our results of operations would be negatively impacted.

We purchase large volumes of precious metals approximately five times per month and store significant quantities of raw materials and jewelry products at our warehouse and show room in Shenzhen, China. Although we have an inventory security system in place, in the past we have experienced minor inventory theft at, or in transit to or from, certain of these facilities. We may be subject to future significant inventory losses due to third-party or employee theft from our warehouses or other forms of theft. The implementation of security measures beyond those that we already utilize, which include metal detectors for employees, security cameras, and alarm systems in our warehouse, would increase our operating costs. Also, any such losses of inventory could exceed the limits of, or be subject to an exclusion from, coverage under our insurance policies. Claims filed by us under our insurance policies could lead to increases in the insurance premiums payable by us or the termination of coverage under the relevant policy.

Substantial defaults by our customers on accounts receivable could have a material adverse affect on our liquidity and results of operations.

A substantial portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or to make payments in a timely manner, our liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. In addition, as we increase our presence in the retail market, we expect the aging of our accounts receivable generated from sales through retail counters to increase as department stores typically defer payments to us of cash receipts collected by them on our behalf. A significant deterioration in our ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to us.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. Each of our named executive officers, including our Chief Executive Officer, Mr. Yu Kwai Chong, performs key functions in the operation of our business. There can be no assurance that we will be able to retain these officers or that such personnel may not receive and/or accept competing offers of employment. The loss of a significant number of these employees could have a material adverse effect upon our business, financial condition, and results of operations. We do not maintain key-man life insurance for any of our senior management.

We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.

Our notes payable to banks for short-term borrowings as of June 30, 2007, December 31, 2006 and 2005 were $16.4 million, $14.1 million, $12.4 million, respectively, and bore weighted average interest rates of 6.67%, 6.14%, and 5.32%, respectively. Of these outstanding borrowings, $8.7 million, $11.5 million and $13.0 million were arranged or guaranteed by our controlling stockholder, Mr. Yu Kwai Chong, as of June 30, 2007, December 31, 2006 and 2005, respectively. In addition, we have short-term borrowings from Mr. Chong, the outstanding amount of which was $0 and $422,909 and as of June 30, 2007 and December 31, 2006, respectively.

Generally, these short-term bank loans mature in one year or less and contain no specific renewal terms. However, in China it is customary practice for banks and borrowers to negotiate roll-overs or renewals of short-term borrowings on an on-going basis shortly before they mature. Although we have renewed our short-term borrowings in the past, we cannot assure you that we will be able to renew these loans in the future as they mature. In particular, a substantial portion of our short-term borrowings are arranged or guaranteed by Mr. Yu Kwai Chong, our controlling stockholder, or one of his affiliated companies. Since Mr. Chong ceased to be our sole stockholder in November 2006, he may be less inclined to guarantee our bank borrowings. If we are unable to obtain renewals of these loans or sufficient alternative funding on reasonable terms from banks or other parties, we will have to repay these borrowings with the cash on our balance sheet or cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay these borrowings.

Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. As a result of the factors listed below, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline. Factors that may affect our quarterly results include:

•	vulnerability of our business to a general economic downturn in China;
•	fluctuation and unpredictability of costs related to the gold, platinum and precious metals and other commodities used to manufacture our products;
•	seasonality of our business;
•	changes in the laws of the PRC that affect our operations;
•	our recent entry into the retail jewelry market;
•	competition from our competitors;
•	our ability to obtain all necessary government certifications and/or licenses to conduct our business; and
•	development of a public trading market for our securities after this offering;

Risks Related To Doing Business In China

All of our assets are located in China and all of our revenues are derived from our operations in China, and changes in the political and economic policies of the PRC government could have a significant impact upon what business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

Our operations are subject to PRC laws and regulations that are sometimes vague and uncertain. Any changes in such PRC laws and regulations, or the interpretations thereof, may have a material and adverse effect on our business.

The PRC’s legal system is a civil law system based on written statutes. Unlike the common law system prevalent in the United States, decided legal cases have little value as precedent in China. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Our principal operating subsidiary, Fuqi China, is considered a foreign invested enterprise under PRC laws, and as a result is required to comply with PRC laws and regulations, including laws and regulations specifically governing the activities and conduct of foreign invested enterprises. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. If the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;
•	revoking our business license, other licenses or authorities;
•	requiring that we restructure our ownership or operations; and
•	requiring that we discontinue some or all of our business.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval and renewal, respectively.

Our principal operating subsidiary, Fuqi China, is a wholly foreign-owned enterprise organized under PRC law, commonly known as a WFOE. A WFOE can only conduct business within its approved business scope, which ultimately appears on its business license. Our license permits us to design, manufacture, sell and market jewelry products to department stores throughout the PRC and to engage in the retail distribution of our products. Any amendment to the scope of our business requires further application and government approval. In order for us to expand our business beyond the scope of our license, we will be required to enter into a negotiation with the authorities for the approval to expand the scope of our business. We cannot assure you that Fuqi China will be able to obtain the necessary government approval for any change or expansion of our business scope.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate. Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for this offering and the listing and trading of our common stock could have a material adverse effect on our business, operating results, reputation and trading price of our common stock, and may also create uncertainties for this offering.

The PRC State Administration of Foreign Exchange, or “SAFE,” issued a public notice in November 2005, known as Circular 75, concerning the use of offshore holding companies in mergers and acquisitions in China. The public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to registration with the relevant foreign exchange authorities. The public notice also suggests that registration with the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of shares in an offshore holding company that owns an onshore company. The PRC residents must each submit a registration form to the local SAFE branch with respect to their ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations.

On August 8, 2006, the PRC Ministry of Commerce (“MOFCOM”), joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”), which took effect September 8, 2006. These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

Among other things, the revised M&A Regulations include new provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, Shujin Law Firm, has advised us that because we completed our onshore-to-offshore restructuring before September 8, 2006, the effective date of the new regulation, it is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our common stock does not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for this offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Common Stock. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the common stock offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our common stock. Furthermore, published news reports in China recently indicated that the CSRC may have curtailed or suspended overseas listings for Chinese private companies. These news reports have created further uncertainty regarding the approach that the CSRC and other PRC regulators may take with respect to transactions such as this offering.

It is uncertain how our business operations or future strategy will be affected by the interpretations and implementation of Circular 75 and the Revised M&A Regulations. It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM and other ministries apply the rules to ensure that our domestic and offshore activities continue to comply with PRC law. Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As our ultimate holding company is a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with our company, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We had enjoyed certain preferential tax concessions and the loss of these preferential tax concessions may cause our tax liabilities to increase and our profitability to decline.

Our subsidiary, Fuqi China, is subject to a reduced enterprise income tax rate of 15%, which is granted to all enterprises operating in the Shenzhen Special Economic Zone. In 2004 and 2005, Fuqi China enjoyed a preferential income tax rate of 7.5% due to its status as a new business. That status expired effective January 1, 2006. The expiration of the preferential tax treatment has increased our tax liabilities and reduced our profitability. Additionally, the PRC Enterprise Income Tax Law (the “EIT Law”) was enacted on March 16, 2007. Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and cancel several tax incentives enjoyed by foreign-invested enterprises. Since the PRC government has not announced implementation measures for the transitional policy with regards to such preferential tax rates, we cannot reasonably estimate the financial impact of the new tax law to us at this time. Any future increase in the enterprise income tax rate applicable to us or other adverse tax treatments, could increase our tax liabilities and reduce our net income.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also know as “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company, such as our company, after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

Upon the closing of this offering, we intend to make numerous stock option grants under our equity incentive plan to our officers and directors, some of whom are PRC citizens and may be required to register with SAFE. In addition to our officers and directors that receive option grants at the close of this offering, future participants of our equity incentive plan or any other equity compensation plan we may adopt who are PRC citizens may be required to register with SAFE. If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our business operations may be adversely affected.

Any recurrence of severe acute respiratory syndrome, or SARS, the Avian Flu, or another widespread public health problem in the PRC could adversely affect our operations.

A renewed outbreak of SARS, the Avian Flu or another widespread public health problem in China, where all of our manufacturing facilities are located and where all of our sales occur, could have a negative effect on our operations. Our business is dependent upon our ability to continue to manufacture our products. Such an outbreak could have an impact on our operations as a result of:

•	quarantines or closures of our manufacturing facilities or the retail outlets, which would severely disrupt our operations,
•	the sickness or death of our key officers and employees, and
•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which we are required to do in order to comply with U.S. securities laws.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. Most of our middle and top management staff are not educated and trained in the Western system, and we may have difficulty hiring new employees in the PRC with such training. In addition, we may need to rely on a new and developing communication infrastructure to efficiently transfer our information from retail nodes to our headquarters. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws, or other foreign laws against us or our management.

All of our current operations, including the manufacturing and distribution of jewelry, are conducted in China. Moreover, most of our directors and officers are nationals and residents of China. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

Risks Related To This Offering and Our Shares

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The assumed public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors purchasing shares of our common stock in this offering will incur immediate dilution of $5.20 per share, based on the initial public offering price of $9.00 per share. Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities.

We will be controlled by one stockholder after this offering, whose interests may differ from those of other stockholders. As a result, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests.

Mr. Yu Kwai Chong, our Chief Executive Officer and our largest stockholder, will beneficially own or control approximately 56.2% of our outstanding shares after giving effect to this offering. Mr. Chong possesses significant influence over us, giving him the ability, among other things, to elect all or a majority of the Board of Directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Mr. Chong, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests. The interests of this stockholder may differ from the interests of our other stockholders.

We may allocate the proceeds of this offering in ways that you or other stockholders may not approve.

We intend to use the net proceeds from this offering for general corporate purposes, including expansion of our retail network, expansion of our production lines, and general working capital purposes. In addition, we may use a portion of the net proceeds of this offering to invest in or acquire new businesses through mergers, stock or asset purchases, joint ventures and/or other strategic relationships, although we have no present commitments or agreements with respect to any such material acquisition or investment. Our management will have broad discretion in the application of the net proceeds from this offering and may apply them in ways not approved by you or other stockholders. Failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

An active trading market for our shares may not develop.

Prior to this offering, there has been no public market for our common stock. The Nasdaq Global Market has approved the listing of our common stock under the ticker symbol “FUQI,” subject to official notice of issuance. However, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. You may not be able to sell any shares of common stock that you purchase in the offering at or above the initial public offering price.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Any failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial frauds. Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our company’s independent registered public accountants. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we believe that the annual assessment of our internal controls requirement will first apply to our annual report for the 2007 fiscal year and the attestation requirement of management’s assessment by our independent registered public accountants will first apply to our annual report for the 2008 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants will be new to us and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting, or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock. Our public accountants, Stonefield Josephson, Inc., identified that our accounting for certain significant transactions were incorrectly calculated or incorrectly recorded. Our public accountants informed us that these adjustments reflected significant deficiencies in our internal controls over accounting and financial reporting for the year ended December 31, 2006. We are in the process of improving our internal controls in an effort to improve our control processes and procedures with training programs that will commence later in 2007; however, there can be no guarantee that we will be successful in our attempts to correct our significant deficiencies.

Restrictions on the convertibility of RMB into foreign currency may limit our ability to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

All of our net revenues are currently generated in RMB. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in RMB to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of RMB for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Because our revenues are generated in RMB and our results are reported in U.S. dollars, devaluation of the RMB could negatively impact our results of operations.

The value of RMB is subject to changes in China’s governmental policies and to international economic and political developments. In January, 1994, the PRC government implemented a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, began publishing a daily base exchange rate with reference primarily to the supply and demand of RMB against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for RMB within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This modification has resulted in an approximate 7.3% appreciation of the RMB against the U.S. dollar from July 21, 2005 to May 2, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further fluctuations of the exchange rate of RMB against the U.S. dollar, including possible devaluations. As all of our net revenues are recorded in RMB, any future devaluation of RMB against the U.S. dollar could negatively impact our results of operations.

Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock and the issuance of additional shares will dilute all other stockholdings.

Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering, our existing stockholders will own approximately 64.6% of our common stock assuming there is no exercise of the underwriters’ over-allotment option.

After completion of this offering, there will be approximately 19,869,771 shares of our common stock outstanding. Of our outstanding shares, the shares of common stock sold in this offering will be freely tradable in the public market, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, our certificate of incorporation permits the issuance of up to approximately 80,130,229 additional shares of common stock after this offering. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering. See “Shares Eligible for Future Sale” on page 72 of this prospectus for further information regarding circumstances under which additional shares of our common stock may be sold.

We, each of our directors and senior officers, and each holder of 5% or more of our common stock have agreed, with limited exceptions, that we and they will not, without the prior written consent of the Merriman Curhan Ford & Co. on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, among other things, directly or indirectly, offer to sell, sell or otherwise dispose of any of shares of our common stock or file a registration statement with the SEC relating to the offering of any shares of our common stock.

After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus unless waived earlier by Merriman Curhan Ford & Co., up to 11,184,066 of the shares that had been locked up will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market could reduce the market price of the common stock.

A total of 2,366,864 shares registered under a registration statement on Form S-8 to be filed by us after the consummation of this offering also will be available for sale into the public markets, subject to the vesting of restricted stock and to the exercise of any future issued options, if any.

Furthermore, shares of our common stock are held by Bay Peak LLC, which was a promoter of VT Marketing Services, our predecessor, and may not be sold by this promoter pursuant to Rule 144 under the Securities Act. The position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission is that any such resale transaction under Rule 144 would appear to be designed to distribute or redistribute such shares to the public without coming within the registration requirements of the Securities Act. Therefore, Bay Peak can only resell the shares it holds as of the date hereof through a registration statement filed under the Securities Act. Further to a registration rights agreement with Bay Peak LLC, we agreed to register shares of our common stock held by it upon request after the expiration of the 180-day lock-up period commencing from the date of this prospectus if we are then eligible to use Form S-3 and if such shares are not then saleable under Rule 144. Bay Peak LLC’s registration rights are subject to the lock-up agreement it entered into with Merriman Curhan Ford & Co. that expires 180 days from the date of this prospectus, unless waived earlier. There is a risk that such sales pursuant to a registration statement filed under the Securities Act would have a depressive effect on the market price of our securities in any market which may develop for our securities. If Bay Peak LLC did not hold these shares, there would not be the same risk of a depressive effect on the price of the shares you hold.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors sole source of gain, if any, will depend on capital appreciation, if any.

We do not plan to declare or pay any further cash dividends on our shares of common stock in the foreseeable future and we currently intend to retain any future earnings for funding growth. Prior to the reverse merger we effected with VT Marketing Services, the predecessor of Fuqi International, Inc. (the “Reverse Merger”) in November 2006, we were wholly-owned by our founder and Chief Executive Officer, Mr. Yu Kwai Chong. During the years ended December 31, 2006, 2005, and 2004, we paid cash dividends of $2.7 million, $5.4 million, and $4.0 million, respectively, to Mr. Chong as our sole stockholder prior to the Reverse Merger. We currently have no intention to declare further dividends in the foreseeable future. Payment of dividends is further restricted under the provisions of our existing loan agreements, which prohibit Fuqi China from paying any dividends or making any other distributions to Fuqi BVI without the consent of the lenders. As a result, you should not rely on an investment in our securities if you require the investment to produce dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future. Moreover, you may not be able to resell your shares in our company at or above the price you paid for them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, including in the documents incorporated by reference into this prospectus, includes some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our and our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on our management’s current expectations and beliefs concerning future developments. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Vulnerability of our business to a general economic downturn in China;
•	Fluctuation and unpredictability of costs related the gold, platinum and precious metals and other commodities used to make our products;
•	Changes in the laws of the PRC that affect our operations;
•	Our recent entry into the retail jewelry market;
•	Competition from our competitors;
•	Any recurrence of severe acute respiratory syndrome (SARS) or Avian Flu;
•	Our ability to obtain all necessary government certifications and/or licenses to conduct our business;
•	Development of a public trading market for our securities after this offering;
•	The cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and
•	The other factors referenced in this registration statement, including, without limitation, under the sections entitled “Risk Factors,” “Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Business.”

These risks and uncertainties, along with others, are also described above under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $58.2 million based on the public offering price of $9.00 per share, after deducting estimated underwriters’ discounts and commissions and our payment of estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $67.0 million. Unless otherwise indicated, we assume there is no over-allotment for disclosure purposes.

We intend to use the net proceeds from this offering for general corporate purposes, including approximately $16.0 million to expand our retail operations, $3.8 million to expand our product lines, and $38.4 million for general working capital purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of net proceeds raised in this offering, the amount of cash generated by our operations and other factors described in the section entitled “Risk Factors” beginning on page 7 of this prospectus. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We do not plan to declare or pay any cash dividends on our shares of common stock in the foreseeable future and we currently intend to retain any future earnings for funding growth. Prior to the Reverse Merger, which was effected in November 2006, we were wholly-owned by our founder and Chief Executive Officer. During the years ended December 31, 2006, 2005, and 2004, we paid cash dividends of $2.7 million, $5.4 million, and $4.0 million, respectively, to our sole stockholder prior to the Reverse Merger. We currently have no intention to declare further dividends in the foreseeable future. Payment of dividends is further restricted under the provisions of our existing loan agreements. As a result, you should not rely on an investment in our securities if you require dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future.

Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our operating results, future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

MARKET INFORMATION

The Nasdaq Global Market has approved the listing of our common stock under the ticker symbol "FUQI", subject to official notice of issuance. As of August 15, 2007, we had approximately 219 common stockholders of record.

CAPITALIZATION

The following table summarizes our capitalization as of June 30, 2007, on an actual basis and as adjusted basis to reflect our receipt of estimated net proceeds from the sale of 7,033,816 shares of common stock (excluding the 1,055,072 shares which the underwriters have the option to purchase to cover over-allotments, if any) in this offering at the public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The number of our shares of common stock shown above to be outstanding after this offering is based on 12,835,955 shares outstanding as of June 30, 2007.

You should read this table in conjunction with “Use of Proceeds,” “Summary Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2007
	Actual	As Adjusted
	(In Thousands)
Stockholders’ Equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at June 30, 2007	$—	$—
Common stock, $0.001 par value, 100,000,000 shares authorized, 12,835,955 shares outstanding at June 30, 2007, and 19,869,771 shares issued and outstanding on an as-adjusted basis at June 30, 2007(1)	13	20
Additional paid in capital	9,967	68,133
Accumulated foreign currency translation adjustments	746	746
Retained earnings	6,661	6,661
Total stockholders’ equity	$17,387	$75,560
Total capitalization	$17,387	$75,560

(1)	The number of our shares of common stock shown above to be outstanding after this offering is based on 12,835,955 shares outstanding as of June 30, 2007. This information excludes 2,366,864 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan.

DILUTION

If you invest in our shares of common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the net tangible book value per share of common stock immediately after this offering.

Investors participating in this offering will incur immediate, substantial dilution. Our net tangible book value as of June 30, 2007 was $17.4 million, or $1.36 per share based on 12,835,955 shares of common stock outstanding. Assuming the sale by us of 7,033,816 shares of common stock offered in this offering at the public offering price of $9.00 per share, and after deducting the estimated underwriting discount and commissions and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2007 would have been $75.6 million, or $3.80 per share. This represents an immediate increase in net tangible book value of $2.44 per share to our existing stockholders and an immediate dilution of $5.20 per share to the new investors purchasing shares of common stock in this offering.

The following table illustrates this per share dilution:

Public offering price per share		$9.00
Net tangible book value per share as of June 30, 2007	$1.36
Increase per share attributable to new public investors	$2.44
Pro forma net tangible book value per share after this offering		$3.80
Dilution per share to new public investors		$5.20

The following table sets forth, on an as adjusted basis as of June 30, 2007, the difference between the number of shares of common stock purchased from Fuqi International, Inc., the total cash consideration paid, and the average price per share paid by our existing stockholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using the public offering price of $9.00 per share of common stock:

	Shares Purchased		Total Cash Consideration
	Number	Percent	Amount (In Thousands)	Percent	Average Price Per Share
Existing stockholders	12,835,955	64.6%	$17,387	21.5%	$1.35
New investors	7,033,816	35.4%	$63,304	78.5%	$9.00
Total	19,869,771	100.0%	$80,691	100%

The total consideration amount for shares of common stock held by our existing stockholders includes total cash paid for our outstanding shares of common stock as of June 30, 2007 and excludes the value of securities that we have issued for services. If the underwriters’ over-allotment option of 1,055,072 shares of common stock is exercised in full, the number of shares held by existing stockholders will be reduced to 61.3% of the total number of shares to be outstanding after this offering; and the number of shares held by the new investors will be increased to 8,088,888 shares, or 38.7%, of the total number of shares of common stock outstanding after this offering.

The discussion and tables above are based on 12,835,955 shares of common stock issued and outstanding as of June 30, 2007. This information excludes 2,366,864 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations data for each of the five years ended December 31, 2006, and the balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002 are derived from our audited consolidated financial statements, which, except for 2003 and 2002, are included elsewhere in this prospectus. The following summary unaudited condensed consolidated statement of operations data for the six months ended June 30, 2007 and 2006 and unaudited condensed consolidated balance sheet data as of June 30, 2007 is derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting principally of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Six Months Ended June 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)
	(In Thousands, Except Share and per Share Amount)
Net sales	$54,241	$48,524	$92,409	$72,580	$56,765	$29,501	$15,226
Cost of sales	48,024	44,094	83,619	64,964	50,862	26,019	13,592
Gross profit	6,217	4,430	8,790	7,616	5,903	3,482	1,634
Operating expenses
Selling and marketing	381	216	490	624	549	251	199
General and administrative	1,161	568	794	671	1,006	1,006	390
Total operating expenses	1,542	784	1,284	1,295	1,555	1,257	589
Income from operations	4,675	3,646	7,506	6,321	4,348	2,225	1,045
Other income (expenses):
Interest expense	(530)	(400)	(799)	(498)	(100)	—	—
Interest income	3	—	70	—	—	1	1
Change of fair value on inventory loan payable	(48)	—	—	—	—	—	—
Loss on disposal of fixed assets	—	—	—	—	(45)	—	—
Miscellaneous	5	12	13	(1)	4	40	48
Total other income (expenses)	(570)	(388)	(716)	(499)	(141)	41	49
Income before provision for income taxes	4,105	3,258	6,790	5,822	4,207	2,266	1,094
Provision for income taxes	733	470	995	452	359	193	81
Net income	3,372	2,788	5,795	5,370	3,848	2,073	1,013
Other comprehensive income – foreign currency translation adjustments	314	71	288	143	—	—	—
Comprehensive income	$3,686	$2,859	$6,083	$5,513	$3,848	$2,073	$1,013
Earnings per share – basic	$0.27	$0.25	$0.51	$0.48	$0.34	$0.19	$0.09
Earnings per share – diluted	$0.22	$0.25	$0.50	$0.48	$0.34	$0.19	$0.09
Dividend per share – basic	$—	$0.24	$0.24	$0.49	$0.35	$0.15	$0.08
Dividend per share – diluted	$—	$0.24	$0.24	$0.49	$0.35	$0.15	$0.08
Weighted average number of common shares – basic	12,324,705	11,175,543	11,260,544	11,175,543	11,175,543	11,175,543	11,175,543
Weighted average number of common shares – diluted	15,393,332	11,175,543	11,631,459	11,175,543	11,175,543	11,175,543	11,175,543

Consolidated Balance Sheet Data:

	As of June 30, 2007	As of December 31,
		2006	2005	2004	2003	2002
	(Unaudited)
		(In Thousands)
Cash	$8,494	$13,355	$71	$256	$1,294	$235
Total assets	44,155	31,125	28,115	11,230	8,579	9,097
Total liabilities	26,768	20,180	20,508	8,535	5,756	8,660
Total stockholders’ equity	17,387	10,945	7,607	2,695	2,823	437

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding future events, our plans and expectations and financial projections. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this prospectus. See “Risk Factors” beginning on page 7. Unless the context otherwise requires, the terms “we,” the “Company,” “us,” or “Fuqi” refers to Fuqi International, Inc. and our wholly-owned subsidiaries.

Overview

We are a leading designer of high quality precious metal jewelry in China, developing, promoting, and selling a broad range of products in the large and rapidly expanding Chinese luxury goods market. Our products consist of a range of unique styles and designs made from precious metals such as platinum, gold, and Karat gold (K-gold), as well as diamonds and other precious stones. We continuously innovate and change our designs based upon consumer trends in China. By continuously creating new designs and rapidly bringing them to market, we are able to differentiate ourselves from our competitors and strengthen our brand identity. Our design database presently contains over 20,000 unique products.

We have historically sold our products directly to distributors, retailers and other wholesalers, who then sell our products to consumers through both retail counters located in department stores and in other traditional stand-alone jewelry stores. We sell our products to our customers at a price point which reflects the market price of the base material, plus a mark-up reflecting our design fees and processing fees. Typically this markup ranges from 10-12%. Our customers then further mark-up our product to the consumer up to an additional 30%.

In order to capitalize on the substantial growth in consumer spending within the luxury goods category and to capture the margin appreciation from direct sales to the consumer, we recently initiated a retail strategy in product categories where we believe we will not be in competition with our existing sales channels. Our retail strategy will focus on finished gemstone jewelry, which we previously provided only on a custom order basis and which has historically represented only a nominal percentage of our overall sales. Gemstone products usually have a longer turnover period of at least four to six months but offer higher margins. We intend to analyze sales data at all our retail outlets and determine the best product mix for each outlet in order to achieve the highest sales revenue and gross margins.

We expect to expend significant resources to commence our planned retail distribution of our manufactured jewelry in China. We will require substantial funds in order to finance our planned retail distribution, fund operating expenses, to develop manufacturing, marketing and sales capabilities and to cover public company costs. In addition to the funds required to open retail locations, additional working capital will be needed to operate retail locations due to longer sales and collection cycles and higher inventory levels required to support retail stores. We also expect to require substantial funds to change our product mix to include more platinum products. Without these funds, we may not be able to meet these goals. Also, we expect our general and administrative costs to substantially increase due to higher salaries to be paid to our executive officers further to employment agreements we intend to enter into, which will come into effect on the effective date of this offering.

A substantial portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or to make payments in a timely manner, our liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. In addition, as we increase our presence in the retail market, we expect the aging of our accounts receivable generated from sales through retail counters to increase as department stores typically defer payments to us of cash receipts collected by them on our behalf. A significant deterioration in our ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to us.

In the coastal cities of China, we believe the demand for platinum and gem stone products has been increasing. In order to capitalize on the growth in demand, we intend to develop platinum as one of the primary metals from which our jewelry is manufactured. In 2006, we began to shift our product line to produce more platinum jewelry and we intend to invest in the development of a new production line to produce finished gemstone platinum jewelry. The production cycle of platinum products is five to seven days, while the cycle for gold products is about two days. As such, we anticipate that more working capital will be needed to support this shift of product mix.

Our company is headquartered in the city of Shenzhen, in southern China, where we have a large-scale production base that includes a modern factory of more than 53,000 square feet, a dedicated senior design, sales and marketing team, and more than 600 company trained employees. We believe our current facilities provide adequate space for our planned expansion of our production lines, which will include diamond and other finished gemstone jewelry.

Corporate History

We operate through our wholly-owned subsidiary Fuqi International Holdings Co., Ltd., a British Virgin Islands corporation (“Fuqi BVI”) and its wholly-owned subsidiary, Shenzhen Fuqi Jewelry Co., Ltd., (“Fuqi China”) a company established under the laws of the People’s Republic of China.

On November 20, 2006, Fuqi BVI entered into a share exchange agreement with VT Marketing Services, Inc. (“VT”) and Mr. Yu Kwai Chong, who is our current Chief Executive Officer and Chairman of the Board of the Directors, to effect a reverse merger transaction (the “Reverse Merger”). Pursuant to the Reverse Merger, Mr. Chong, as the sole shareholder of Fuqi BVI, agreed to exchange all of his shares of Fuqi BVI for shares of VT and VT agreed to acquire all of the issued and outstanding capital stock of Fuqi BVI. VT was formed as part of the implementation of the Chapter 11 reorganization plan (the “Visitalk Plan”) of visitalk.com, Inc., which became effective on September 17, 2004. The Reverse Merger closed on November 22, 2006 and VT issued an aggregate of 11,175,543 shares of common stock in exchange for all of the issued and outstanding securities of Fuqi BVI. Upon the close of the Reverse Merger, VT became the 100% parent of Fuqi BVI and assumed the operations of Fuqi BVI and its subsidiary as its sole business. On November 8, 2006, VT reincorporated from Arizona to Nevada and on December 8, 2006, after the Reverse Merger, VT reincorporated from the Nevada to Delaware and changed its corporate name from “VT Marketing Services, Inc.” to “Fuqi International, Inc.” The transactions contemplated by the Reverse Merger were intended to be a “tax-free” transaction pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

For financial accounting purposes, the Reverse Merger was treated as a reverse acquisition by Fuqi BVI, under the purchase method of accounting, and was treated as a recapitalization with Fuqi BVI as the accounting acquirer. Accordingly, our historical financial statements have been prepared to give retroactive effect to the reverse acquisition completed on November 22, 2006, and represent the operations of Fuqi BVI and its wholly-owned subsidiary, Fuqi China.

Critical Accounting Policies, Estimates and Assumptions

Management’s discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates and assumptions include valuation of inventories, provisions for income taxes, allowance for doubtful accounts, and the recoverability of the long-lived assets. Actual results could differ from these estimates. Periodically, we review all significant estimates and assumptions affecting the financial statements and record the effect of any necessary adjustments.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Revenue Recognition. Wholesale revenue is recognized upon delivery and acceptance of jewelry products by our customers while the retail revenue is recognized upon receipt and acceptance of jewelry products by our customers, provided in each case that the other conditions of sales are satisfied: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred, upon shipment when title passes, or services have been rendered; (iii) our price to the buyer is fixed or determinable; and (iv) collectibility is reasonably assured.

Currency Reporting. Amounts reported are stated in U.S. Dollars, unless stated otherwise. Our functional currency is the RMB. Foreign currency transactions (outside the PRC) are translated into RMB according to the prevailing exchange rate at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet dates are translated into RMB at period-end exchange rates. For the purpose of preparing the consolidated financial statements, the consolidated balance sheets of our company have been translated into U.S. dollars at the current rates as of the end of the respective periods and the consolidated statements of income have been translated into U.S. dollars at the weighted average rates during the periods the transactions were recognized. The resulting translation gain adjustments are recorded as other comprehensive income in the statements of income and comprehensive income and as a separate component of statements of stockholders’ equity.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on the our assessment of the collectibility of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or our customers’ actual defaults exceed historical experience, our estimates could change and impact our reported results. We have not experienced any significant amount of bad debt in the past.

Inventory. Inventories are stated at the lower of cost (using the first-in, first-out method) or market. We continually evaluate the composition of our inventories assessing slow-moving and ongoing products. Our products contain gold and platinum material which will not become obsolete and accordingly we do not make any reserve for slow-moving and obsolete inventory.

Taxation

We are incorporated in the State of Delaware, and our wholly owned subsidiary, Fuqi BVI, is a British Virgin Islands company. We are subject to franchise taxes in Delaware but we are not subject to taxation in the British Virgin Islands and not currently subject to U.S. federal income taxes. Fuqi BVI’s wholly-owned subsidiary, Fuqi China, is a PRC company.

Under current tax laws in China, the usual statutory income tax rate applicable to PRC companies is 33%. Fuqi China currently enjoys a reduced enterprise income tax rate of 15%, which is granted to all enterprises operating in the Shenzhen Special Economic Zone. Prior to 2006, we were under the preferential income tax rate of 7.5% in 2005 and 2004, due to our status of being a new business. That status expired effective January 1, 2006. Our effective income tax rates for the six months ended June 30, 2007 and the years ended December 31, 2006 and 2005 were 17.9%, 14.7% and 7.8%, respectively. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law will become effective on January 1, 2008. We anticipate that as a result of the new EIT law, our income tax rates will rise to 25%, which could adversely affect our financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in China. We had enjoyed certain preferential tax concessions and the loss of these preferential tax concessions may cause our tax liabilities to increase and our profitability to decline.”

We are also subject to a 5% business tax on our design fees and a 17% value added tax on the processing fee. The 5% business tax is borne by us while the 17% value added tax is a component of the prices that we charge our customers. The sum of the design fee, processing fee, and the market price of raw materials used to manufacture our products is the wholesale price at which we sell our products. We treat the business tax as a sales-related expense and thus report it under selling and marketing in our statements of operations. See “Business — Pricing” for additional information.

We failed to report a cumulative amount of approximately $26 million in cash revenues related to design fees for the period from the inception of Fuqi China in 2001 to June 30, 2007. In April 2006, the Shenzhen local tax department levied a $1.8 million assessment against us for unpaid business taxes, fees, and income taxes related to these unreported cash revenues up to the period from inception to December 31, 2005. The assessment was originally due at the end of April 2006 and subject to 0.05% per day of interest and penalties thereafter. On April 28, 2006, we filed for an extension of the deadline to remit these outstanding taxes payable to December 20, 2006, and the extension request was approved by the tax department in July 2006. On December 28, 2006, Shenzhen City Tax Bureau granted a further extension to us from December 20, 2006 to April 25, 2007.

On April 25, 2007, we appointed a registered tax agent to apply on behalf of our company for a special reduction or exemption for the unpaid tax liabilities for the period from inception to December 31, 2006. On May 14, 2007, we received a notice from the Shenzhen tax department accepting our application for a tax reduction or exemption and were granted an additional period to remit our outstanding tax liabilities until August 9, 2007. The tax department agreed not to assess any interest and penalties during this review process until August 9, 2007. As of June 30, 2007, we had an accrual of approximately $3.8 million in tax liabilities representing business tax and fees of 5.2% and income tax on the unreported design revenues since inception and an accrual of approximately $1.1 million in estimated penalties. On August 10, 2007, we received a notice from the tax department conditionally agreeing to exempt our tax liabilities in the amount of approximately $3 million on unreported design fee income for the period from inception of our operations in 2001 to December 31, 2006, provided that our common stock is successfully listed on a major overseas stock exchange within 180 days from the date of the tax notice. Due to the contingent nature of this notice, we will maintain our accrued liabilities for these taxes and penalties in our consolidated balance sheet until the conditions of the notice are fully met.

Impact of Recent Currency Exchange Rate Increase

We use the U.S. dollar as the reporting currency for our financial statements. Our operations are conducted through our PRC operating subsidiary, Fuqi China, and our functional currency is the RMB. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar and, as a result, the RMB has appreciated against the U.S. dollar by approximately 7.3% from 1:8.27 on July 21, 2005 to 1:7.71 on May 2, 2007. In converting our RMB income statement amounts into U.S. dollars we used the following RMB/$ exchange rates: 8.3 for 2004, 8.1963 for 2005, 7.959 for 2006 and 7.704 for the six months ended June 30, 2007. Our operating results in 2005 and 2006 have benefited, and our financial results for the balance of 2007 are likely to benefit, as a result of appreciation of the RMB against the U.S. dollar. There is no guarantee that we will benefit from the exchange rate in the future and our operations may suffer if a less favorable exchange rate develops.

Results of Operations

The following table sets forth our consolidated statements of operations by amount and as a percentage of total net sales for the six months ended June 30, 2007 and 2006 (unaudited) and the years ended December 31, 2006, 2005 and 2004 in U.S. dollars:

	Six Months Ended June 30,				Years Ended December 31,
	2007		2006		2006		2005		2004
	In Dollars	Percent of Revenue	In Dollars	Percent of Revenue	In Dollars	Percent of Revenue	In Dollars	Percent of Revenue	In Dollars	Percent of Revenue
	(Unaudited)
	(In Thousands, Except Share Amounts and Earnings per Share)
Net sales	$54,241	100.0%	$48,524	100.0%	$92,409	100.0%	$72,580	100.0%	$56,765	100.0%
Cost of sales	48,024	88.5	44,094	90.9	83,619	90.5	64,964	89.5	50,862	89.6
Gross profit	6,217	11.5	4,430	9.1	8,790	9.5	7,616	10.5	5,903	10.4
Operating expenses
Selling and marketing	381	0.7	216	0.4	490	0.5	624	0.9	549	1.0
General and administrative	1,161	2.2	568	1.2	794	0.9	671	0.9	1,006	1.7
Total operating expenses	1,542	2.8	784	1.6	1,284	1.4	1,295	1.8	1,555	2.7
Income from operations	4,675	8.7	3,646	7.5	7,506	8.1	6,321	8.7	4,348	7.7
Other income (expenses):
Interest expense	(530)	(1.0)	(400)	(0.8)	(799)	(0.8)	(498)	(0.7)	(100)	(0.2)
Interest income	3	—	—		70	0.1	—	—	—	—
Change of fair value on inventory loan payable	(48)	(0.1)	—	—	—	—	—	—	—	—
Loss on disposal of fixed assets	—	—	—	—	—	—	—	—	(45)	(0.1)
Miscellaneous	5	—	12	—	13	—	(1)	—	4	—
Total other income (expenses)	(570)	1.1	(388)	(0.8)	(716)	(0.7)	(499)	(0.7)	(141)	(0.3)
Income before provision for income taxes	4,105	7.6	3,258	6.7	6,790	7.4	5,822	8.0	4,207	7.4
Provision for income taxes	733	1.4	470	1.0	995	1.1	452	0.6	359	0.6
Net income	3,372	6.2	2,788	5.7	5,795	6.3	5,370	7.4	3,848	6.8
Other comprehensive income – foreign currency translation adjustments	314	0.6	71	0.2	288	0.3	143	0.2	—	—
Comprehensive income	$3,686	6.8	$2,859	5.9	$6,083	6.6	$5,513	7.6	$3,848	6.8
Earnings per share – basic	$0.27		$0.25		$0.51		$0.48		$0.34
Earnings per share – diluted	$0.22		$0.25		$0.50		$0.48		$0.34
Dividend per share – basic	$—		$0.24		$0.24		$0.49		$0.35
Dividend per share – diluted	$—		$0.24		$0.24		$0.49		$0.35
Weighted average number of common shares – basic	12,234,705		11,175,543		11,260,544		11,175,543		11,175,543
Weighted average number of common shares – diluted	15,393,332		11,175,543		11,631,459		11,175,543		11,175,543

Six Months Ended June 30, 2007 and 2006

Net sales, which consist of gross sales net of returns, for the six months ended June 30, 2007 increased to $54.2 million, an increase of $5.7 million, or 11.8%, from net sales of $48.5 million for the six months ended June 30, 2006. The increase in net sales was primarily the result of an increase in our prices, which included the price of precious metals, our processing fees and our design fees.

Net sales for the six months ended June 30, 2007 and 2006 were comprised of the following:

	Six Months Ended June 30,
	2007		2006
	Amount in Millions	Percentage	Amount in Millions	Percentage
Platinum	$12.0	22.1%	$10.0	20.6%
Gold	28.2	52.0	22.1	45.6
K-gold and Studded Jewelry	14.0	25.9	16.4	33.8
Total	$54.2	100.0%	$48.5	100.0%

Cost of sales is mainly comprised of costs of raw materials, primarily gold and platinum, in addition to direct manufacturing costs and factory overhead. Cost of sales for the six months ended June 30, 2007 increased to $48.0 million, an increase of $3.9 million, or 8.8%, from $44.1 million for the same period in 2006. The increase was primarily due to the increase in the cost of raw materials for the six months ended June 30, 2007.

Gross profit for the six months ended June 30, 2007 increased to $6.2 million, an increase of $1.8 million, or 40.9%, from $4.4 million for the same period in 2006. The gross margin for the six months ended June 30, 2007 was 11.5%, compared to 9.1% for the same period in 2006. The increase in the gross margin for the six months ended June 30, 2007 as compared to the same period in 2006 was primarily due our higher sales prices during the three months ended June 30, 2007, as compared to the reduced sales prices in the same period in 2006, which were lowered in an attempt to generate more sales volume.

Selling and marketing expenses are primarily comprised of business taxes, advertising expenses, traveling expenses, production costs of marketing materials, insurance, and delivery expenses. Selling and marketing expenses for the six months ended June 30, 2007 were approximately $381,000, an increase of $165,000, or 76.39%, from $216,000 for the same period in 2006. The increase in selling and marketing expenses was primarily due to our extended advertising campaign during Chinese New Year, an increase in electricity fees, an increase in insurance coverage for product delivery, and an increase in retail related expenses.

General and administrative expenses consist primarily of payroll expenses, benefits and travel expenses for our staff, professional fees including audit, accounting, legal and financial advisory, depreciation expenses, and general office expenses. General and administrative expenses for the six months ended June 30, 2007 were $1.2 million, an increase of $0.6 million, or 100%, from $0.6 million for the same period in 2006. The increase in general and administrative expenses was primarily due to an increase of professional fees incurred as a result of being a publicly reporting company in the United States. In addition, we granted our Chief Financial Officer a one-time discretionary bonus of $89,411 in connection with the exercise of warrants during the second quarter of 2007.

Interest expenses were approximately $530,000 for the six months ended June 30, 2007, an increase of $130,000, or 32.5%, from $400,000 for same period in 2006. The increase in interest expense was primarily a result of our increases in short term bank financing and increases in interest rates for the six months ended June 30, 2007.

Provision for income tax expense was approximately $733,000 for the six months ended June 30, 2007, an increase of $263,000, or 56%, from approximately $470,000 for the same period in 2006. The increase was primarily due to an increase in the taxable income for the six months ended June 30, 2007.

Net income increased to $3.4 million for the six months ended June 30, 2007 from $2.8 million for the six months ended June 30, 2006, an increase of $0.6 million, or 21.43%.

Other comprehensive income, which consists of gains from foreign exchange translations, was approximately $314,000 for the six months ended June 30, 2007, an increase of $243,000, or 342.3%, from $71,000 for the six months ended June 30, 2006. The increase was a result of continuous appreciation of the RMB exchange rate against the U.S. dollar.

Years Ended December 31, 2006 and 2005

Net sales for the year ended December 31, 2006 increased to $92.4 million, an increase of $19.8 million, or 27.3%, compared to net sales of $72.6 million for the year ended December 31, 2005. The increase in net sales was primarily the result of an increase in our prices, which was the result of an increase in the price of precious metals, and a change in product mix. We sold more platinum jewelry during the year ended December 31, 2006 as compared to 2005.

Net sales for the years ended December 31, 2006 and 2005 were comprised of the following:

	Year Ended December 31,
	2006		2005
	Amount in Millions	Percentage	Amount in Millions	Percentage
Platinum	$21.0	22.7%	$13.2	18.2%
Gold	43.6	47.2	34.9	48.1
K-gold and Studded Jewelry	27.8	30.1	24.5	33.7
Total	$92.4	100.0%	$72.6	100.0%

Cost of sales for the year ended December 31, 2006 increased to $83.6 million, an increase of $18.6 million, or 28.6%, compared to cost of sales of $65.0 million for the year 2005. The increase was primarily due to the increase in net sales for year ended December 31, 2006, with the percentage increase in cost of sales in line with the increase in net sales. The small difference in the percentage change was mainly due to increased labor costs required for processing platinum.

Gross profit for the year ended December 31, 2006 increased to $8.8 million, an increase of $1.2 million, or 15.8%, compared to $7.6 million for the same period in 2005. The increase in gross profit resulted primarily from the increase in net sales, which resulted from an increase in precious metal prices. However, gross profit margin decreased to 9.5% for year ended December 31, 2006, compared to 10.5% for the same period in 2005. The decrease in gross profit margin was mainly attributable to our decision to reduce prices in the third quarter of 2006 in an effort to attract more sales.

Selling and marketing expenses for the year ended December 31, 2006 were $490,000, a decrease of $134,000, or 21.5%, as compared to $624,000 for the year ended December 31, 2005. The decrease in selling and marketing expenses was primarily due to our more targeted and focused marketing efforts in 2006.

General and administrative expenses for the year ended December 31, 2006 were $793,453, an increase of $122,262, or 18.2%, as compared to $671,191 for the same period in 2005. The increase in general and administrative expenses was mainly due to costs and fees incurred in connection with the Reverse Merger between Fuqi BVI and the predecessor of our current Delaware-incorporated holding company.

Interest expenses were approximately $799,000 for the year ended December 31, 2006, an increase of $301,000, or 60.4%, as compared to $498,000 for year ended December 31, 2005. The increase in interest expense was primarily a result of an increase in interest rates for short term bank financing for the year ended December 31, 2006.

Provision for income tax expense was approximately $995,000 for the year ended December 31, 2006, an increase of $542,000, or 119.6%, as compared to approximately $453,000 for the same period in 2005. The increase was primarily due to the increase in our operating income for the year ended December 31, 2006.

Net income increased to $5.8 million for year ended December 31, 2006 from $5.4 million for the year ended December 31, 2005, an increase of $0.4 million, or 7.4%.

Other comprehensive income was $288,000 during 2006, an increase of $144,000 or 100%, as compared to $144,000 during 2005. The PRC government maintained a relatively fixed exchange rate for the RMB against the U.S. dollar until the end of the third quarter of 2005. The exchange rate continued to appreciate during the year ended December 31, 2006, contributing to the year on year increase in other comprehensive income.

Years Ended December 31, 2005 and 2004

Net sales for the year ended December 31, 2005 increased to $72.6 million, an increase of $15.8 million, or 27.8%, compared to net sales of $56.8 million for the year ended December 31, 2004. The increase in net sales was primarily the result of an increase in the quantity of jewelry that we sold in 2005, which we believe increased primarily because of our marketing activities and favorable credit terms that we made available to our customers.

Net sales for the year ended December 31, 2005 and 2004 were comprised of the following:

	Year Ended December 31,
	2005		2004
	Amount in Millions	Percentage	Amount in Millions	Percentage
Platinum	$13.2	18.2%	$7.1	12.5%
Gold	34.9	48.1	25.8	45.4
K-gold and Studded Jewelry	24.5	33.7	23.9	42.1
Total	$72.6	100.0%	$56.8	100.0%

Cost of sales for the year ended December 31, 2005 increased to $65.0 million, an increase of $14.1 million, or 27.7%, compared to cost of sales of $50.9 million for the year ended December 31, 2004. The increase was primarily due to the increase in net sales for the year ended December 31, 2005, with the percentage increase in cost of sales in line with the increase in net sales.

Gross profit for the year ended December 31, 2005 increased to $7.6 million, an increase of $1.7 million, or 28.8%, compared to $5.9 million for the year ended December 31, 2004. The increase in gross profit resulted primarily from the increase in net sales. Gross profit margin was 10.5% for the year ended December 31, 2005 and 10.4% for the year ended December 31, 2004.

Selling and marketing expenses for the year ended December 31, 2005 were $624,000, an increase of $75,000, or 13.7%, as compared to $549,000 for the year ended December 31, 2004. The increase in selling and marketing expenses was primarily due to an increase in our promotional and advertising activities.

General and administrative expenses for the year ended December 31, 2005 were $671,000, a decrease of $335,000, or 33.3%, as compared to $1,006,000 for the year ended December 31, 2004. In 2004, we unsuccessfully attempted a Reverse Merger and costs associated with this transaction accounted for higher general and administrative expenses in the year ended December 31, 2004. In addition, we accrued estimated penalties in the amount of $1.1 million on unpaid business taxes related to cash revenues since 2004.

Interest expenses were approximately $498,000 for the year ended December 31, 2005, an increase of $398,000, or 398%, as compared to $100,000 for year ended December 31, 2004. The increase in interest expense was primarily a result of our increased use of bank financings in 2005 to acquire raw materials.

Provision for income tax expense was approximately $452,000 for the year ended December 31, 2005, an increase of $93,000, or 25.9%, as compared to approximately $359,000 for the year ended December 31, 2004. The increase was primarily due to the increase in our operating income for the year ended December 31, 2005.

Other comprehensive income increased to $143,000 during 2005, compared to $0 during 2004. The PRC government maintained a relatively fixed exchange rate against the U.S. dollar until the end of the third quarter of 2005. Therefore there were no adjustments related to foreign currency translations during 2004.

Net income increased to $5.4 million for the year ended December 31, 2005 from $3.8 million for the year ended December 31, 2004, an increase of $1.6 million, or 42%.

Quarterly Comparisons

The following table presents the unaudited consolidated statements of operations data for each of ten fiscal quarters through June 30, 2007, in dollars. In management’s opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods. In addition, our operating results have in the past and may in the future fluctuate significantly as a result of many factors, including the seasonality of our business and the unpredictable fluctuation of prices of precious metals. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful, and as a result, you should not rely on them as an indication of future performance.

Amounts in Thousands (Unaudited)
	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005
Net sales	$26,281	$27,960	$24,802	$19,083	$24,220	$24,304	$20,652	$16,013	$14,910	$21,005
Cost of sales	23,228	24,796	21,868	17,657	23,007	21,087	17,802	14,141	13,892	19,129
Gross profit	3,053	3,164	2,934	1,426	1,213	3,217	2,850	1,872	1,018	1,876
Operating expenses:
Selling and marketing	187	194	162	112	110	106	182	128	109	205
General and administrative	740	421	149	77	299	269	155	231	150	135
Total operating expenses	927	615	311	189	409	375	337	359	259	340
Income from operations	2,126	2,549	2,623	1,237	804	2,842	2,513	1,513	759	1,536
Other income (expenses):
Interest expense	(283)	(247)	(222)	(177)	(190)	(210)	(182)	(140)	(98)	(78)
Interest income	3	—	70	—	—	—	—	—	—	—
Change of fair value on inventory loan payable	(7)	(41)	—	—	—	—	—	—	—	—
Loss on disposal of fixed assets	—	—	—	—	—	—	—	—	—	—
Miscellaneous	6	—	1	—	—	12	—	(1)	—	—
Total other expenses	(281)	(288)	(151)	(177)	(190)	(198)	(182)	(141)	(98)	(78)
Income before provision for income taxes	1,845	2,261	2,472	1,060	614	2,644	2,331	1,372	661	1,458
Provision for income taxes	356	378	370	155	100	370	190	103	47	112
Net income	1,489	1,883	2,102	905	514	2,274	2,141	1,269	614	1,346
Other comprehensive income – foreign currency translation adjustments	204	110	122	95	14	57	(100)	243	—	—
Comprehensive income	$1,693	$1,993	$2,224	$1,000	$528	$2,331	$2,041	$1,512	$614	$1,346

Liquidity and Capital Resources

At June 30, 2007, we had retained earnings of $6.7 million and had cash of $8.5 million. We have historically financed our operations with cash flows generated from operations, as well as through the borrowing of long-term or short-term bank loans. In addition, we have borrowed from our controlling stockholder, Mr. Yu Kwai Chong, for short term working capital requirements.

At June 30, 2007, we had outstanding facility lines of credit and short-term notes payables with banks in an aggregate amount of $16.4 million, consisting of $15.1 million in short-term notes payable to banks and $1.3 million in facility lines of credit. Our loans are secured by inventory, real property and/or guaranteed by our affiliates and our controlling stockholder.

We have a general banking facility line of credit with Agricultural Bank of China pursuant to a Maximum Banking Facility Agreement dated August 24, 2006. The terms of the agreement enable us to borrow up to a maximum facility amount of $13.1 million. Maturity dates for each withdrawal typically range from three to six months and are agreed to by the parties at the time of withdrawal. As of June 30, 2007, we had $13.1 million outstanding under the facility, with interest rates ranging from 6.426% to 6.732%. In addition, we have a line of credit and a bank loan from China Construction Bank and DBS Bank. As of June 30, 2007, we had $3.3 million outstanding with interest rates ranging from 6.732% to 7.02% from the DBS Bank line of credit and a bank loan from China Construction Bank. Amounts borrowed under the banking facility lines of credit are secured by our inventory, real property, and/or guaranteed by our affiliates and our controlling stockholder and have certain restrictions and covenants. We do not guarantee any indebtedness of our affiliates. The amounts outstanding under these lines of credit and bank loans are presented in our financial statements as notes payable and line of credit. For additional information, see Note 5 and Note 6 to our consolidated financial statements contained in this prospectus.

Prior to the Reverse Merger, our then sole stockholder, Mr. Yu Kwai Chong, who is also our President, Chief Executive Officer and Chairman of the Board, made loans to us on a regular basis to meet short term financing needs of our company. Typically, these advances were in amounts ranging from $30,000 to $5.5 million, with no more than $10.0 million outstanding at any time. We did not pay interest on any of these advances. During the same period, Mr. Chong borrowed from our company primarily to fund personal liquidity needs. Since the closing of the Reverse Merger, at which time Mr. Chong ceased to be our sole stockholder, we have not engaged in any cash advance transactions with Mr. Chong and will not engage in these transactions in the future. Prior to the Reverse Merger, effective in November 2006, we paid dividends to our then sole stockholder, Mr. Chong. During the years ended December 31, 2006, 2005 and 2004, we paid cash dividends of $2.7 million, $5.4 million, and $4.0 million, respectively, to Mr. Chong. We currently have no intention to declare further dividends in the foreseeable future. Payment of dividends is further restricted under the provisions of our existing loan agreements.

On our consolidated statements of cash flows, we recorded advances by Mr. Chong to us and related repayments to him as financing activities, and advances by us to Mr. Chong and related repayments by him as investing activities. Advances and repayments were not subject to written loan agreements; the advances were partially repaid within three months while the remaining portions were repaid over three months. In accordance with FAS 95, we present the gross amounts of the advances and repayments in our consolidated statements of cash flows.

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)
	(In Thousands)
Net cash provided by (used for) operating activities	$(8,981)	$(5,115)	$4,037	$3,202	$2,270
Net cash provided by (used for) investing activities	(397)	5,791	9,613	(17,928)	(1,103)
Net cash provided by (used for) financing activities	4,264	—	(595)	14,622	(2,205)
Effect of exchange rate changes on cash	253	208	229	(81)	—
Net increase (decrease) in cash	$(4,861)	$884	$13,284	$(185)	$(1,038)
Cash at beginning of period	13,355	71	71	256	1,294
Cash at end of period	$8,494	$955	$13,355	$71	$256

Net cash provided by (used for) operating activities. Net cash used for operating activities was $9.0 million for the six months ended June 30, 2007, compared to net cash used for operations of $5.1 million for the same period in 2006. The $3.9 million increase was primarily due to an increase in inventory in the amount of $14.4 million during the six months ended June 30, 2007 compared to an increase of $5.2 million during the same period in 2006, in addition to an increase of refundable value added taxes in the amount of $2.1 million during the first half of 2007 compared to an increase of $610,000 in the same period in 2006. Net cash provided by operating activities was $4.0 million for the year ended December 31, 2006, compared to net cash provided by operations of $3.2 million for the same period in 2005. Net cash provided increased by $0.8 million primarily because of (i) the utilization of VAT refundable of $0.4 million, (ii) increase in inventory of $0.1 million and (iii) recovery of inventory loan receivable of $0.7 million, in addition to a change in prepaid expenses.

Net cash provided by (used for) investing activities. Net cash used for investing activities amounted to approximately $398,000 for the six months ended June 30, 2007, compared to net cash provided by investing activities of $5.8 million for the six months ended June 30, 2006. The change was due to an increase in restricted cash of approximately $390,000, in addition to the absence of loans and related repayments between our controlling stockholder and us, as had occurred during the six months ended June 30, 2006. Net cash provided by investing activities amounted to $9.6 million for the year ended December 31, 2006, compared to net cash used for investing activities of $17.9 million for the year ended December 31, 2005. The change was due to a net repayment of $6.9 million (the amount of repayments over advances) in 2006 by our majority stockholder, Mr. Yu Kwai Chong, compared to a net advance of $14.4 million (the amount of advances over repayments) to this stockholder in 2005.

Net cash provided by (used for) financing activities. Net cash provided by financing activities amounted to $4.3 million for the six months ended June 30, 2007, compared to net cash used for financing activities of $0 million for the six months ended June 30, 2006. The increase of cash provided was primarily a result of the additional borrowings of $1.9 million from the facility line of credit we entered into in February 2007, in addition to net proceeds of $2.8 million from the exercise of warrants that occurred during the second quarter of 2007. Net cash used for financing activities amounted to $595,000 for the year ended December 31, 2006, compared to net cash provided by financing activities of $14.6 million for the year ended December 31, 2005. The change was primarily a result of our use of short-term and long-term bank financing in a total amount of $8.8 million in 2005. In addition, we borrowed a net amount of $415,000 from Mr. Yu Kwai Chong in 2006 compared to $0 in 2005. We also received $4.8 million in capital contributions from Mr. Chong in 2005 compared to $0 in 2006.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, for the next 12 months. We may,

however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

We intend to expand our retail operations in order to capitalize on the growing consumer market in China. We intend to open new retail locations by leasing unoccupied space, acquiring existing leases from third parties and/or acquiring the existing jewelry operations of third parties that occupy retail space. While we are still in the process of determining all the steps necessary to implement our retail expansion, it will largely depend on our ability to find sites for, open and operate new retail locations successfully, which depends on, among other things, our ability to: (i) identify suitable counter and store locations; (ii) purchase and negotiate acceptable lease terms; (iii) prepare counters and stores for opening within budget; (iv) source sufficient levels of inventory at acceptable costs to meet the needs of new counters and stores; (v) hire, train and retain personnel, and (vi) secure required governmental permits and approvals.

In April 2007, we entered into a transfer agreement with an unrelated party (the “Transferor”), which has operation agreements with department stores for five jewelry retail counters. Under the terms of the agreement, the Transferor agreed to assign all of the operation rights to us for a fee of $400,000. The fee is payable in three separate installments. The first payment of $120,000 is due upon completion of the transfer of the operation rights by the department stores to us. The second installment of $120,000 is due within 30 days after the remittance of the first installment while the final installment of $160,000 is due within 90 days after the remittance of the first installment. We obtained temporary operation rights from the Transferor to operate these counters from May 1, 2007. The Transferor is in the progress of negotiating the transfer of operation rights to us with these department stores. As of August 13, 2007, we have not yet received formal operation rights transfer agreements but have received verbal confirmations from the department stores. We have also commenced negotiations with an individual to potentially serve as director of our retail operations.

During 2007, we plan to open 20 retail counters and 2 retail stores in municipalities and provincial capitals throughout China. In 2008, we plan to open 60 to 80 retail counters and 8 to 10 retail stores. In addition to the funds required to open new retail locations, additional working capital will be needed to operate the retail locations due to longer sales and collection cycles and higher inventory levels required to support retail stores. We currently anticipate that we will need approximately $40 million in capital to execute our retail plan for the coming two years. We anticipate that a substantial portion of it, approximately $20 million, would be used to acquire new raw materials. A smaller portion of the additional capital, approximately $16 million, would be used for the opening of retail outlets. Approximately $2 million of the additional capital would be used to acquire new components and additional tooling, while the remaining portion of the additional capital would be applied to working capital for labor to manufacture jewelry and for marketing and promotional activities. Additional capital for this objective may be required that is in excess of our current resources, requiring us to raise additional capital through additional equity offerings or secured or unsecured debt financing. The availability of additional capital resources will depend on prevailing market conditions, interest rates, and our existing material financial position and results of operations. The foregoing amounts are only estimates, which may change based on our analysis and evaluations of changing market conditions.

Contractual obligations

The following table describes our contractual commitments and obligations as of June 30, 2007:

	Payments due by Period (in $)
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	(Unaudited)
Lease of Plant	$354,540	$118,180	$236,360	$—	$—
Lease of Staff Dormitory	33,458	33,458	—	—	—
	$387,998	$151,638	$236,360	$—	$—

Seasonality

Our business is seasonal in nature. Our sales and net income are traditionally higher in the fourth calendar quarter than the rest of the year. The primary factors that affect the seasonal changes in our business operations are holidays and traditional Chinese festivals. In the fourth quarter, retailers often experience increased sales due to the week-long public holiday for Chinese National Day, as well as Christmas and New Year’s Day. In addition, jewelry retailers commonly stock up from wholesalers in the fourth quarter to prepare for potentially higher sales in the following quarter for Chinese New Year. This quarter is also a peak season for marriages and the birth of newborns in China, which have historically resulted in higher sales. This seasonal trend in our business occurred during 2004 and 2005. However, there was a slight variation during 2006. Because of rising precious metal prices in the fourth quarter of 2006, many customers delayed their orders until the first quarter of 2007, resulting in lower-than-expected sales volume in the fourth quarter of 2006, and higher than expected sales in the first quarter of 2007.

Off-Balance Sheet Transactions

We have no material off-balance sheet transactions.

New Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board issued SFAS No. 155 (“FAS 155”), “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the FASB’s interim guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, however, early adoption is permitted for instruments acquired or issued after the beginning of an entity’s fiscal year in 2006. We adopted FAS 155 in the quarter ended March 31, 2007 and such adoption does not have any material impact on our financial position and results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140”. Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and providing for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effective beginning with the first fiscal year that begins after September 15, 2006. We adopted FAS 155 in the quarter ended March 31, 2007 and such adoption does not have any material impact on our financial position and results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48 (“FIN48”), “Accounting for Uncertainty in Income Taxes”. This interpretation requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 provides guidance on de-recognition, classification, accounting in interim periods and disclosure requirements for tax contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We adopted the provisions of FIN48 on January 1, 2007 and have determined the impact of the adoption of FIN 48 is insignificant to our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are evaluating the impact of this new pronouncement to our financial position and results of operations or cash flows.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, effective for fiscal years ending after December 15, 2006. SFAS 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, with limited exceptions, effective for fiscal years ending after December 15, 2008. We do not expect the adoption of SFAS 158 will have a material impact on our financial position or results of operations, as we do not currently have any defined benefit pension or other post-retirement plans.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”),”Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 provides that once a current year misstatement has been quantified, the guidance in SAB No. 99, “Financial Statements - Materiality”, should be applied to determine whether the misstatement is material and should result in an adjustment to the financial statements. Under certain circumstances, prior year financial statements will not have to be restated and the effects of initially applying SAB 108 on prior years will be recorded as a cumulative effect adjustment to beginning Retained Earnings on January 1, 2006, with disclosure of the items included in the cumulative effect. We do not expect the application of the provisions of SAB 108 to have a material impact, if any, on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. The objective of this statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected by the FASB to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting this statement; however, we do not expect the adoption of this provision to have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

We use the U.S. dollar as the reporting and functional currency for our financial statements. As we conduct our operations through our PRC subsidiary, the functional currency of our PRC subsidiary is RMB. Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as other comprehensive income.

The value of RMB is subject to changes in China’s governmental policies and to international economic and political developments. In January, 1994, the PRC government implemented a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, began publishing a daily base exchange rate with reference primarily to the supply and demand of RMB against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for RMB within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This modification has resulted in an approximate 7.3% appreciation of the RMB against the U.S. dollar from July 21, 2005 to May 2, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further fluctuation of the exchange rate of RMB against the U.S. dollar. As all of our net revenues are recorded in RMB, any future devaluation of RMB against the dollar could negatively impact our results of operations.

Interest Rate Risk

As of June 30, 2007, we had $16.4 million outstanding under short term credit facilities from banks, with interest rates ranging from 6.426% to 6.732%. As all of these borrowings are short term borrowings, we believe our exposure to interest rate risk is not material. We do not use any derivative financial instruments to manage interest rate risks.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.9%, 1.8% and 3.4% in 2004, 2005 and 2006, respectively.

Commodity Price Sensitivity

We are exposed to market risk in connection with our inventory balances, which are comprised primarily of gold, platinum and jewelry made from gold and platinum. Our inventories are stated at the lower of cost or market using the first in first out method. If there is a downward change in the market price of gold, we are required to mark-down the value of our inventory and record a loss in our statement of operations. As of June 30, 2007, our inventory position was approximately $20.8 million, which consisted of gold and jewelry made from gold acquired at an average price of $18.34 per gram and platinum and jewelry made from platinum acquired at an average price of $36.24 per gram. On June 29, 2007, the prices of gold and platinum on the Shanghai Gold Exchange were $17.82 per gram and $36.13 per gram, respectively. Since our inception we have not experienced any losses due to changes in the market price of gold or platinum because the prices of gold and platinum have generally risen since our inception. Currently we do not hold any forward contracts or use any other derivative instruments to hedge our exposure to fluctuations in the price of gold. However, we intend to use such hedging strategies in the future.

Change in Accountants

On November 22, 2006, we dismissed Epstein, Weber & Conover, P.L.C. (“EWC”) as our independent registered public accounting firm following the change in control of our company in connection with the Reverse Merger. EWC conducted the audit of our predecessor company, VT Marketing Services, Inc. (“VT”), prior to the Reverse Merger for the financial statements for the years ended December 31, 2005 and 2004. The decision to change accountants was approved and ratified by our Board of Directors. The report of EWC on the financial statements of our predecessor company for the fiscal years ended December 31, 2005 and 2004 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph relative to VT’s ability to continue as a going concern.

While EWC was engaged by us and our predecessor company there were no disagreements with EWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to our company, which disagreements if not resolved to the satisfaction of EWC would have caused it to make reference to the subject matter of the disagreements in connection with its report on our financial statements for the fiscal years ended December 31, 2005 and 2004.

Following the Reverse Merger, we engaged Stonefield Josephson, Inc., which served as Fuqi China’s independent registered certified public accountants for the fiscal years ended December 31, 2005, 2004 and 2003, as our independent registered public accounting firm.

BUSINESS

Overview

We are a leading designer of high quality precious metal jewelry in China, developing, promoting, and selling a broad range of products to the rapidly expanding Chinese luxury goods market. According to Global Industry Analysts, Inc., or GIA, China’s jewelry industry grew to $14 billion in 2005 and China is expected to lead global jewelry processing and consumption by 2010.

Our products consist of a range of unique styles and designs made from precious metals such as platinum, gold, and Karat gold (K-gold), as well as diamonds and other precious stones. Our design database presently contains over 20,000 unique products. We continuously innovate and change our designs based upon consumer trends in China. By continuously creating new designs and rapidly bringing them to market, we believe we are able to differentiate ourselves from our competitors and strengthen our brand identity.

Our nationwide distribution network and significant relationships with retailers allow us to test-market, promote and sell our products in almost every province in China. We believe our vertically integrated direct sales operations, which include product development, sales and marketing, and order fulfillment and delivery, allow us to effectively reach consumers and maximize sales throughout China.

We have historically sold our products directly to distributors, retailers and other wholesalers, who then sell our products to consumers through both retail counters located in department stores and in traditional stand-alone jewelry stores. We sell our products to our customers at price points that reflect the market price of the base material, plus a mark-up reflecting our design fees and processing fees. Typically this markup ranges from 10-12%. Our customers then further mark up our products to the consumers up to an additional 30%. Our target price points are primarily designed to appeal to China’s growing middle class.

In order to capitalize on the substantial growth in consumer spending on luxury goods in China and to capture the margin appreciation from direct sales to the consumer, we recently initiated a retail strategy in product categories where we believe we will not compete with our existing sales channels. Our retail strategy will focus on finished gemstone jewelry, which we previously provided only on a custom-order basis and which has historically represented only a nominal percentage of our overall sales.

We intend to open new retail locations by leasing unoccupied space, acquiring existing leases from third parties and/or acquiring the existing jewelry operations of third parties that occupy retail space. During 2007, we intend to open 20 retail counters and 2 retail stores in municipalities and provincial capitals throughout China. In 2008, we plan to open 60 to 80 retail counters and 8 to 10 retail stores. We believe our expansion into the retail market will provide us with:

•	direct access to the consumer market, allowing us to respond more rapidly to changing consumer tastes;
•	an opportunity to grow our revenue base as we roll out our retail strategy;
•	improved net margins from higher markups in the retail market; and
•	increased brand awareness.

Our company is headquartered in the city of Shenzhen, in southern China, where we have a large-scale production base that includes a modern factory of more than 53,000 square feet, a dedicated senior design, sales and marketing team, and more than 600 company-trained employees. We believe our current facilities provide adequate space for our planned expansion of our production lines, which will include diamond and other finished gemstone jewelry.

Our sales grew at an average rate of 57% per annum, reaching $92.4 million in 2006, from $15.2 million in 2002. To date, the increase in our sales has occurred organically, without the acquisition of other companies. Our income from operations grew from $1.0 million in 2002 to $7.5 million in 2006, while our net income grew from $1.0 million in 2002 to $5.8 million in 2006.

Industry Background and Trends

China’s growing consumer market

China’s market for jewelry and other luxury goods is expanding rapidly, due in part to the country’s rapid economic growth. According to the EIU, China’s real gross domestic product, or GDP, grew by 10.1%, 10.4% and 10.7% in 2004, 2005 and 2006, respectively. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle-class consumer base. According to EIU, private consumption has grown at a 9% compound annual growth rate, or CAGR, over the last decade.

Notwithstanding China’s rapid economic growth, with a population of 1.3 billion people, China’s economic output and consumption rates are still small on a per capita basis compared to developed countries. In 2006, China’s GDP per capita was $7,530, as compared to GDP per capita of $44,244 in the United States. Per capita disposable income in China has grown at a CAGR of 9.8% over the last decade, rising to $728 in 2006, as compared to $9,522.8 in the United States. We believe that, as China’s economy develops, disposable income and consumer spending levels will continue to catch up to those of developed countries like the United States.

The following table sets forth a summary of certain data regarding China’s economic growth for the years from 2002 to 2006.

	2002	2003	2004	2005	2006	CAGR (2002 – 2006)
Nominal GDP at PPP (in billions of US$)	$6,089	$6,783	$7,642	$8,692	$9,901	13%
Real GDP per capita (in US$)	4,740	5,250	5,880	6,650	7,530	12%
Disposable income per capita	546	603	682	690	728	7%

Source: Economist Intelligence Unit.

The following table sets forth a summary of certain projections regarding China’s economic growth for the periods from 2007 to 2011.

	2007	2008	2009	2010	2011	CAGR (2007 – 2011)
Total real GDP (in billions of US$)	$11,178	$12,538	$14,006	$15,536	$17,069	11%
Real GDP per capita (in US$)	8,448	12,538	1,0478	11,573	12,635	11%
Disposable income per capita	798	891	991	1,112	1,248	12%

Source: Economist Intelligence Unit.

China’s government has demonstrated on multiple occasions its commitment to continued economic growth. An underlying driver of economic policy in China is the need to achieve strong rates of growth in order to create jobs and reduce economic imbalances, particularly between urban and rural areas. The government has set a target of building a more equal society by 2020, largely by promoting development in rural areas and continuing its program of economic reforms. Income expanded for both urban and rural populations in 2006. According to the EIU, in 2006 disposable income per capita for urban residents averaged $1,475, an increase of 12% from 2005, while those of rural residents reached $449, an increase of 10% from 2005.

China’s growing jewelry market

Fueled by increased personal income, China’s market for precious metal jewelry and other luxury products has been experiencing rapid growth. According to GIA, the precious metal jewelry market in China has increased by 35% from 2001, reaching $14.9 billion in 2006. According to the same source, China is becoming one of the largest consumers of gold jewelry in the world by volume, consuming more than 198 tons of gold jewelry in 2002.

Gold is the largest segment in China’s precious jewelry market, followed by platinum and diamond jewelry. According to GIA, jewelry has become the third largest consumption item in China after automobiles and housing. The total market size for precious jewelry is expected to exceed $18.1 billion in 2010.

The following table sets forth actual and projected annual sales figures for China’s jewelry market:

	2001 (Actual)	2006 (Estimated)	2010 (Estimated)
	(In Millions)
Gold Jewelry	$4,924.2	$5,970.9	$6,875.6
Diamond Jewelry	1,887.5	2,898.9	4,072.6
Silver Jewelry	677.8	806.3	934.6
Platinum Jewelry	2,111.8	3,608.2	4,458.0
Other Jewelry	1,314.4	1,573.4	1,855.6
Total	$10,915.7	$14,857.7	$18,196.4

Source: Global Industry Analysts, Inc.

Other factors driving the growth of China’s jewelry market

In addition to the rapid growth of China’s overall economy and consumer base, we believe there are other favorable demographic, political and cultural trends driving the growth of China’s jewelry industry.

Favorable cultural trends. China’s demand for jewelry, particularly gold jewelry, is embedded in its cultural traditions. Gold has long been viewed as both a secure and accessible savings vehicle, and as a symbol of wealth and prosperity in Chinese culture. In addition, gold jewelry plays an important role in marriage ceremonies, child births and other major life events in China. Gold ornaments, often in the shapes of dragons, horses and other cultural icons, have long been a customary gift for newly married-couples and newly-born children in China. As China’s population becomes more urban, more westernized and more affluent, gold, platinum and other precious metal jewelry are becoming increasingly popular and affordable fashion accessories. With its estimated population of 1.3 billion, we believe that China’s current and future cultural trends will continue to provide us with a large addressable market.

Current fragmentation of the jewelry industry. Despite its large size and rapid expansion, China’s jewelry industry remains highly fragmented. The industry is currently comprised of a large number of regional designers, marketers and producers, with no clear market leaders. Leading international jewelry companies have generally targeted their sales and marketing efforts in China to the small, ultra-rich segment of the country’s population. We believe the current fragmentation in the jewelry industry has created significant growth and consolidation opportunities for companies like ours with developed distribution networks that offer high quality products to China’s growing middle class consumer base.

Favorable governmental policies. As China transitions from a planned economy to a more market-oriented economy, the government has taken numerous steps to privatize state-owned assets and facilitate the development of the country’s private enterprises. Numerous industry sectors have been affected by these efforts to deregulate the economy, including the jewelry industry. Since retailing is considered a strategic industry by the government, it encourages the establishment of retail chains and promotes the development of third-party logistics and distribution centers, all benefiting the jewelry industry. China’s entry into the World Trade Organization has led to lower tariffs, an easing of trade regulations, and the opening of China’s jewelry market to foreign investors. According to GIA, as a result of these factors, China is set to lead global jewelry processing and consumption by 2010.

Rapid Urbanization. According to the National Bureau of Statistics of China, China’s urban population as a percentage of total population increased from 17.9% in 1978 to 29.0% in 1995 and to 43.0% in 2005, and is projected to continue to grow rapidly. Rapid urbanization, in turn, is predicted to result in faster growth of consumer spending in urban areas, which already accounts for a disproportionately large amount of consumer spending. According to the National Bureau of Statistics, 78.3% of retail sales for consumer goods took place in urban areas in 2005. Retail sales in urban areas grew by 13.5% in 2005, compared to growth in rural areas of 10.8% over the same period. We believe that urbanization in China will provide us with increasing opportunities to develop our brand and market our products to an increasingly affluent consumer base.

Development of large cities and retail outlets. Rapid urbanization in China during the past several decades has resulted in the expansion of major cities and infrastructure throughout China. According to the China City Statistics Yearbook (2006), China had over 120 cities each with a population of over four million as of the end of 2005. The growth of China’s cities has lead to the growth of major retail facilities such as department stores and shopping malls. Jewelry retailers in China are typically based in department stores, where they lease a sales counter or a portion of the sales floor from the store owner. Increasingly, jewelry retailers are also establishing retail outlets in shopping malls and other urban retail centers. We believe the continued development of large cities and retail infrastructure in China will provide us with a broader distribution network and favorable locations for our own planned retail outlets.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors.

Experienced management team

Our senior management team has extensive business and industry experience, having been at our company for an average of 10 years. Mr. Yu Kwai Chong, our principal stockholder and Chief Executive Officer, has almost 20 years of experience in China’s jewelry industry, which includes serving as a General Manager of Gao De, one of China’s first state-owned jewelry companies, from 1993 to 1996. Mr. Ching Wan Wong, our Chief Financial Officer, has over 15 years of industry experience, particularly in financial management of business operations. Mr. Lie Xi Zhuang, our Chief Operating Officer, has over 15 years of experience in manufacturing and operations. Mr. Xi Zhou Zhuo, our Marketing Director, has over 15 years of experience in sales of jewelry. Other members of our senior management team have significant experience with respect to other key aspects of our operations, including product design, manufacturing, and sales and marketing. Our co-founders, Mr. Chong and Mr. Zhuang have worked together for more than 15 years, which includes working together at Shenzhen Gao De Gold and Silver Jewelry Company prior to starting our company.

Leading market position

We have established a leading market position through our extensive retail relationships and the quality of our products. We believe that we are one of the first jewelry companies in China to successfully establish an integrated multi-channel sales and marketing platform utilizing a highly-trained in-house design team. Our distributors and retailers benefit from our integrated database of more than 20,000 product styles, which allows us to respond rapidly to market trends. Our success in style design, along with our constant focus on quality control, has enabled us to establish a reputation for high quality products. Our operating model, coupled with our modern manufacturing processes, has resulted in economies of scale, a low cost structure, and an ability to respond rapidly to customer demands.

Well-established wholesale distribution channels

We sell our jewelry to a well-established network of approximately 1,000 nationwide distributors, retailers and wholesale agencies, allowing us to penetrate customer markets throughout China.

We concentrate our efforts on department stores, wholesalers, national jewelry chains, fine jewelers, and other stores that sell fashionable jewelry. Our relationship with many of our distributors extends from our inception in 2001. We also continue to screen and identify our strongest retail customers in each distribution channel and to focus our design and sales efforts towards the largest and fastest growing retailers and distributors. We work closely with our major customers and strive to adjust our product mix based on customer feedback in order to ensure high levels of customer satisfaction.

Proven product design and manufacturing capabilities

We employ a rigorous and systematic approach to product design and manufacturing. We employ a senior design team with members educated by top art schools or colleges in China, with an average of three to five years of experience. Our design team develops and tracks new ideas from a variety of sources, including direct customer feedback, trade shows, and industry conferences. We generally test the market potential and customer appeal of our new products and services through a wide out-reach program in specific regions prior to full commercial launch. We have a large-scale production base that includes a 53,000 square foot factory, a dedicated design, sales and marketing team, and more than 600 company-trained employees. Our production lines include automated jewelry processing equipment and procedures that we can rapidly modify to accommodate new designs and styles. We have received several accreditations from The International Organization for Standardization (ISO), including ISO 9000, ISO 9001 and ISO 14000, attesting to our quality management requirements, manufacturing safety, controls, procedures and environmental performance.

Extensive design database with over 20,000 product styles

We continuously design, test and produce new styles of jewelry and currently carry more than 20,000 product styles. We assign unique serial numbers to each of our products styles and maintain an information management system to archive and access our product designs. The system features image and data storage, as well as reference and tracking capabilities, allowing users to reference each design along with its technical, stylistic and other characteristics. We utilize the database at various stages of the design, manufacturing and distribution process, and continue to add to this database at the rate of approximately 3,600 designs per annum.

Customer service expertise

In order to ensure superior service and foster customer trust and loyalty, we provide customized design services, flexible delivery methods, and product feedback opportunities to our customers. Our sales representatives and marketing personnel undergo extensive training, providing them with the skills necessary to answer product and service-related questions, proactively educate potential customers about our products, and promptly resolve customer inquiries.

Our Strategies

Our goal is to be the leading vertically-integrated designer, manufacturer, and retailer of jewelry in China. We intend to achieve our goal by implementing the following strategies:

Aggressively pursue new wholesale distribution channels

We intend to broaden the scope of our distribution arrangements to increase sales penetration in targeted markets. We intend to select additional distributors based on their access to markets and retail outlets that are candidates for our jewelry products. Also, we believe that once we have established broad brand awareness, more distributors from remote areas will seek access to our products through our wholesale channel.

Establish and expand our retail market footprint

We have developed a retail sales plan aimed at gaining market share in the growing consumer market in China. We plan to acquire leases and open new stores in markets that we believe have a sufficient concentration of our target customers. Our retail expansion program is designed to reach new and existing customers through the opening of new retail locations and through the introduction of new jewelry designs. Retail locations will be determined on the basis of various factors, including geographic location, demographic studies and other jewelry stores or counters in the vicinity of a retail location.

Our retail expansion strategy is designed not to conflict with our existing distributors. For example, generally we sell our products to distributors who then sell them to department stores. The department stores display these products in a retail counter typically owned by the department stores. In most cases there are other counters in the department stores that sell non-competing products, such as gemstone jewelry, that are owned by third party companies. These third party counters are our target for the acquisition of leases, which means we will not compete with our distributors or with the development stores. Also, we initially plan to open stores at retail outlets not currently offering our products. In this way we hope to increase market penetration and maintain positive relationships with our distributors.

We intend to open new retail locations by leasing unoccupied space, acquiring existing leases from third parties and/or acquiring the existing jewelry operations of third parties that occupy retail space. During 2007, we intend to open 20 retail counters and 2 retail stores in municipalities and provincial capitals throughout China. In 2008, we plan to open 60 to 80 retail counters and 8 to 10 retail stores.

We believe that China represents an excellent retail sales opportunity for our own expansion into the retail market for various reasons that include:

•	large pool of potential consumers — China has a large population including a rapidly expanding middle-class consumer base.
•	changing consumer preferences — we believe that Chinese consumers are embracing a more Western view of jewelry as a fashion accessory while also valuing the more traditional view of jewelry as an investment.
•	growing jewelry market — China’s jewelry market has recently experienced significant growth. According to research done by India's Gems and Jewelry Export Promotion Council (GJEPC) in 2006, the Chinese gems and jewelry market is growing at the rate of 8-10% annually.
•	large retail market — China’s retail sales market is one of largest in the world.
•	favorable regulatory changes — as a member of the World Trade Organization (WTO), China has eliminated a number of restrictions on foreign ownership and operations of retail stores. Tariffs on colored gem stones, gold, silver and pearls have been reduced in the past and economic and trade relationships between China and other major economic powers have generally been liberalized.
•	increased profit potential — We believe that entering into the retail market is a viable strategy to increase our sales profitability and market exposure. We believe the traditional retail market, with its significantly higher margins, presents substantial opportunities for companies, such as ours, that have integrated design, sales, marketing, and manufacturing capabilities and a diverse product portfolio.

Expand existing and new product offerings

Since the commencement of our jewelry operations in 2001, we have expanded our line of products from basic gold jewelry to a range of products that include rings, bracelets, necklaces, earrings and pendants made from precious metals such as platinum, gold, palladium and Karat gold (K-gold). We also manufacture jewelry with diamond and other precious stone inlays, in addition to gold coins and gold bars.

Our product series include the following:

•	Gold Series. This series includes K-gold, 24K gold ornaments, gold bars, gold coins, gifts, other gold charms and customized products.
•	Platinum Series (pt). This series includes pt990, pt950 and pt900 products. The quality markings for platinum are based on parts per thousand. For example, the marking pt900 means that 900 parts out of 1000 are pure platinum, or in other words, the item is 90% platinum and 10% other metals.
•	K-Gold Series. This series is primarily derived from Italian-influenced arts and designs.
•	Studded Jewelry Series. This series is made from pt950, pt900, 18K gold, 14K gold and other customer-designated rare metals studded with diamonds, emerald, jade and semi-precious stones.

Many of our designs are originated by our in-house designers. They are educated at art schools or colleges in China and have gained an average of three to five years of experience from other jewelry companies. In generating new design ideas, our designers research and study designs that are popular in China and worldwide. Our designers conduct design and market research through various forms, including trade expositions, industrial magazines and the Internet. They also receive feedback from, and respond to, our customers. We continuously design and produce new styles of jewelry and currently carry more than 20,000 product styles, which are growing at a rate of approximately 3,600 styles per annum. We assign serial numbers to each of our products styles, and we maintain an information management system utilizing a product database.

Since 2004, we have typically provided over three hundred new designs every month to our wholesale customers.

In the coastal cities of China, we believe the demand for platinum and gemstone products has been increasing. In order to capitalize on the growth of demand, we intend to develop platinum as the primary metal from which our jewelry is manufactured. In 2006, we began to shift our product line to produce more platinum jewelry and we intend to invest in the development of a new production line to produce studded platinum jewelry. The production cycle of platinum products is five to seven days while the cycle for gold products is about two days. As such, more working capital will be needed to support this shift of product mix.

As we expand into retail, we intend to expand new product offerings including diamond, jade, and other gem stone products. These products usually have a longer turnover period of at least four to six months but offer higher margins. We believe that it is critical for us to expand our product lines to include these products to be sold in our own retail outlets and to our wholesale customers. We will analyze sales data at all our retail outlets and determine the best product mix a particular outlet will carry to achieve the highest sales revenue.

Through these retail outlets, we intend to offer our full range of jewelry products to showcase and sell. Furthermore, we plan to design and manufacture a line of fine diamond, jade and gem stone jewelry to be sold primarily in our retail shops.

Enhance marketing and promotion efforts to increase brand awareness

We continue to devote our efforts towards brand development and utilize marketing concepts in an attempt to enhance the marketability of our products. During the past several years, we have carried out a brand development strategy based on product quality and design excellence. We intend to commence a national television advertising campaign and to promote our jewelry products in major magazines throughout China. We have also participated and intend to continue to participate in various exhibitions and similar promotional events to promote our products and brand. For example, in 2004, we were the laurel sponsor for multiple beauty pageants, including the “Miss Intercontinental Final” and the “Miss China Universe.”

Pricing and Credit Terms

The wholesale pricing of our products is based on three primary components: cost of raw materials used, design fee, and processing fee. The cost of the raw materials for a piece of jewelry is based on the spot price of the raw materials used to make the product. The amount charged as a design fee is determined by management based on various factors, including market conditions and the type, complexity, and popularity of the design. Management meets on a monthly basis to set the design fees, which generally range from 5% to 10% of the product prices. The processing fee ranges from 2% to 3% of the product prices. We pay a 5% business tax on our design fee. We also pay a 17% value added tax on the processing fee, which we bill to our customers and remit to the local tax authority on a monthly basis. The sales amounts reported in the statements of income are net of the value added tax. The invoices that we provide to our wholesale customers itemize these raw material costs and design and processing fees that make up the total cost charged to them. The retail mark up from the wholesale price is approximately 30%.

We offer certain of our customers credit terms for payment. We typically grant credit to a customer if the customer has been in existence for at least five years and has been doing business with us for at least three years. We attempt to minimize credit risk by reviewing a customer’s credit history before extending credit and by continually monitoring the customer’s credit exposure. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on the our assessment of the collectibility of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or our customers’ actual defaults exceed historical experience, our estimates could change and impact our reported results. We have not experienced any significant amount of bad debt in the past.

Manufacturing

We have a large-scale production base that includes a modern factory of more than 53,000 square feet, a dedicated senior design team, and more than 600 company-trained employees. Since 2003, we have held an ISO 9001 accreditation, which is an international standard of quality. The International Organization for Standardization (ISO) (http://www.iso.org/iso/en/iso9000-14000/understand/inbrief.html) defines the ISO 9000 quality management system as one of international references for quality management requirements in business-to-business dealings. An organization being accredited by an independent assessment organization has to fulfill:

•	the customer’s quality requirements,
•	applicable regulatory requirements, while aiming to enhance customer satisfaction, and
•	achieve continual improvement of its performance in pursuit of these objectives.

The ISO 9000 quality management system is well recognized by PRC governmental bodies and businesses. This accreditation can serve as a basis for our customers to determine the minimum standard of quality assurance that we achieve. We believe that this accreditation also indicates to our customers that we are running an effective system to track quality issues and possible rework progress of our products. In January 2007, we also achieved the ISO 14000 accreditation. ISO 14000 is an environmental management system in which the organization being accredited has to (i) minimize harmful effects on the environment caused by its activities, and (ii) achieve continual improvement of its environmental performance.

We estimate our maximum annual output capacity of gold jewelry, other rare and precious metal jewelry, K-gold jewelry and inlaid jewelry to be approximately 30.0 tons, 15 tons, 5.0 tons and 60,000 pieces, respectively.

Sales and Marketing

We rely on our sales and marketing division, which is located at our executive offices in Shenzhen, China for the distribution of our products in China. We sell our products primarily to our national and provincial distributors that resell our products to end customers through their own distribution networks, which are typically composed of local distributors and retail outlets. Our distribution network currently includes 30 provincial distributors and more than 700 direct-sales distributors. These distributors sell our products to local distributors, over 1,000 retail outlets and directly to end users in China.

Our marketing and distribution strategy is to screen and identify the strongest customers in each distribution channel and to focus on our design and sales efforts towards the largest and fastest growing retailers and distributors. We maintain a broad base of customers and concentrate our efforts on department stores, wholesalers, national jewelry chains, fine jewelers, and stores that sell fashionable jewelry. We also work closely with our major customers and attempt to adjust our product strategies and structure based on customer feedback in order to decrease the likelihood of overstocked, undesired products.

Our products are mainly designed for the middle income class in China, with an emphasis on young women. Approximately 50% of our designs are for 20 to 40 year old women, 5% of our designs are for new-born children, 20% of our designs are for middle-aged men and 25% of our designs are for middle to older-aged women. Our products are sold in China at average retail prices equivalent to $200 to $300, including tax. At present, approximately 5 to 6% of our products are marketed on a private label basis, but we anticipate that this percentage will decrease as we continue to develop the “Fuqi” brand.

We continue to invest in our brand and our marketing ability in order to increase demand for our products. During the past several years, we have carried out a brand development strategy based on product quality and design excellence. We have participated in various marketing activities and exhibitions to promote our products and brand. For example, in 2004, we were the laurel sponsor for multiple beauty pageants, including the “Miss Intercontinental Final” and the “Miss China Universe.” As a laurel sponsor, we designed and crafted the laurels and/or batons that were presented to a contest winner, in addition to the contest’s second and third place runner-ups. We have also sponsored numerous beauty contests such as:

•	the Final of Miss Global of WTO;
•	the 17th World Miss University Contest;
•	the 1st China Miss University Contest; and
•	China Final of Miss World.

We believe that the laurels and batons created in connection with our sponsorship of beauty contests provided us an opportunity to showcase our design and craftsmanship ability, in addition to strengthening our brand recognition.

We have received various governmental awards with respect to our brand, including recognition by the China Light Product Quality Assurance Center as a “Chinese Famous Brand,” which is reserved for the top ten most recognized brands of the jewelry industry in China. We have also received other recognitions, including, from the Gems & Jewelry Trade Association of China as a “Famous Brand in the China Jewelry Industry”, from Committee of Shenzhen Famous Brand Accreditation as a “Shenzhen Well-known Brand”, from the Shenzhen City Enterprises Evaluation Association as one of the “Shenzhen 300 enterprises with Ultimate Growth” and from Moody United Certification Ltd as “China Quality Promise Credit Management Enterprise (Brand)”. We believe that governmental awards and other forms of recognition raise brand recognition for our products.

The “Fuqi” trademark has been registered in the United States, Italy, Japan, Hong Kong and China.

Supply of Raw Materials

We are a full member of the Shanghai Gold Exchange and a standing council member of the Shenzhen Gold Association of China. The Shanghai Gold Exchange is our primary supply source for precious metals used in our jewelry offerings.

We maintain our supply of raw materials at our warehouse in Shenzhen, China. We purchase large volumes of precious metals approximately five times per month from the Shanghai Gold Exchange in advance and in anticipation of orders resulting from our marketing programs. When we make purchases on the Shanghai Gold Exchange, the Exchange issues a receipt to us that we can redeem for precious metals at various commercial banks in Shenzhen.

To minimize the risk of storage and devaluation, we only purchase pre-cut gemstones, including ruby and jade, upon customers’ requests. We do not have a designated supplier for these pre-cut stones. When a customer places an order that requires pre-cut stones, we purchase the pre-cut stones as required from local supplies in Shenzhen.

Competition

The jewelry production industry is highly competitive, and our competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional and local scale. Many of our competitors have substantially greater financial, technical and marketing resources and personnel than us. Our strategy is to provide competitively priced, high-quality products to the high-volume retail jewelry market. We believe competition is largely based on quality, service, pricing, and established customer relationships.

We intend to enter into the retail jewelry industry, which is also highly competitive. Many of our potential competitors in the retail industry have larger customer bases, longer operating histories and significantly greater financial, technical, marketing and other resources. Most of these retailers, including Chow Sang Sang Group, Luk Fook Jewelry, TSL Jewelry and Hang Fung Gold Technology, have numerous branches set up across China and may have secured the most desirable locations for retail stores. It may be difficult for a newcomer to enter into the retail industry, but based on our extensive analysis, market review, and planning, we believe that our established production and wholesale distribution business will facilitate our entrance into the retail market.

Major Customers

During the years ended December 31, 2005 and 2004 approximately 15% and 16% of our sales were generated from one customer, Beijing Hua Shang Rui Lin Trading Co., Ltd., which is a distributor of jewelry in northern China. During the six months ended June 30, 2007, 9% of our sales were generated from one customer, Beijing Caishikou Department Store Co., Ltd. During the year ended December 31, 2006, there was no single customer that generated more than 10% of the total sales.

Government Regulations

We are subject to various laws and regulations in the PRC, affecting all aspects of our business. In April 2001, the Shenzhen Business Bureau granted our wholly-owned subsidiary, Fuqi China, the right to operate for a period of ten years from the date of inception. On May 17, 2006, we converted Fuqi China into a wholly-foreign-owned enterprise, or WFOE, and formally transferred the ownership of Fuqi China from the founder, Mr. Yu Kwai Chong, to Fuqi BVI. Neither this transfer nor the Reverse Merger changed our business plan. The right to operate as a WFOE expires 30 years from the date of establishment but, based on current PRC legislation, this right is renewable by application. A WFOE can only conduct business within its approved business scope, which appears on its business license. Our license permits us to design, manufacture, sell and market jewelry products to department stores throughout the PRC, and allows us to engage in the retail distribution of our products. Any further amendment to the scope of our business will require additional applications and government approval. We cannot assure you that we will be able to obtain the necessary government approval for any change or expansion of our business.

Under applicable PRC laws, supplies of precious metals such as platinum, gold and silver are highly regulated by certain government agencies, such as the People’s Bank of China. Shanghai Gold Exchange is the only PBOC authorized supplier of precious metal materials and, therefore, the primary source of supply for our raw materials, which substantially consist of precious metals. We are required to obtain several membership and approval certificates from these government agencies in order to continue to conduct our business. We may be required to renew such memberships and to obtain approval certificates periodically. If we are unable to renew these periodic membership or approval certificates, it would materially affect our business operations. We are currently in good standing with these agencies.

We have also been granted independent import and export rights. These rights permit us to import and export jewelry in and out of China. With the relatively lower cost of production in China, we intend to expand into overseas markets after the launch of our China-based retail plan. We do not currently have plans to import jewelry into China.

Our production facilities in Shenzhen are subject to environmental regulation by the Environmental Protection Bureau of Shenzhen. We hold all requisite operating permits from the Environmental Protection Bureau. Our permits confirm that we are in compliance with local regulations governing waste production and disposal and that our production facilities meet the public safety regulations regarding refuse, emissions, lights, noise and radiation. To date, we have never been cited for any environmental violations.

Employees

We have more than 600 full-time employees. Our employees are part of a labor association that represents employees with respect to labor disputes and other employee matters. We have never experienced a work stoppage or a labor dispute that has interfered with our operations. We believe our relationship with our employees is good.

We are required to contribute a portion of our employees’ total salaries to the Chinese government’s social insurance funds, including medical insurance, unemployment insurance and job injuries insurance, and a housing assistance fund, in accordance with relevant regulations. Total contributions to the funds are approximately $34,000, $30,000 and $24,000 for the years ended December 31, 2006, 2005 and 2004, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

We also provide housing facilities for our employees. At present, approximately 95% of our employees live in company-provided housing facilities.

Facilities

Our principal executive offices are located at 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen 518019, China. We own approximately 15,000 square feet of office and showroom space at this location.

Our jewelry production facility is located in Shenzhen, China and, including office spaces, consists of approximately 66,000 square feet of building space. We own approximately 33,000 square feet of this space indirectly through our Chairman, Yu Kwai Chong, and his wife, both of whom hold the property in trust for our benefit. The remaining 33,000 square feet has been leased by us from Shenzhen Jin Tong Hai Enterprises Ltd, since July 2005. We use the space for production facilities, offices and showrooms. Pursuant to the terms of the lease, we lease the space for approximately $118,000 per annum. The lease agreement will terminate in June 2010. We have the right to renew the lease prior to its termination. At the time of renewal, the lease amount will be renegotiated, and based on the current industrial leasing market, we expect that the lease amount will be increased by approximately 35% in the year 2010.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following individuals compose our current board of directors and executive officers.

Name	Age	Position
Yu Kwai Chong	47	President, Chief Executive Officer and Chairman of the Board
Ching Wan Wong	40	Chief Financial Officer and Director
Lie Xi Zhuang	39	Chief Operating Officer and Director
Xi Zhou Zhuo	39	Marketing Director
Heung Sang Fong	48	Executive Vice President of Corporate Development
Hon. Lily Lee Chen	72	Director
Victor A. Hollander	75	Director
Eileen B. Brody	45	Director
Jeff Haiyong Liu	44	Director

Yu Kwai Chong

Mr. Yu Kwai Chong is the principal founder of our company and has served as President, Chief Executive Officer and Chairman of the Board of Directors since April 2001. As the principal founder and Chief Executive Officer, Mr. Chong is dedicated to develop our company as the leader of the Chinese jewelry industry; in day-to-day operations, Mr. Chong is responsible for the strategic planning, marketing and overall growth of our company. Mr. Chong has significant experience in the Chinese jewelry industry, having established the first gold jewelry manufacturing and sales company in Shenzhen over 20 years ago. Mr. Chong is also the Permanent Director of the Gems & Jewelry Trade Association of China, Permanent Director of the Gems & Jewelry Trade Association of Guangdong and Associate President of Shenzhen Gold Jewelry Association. Mr. Chong also currently serves as a director at a number of private companies that he owns in China, including Shenzhen Rongxing (Group) Limited, Shenzhen Xinke Investment Co., Ltd.

Ching Wan Wong

Mr. Wong has served as our Chief Financing Officer since January 2004. In addition, Mr. Wong has worked as a tax consultant at the Guandong Yuexin Registered Tax Agent Co., Ltd. from April 2002 to the present. From September 2000 to March 2002, Mr. Wong served as the Finance Director of MindShare China, a communications firm. From 1995 to 2000, before serving MindShare, Mr. Wong served as Finance Director  — China operation for Carat Media Representative (Asia) Limited, a multinational media company and Head of Finance — China for a foreign invested media company. Mr. Wong received his Bachelor of Business Administration from the Chinese University of Hong Kong and his Bachelor of Commerce from University of Southern Queensland. He is a Certified Practicing Accountant in Australia, Certified Public Accountant in Hong Kong, and Certified General Accountant in Canada, and is experienced in international financial reporting and management.

Lie Xi Zhuang

Mr. Zhuang is a co-founder and has served as our Chief Operating Officer since April 2001 with responsibility for production management and cost control. From 1997 to 2000, Mr. Zhuang served as the Business Manager of Shenzhen Ping Shen Gold and Silver Jewelry Co., Ltd., and from 1993 to 1997, Mr. Zhuang acted as the Business Manager of Shenzhen Gao De Gold and Silver Jewelry Company. Mr. Zhuang is certified with a Higher Diploma in Management by Hunan Xiang Tan University.

Mr. Xi Zhou Zhuo

Mr. Zhuo is a co-founder and has served as our Marketing Director since 2001 with responsibility for marketing and customer relations management. From 1997 to 2000, Mr. Zhuo served as the Deputy General Manager of Shenzhen Ping Shen Gold and Silver Jewelry Co., Ltd., and from 1993 to 1997, Mr. Zhuo was the Sales Manager of Shenzhen GaoDe Gold and Silver Jewelry Company. Mr. Zhuo has over 15 years of experience in sales and marketing of jewelry in China.

Heung Sang Fong

Mr. Fong has served as the Executive Vice President of Corporate Development of our company since December 2006 and is responsible for our corporate development program, including investor relations. From January 2004 to November 2006, Mr. Fong served as the managing partner of Iceberg Financial Consultants, a financial advisory firm based in China that advises Chinese clients in capital raising activities in the United States. From December 2001 to December 2003, Mr. Fong was the Chief Executive Officer of Holley Communications, a Chinese company that engaged in CDMA chip and cell phone design. From March 2002 to March 2004, he served as Chief Executive Officer of Pacific Systems Control Technology, Inc. From May 2001 to November 2001, Mr. Fong was the Director of Finance of PacificNet, Inc., a customer relationship management, mobile internet, e-commerce and gaming technology based in China and listed on the Nasdaq Global market. From December 1998 to April 2001, he was the Group Financial Controller of Oregon Scientific, a wholly-owned subsidiary of IDT, a Hong Kong Stock Exchange-listed company. Mr. Fong is a U.S. CPA and has held various positions in such capacity with accounting firms in the United States and Hong Kong, including Deloitte and Touche, Ernst and Young, and KPMG Peat Marwick. Mr. Fong also currently serves as an independent director and audit committee member of a Hong Kong public company, Universal Technology Inc. Mr. Fong also serves as a director and audit committee chairman, for each of Diguang International Development Co., Ltd. (OTCBB:DGNG) and Stone Mountain Resources, Inc. (OTCBB:SMOU), both U.S. publicly-traded companies. Mr. Fong graduated from the Baptist University with a diploma in History in 1982. He also has an MBA from the University of Nevada at Reno and a Masters degree in Accounting from the University of Illinois at Urbana Champaign.

Hon. Lily Lee Chen

Hon. Ms. Chen has served as a director since June 2007. She is presently Vice-Chair for the Asian-Pacific-USA Chamber of Commerce. She is a Commissioner for the California Commission on Aging. In 1982, Ms. Chen was elected to the Monterey Park City Council. In 1984, she became mayor of Monterey Park, California. Hon. Ms. Chen’s public service includes positions in: the Advisory Committee on the rights Right and Responsibilities of Women, as appointed by President Ford; the National Advisory Council on Adult Education, as appointed by President Carter; California State World Trade Commission as the appointed Assembly Speaker; Women in the Services (DACOWITS) as an Advisor appointed by Secretary of Defense Perry and the Board of Governor’s of the East-West Center in Hawaii, as appointed by President Clinton and Secretary of State Albright. Hon. Ms. Chen earned her bachelor’s degree in communications and a Master’s in social work from the University of Washington, Seattle. Ms. Chen began her professional career in 1964, working for the Los Angeles County where she directed operations, program and grants management for numerous County programs. Her responsibilities included the management and supervision of a seventy million dollar budget and over four hundred employees.

Victor A. Hollander

Mr. Hollander, a CPA, has served as a director since June 2007. With nearly 50 years of experience working with privately owned and public SEC reporting companies worldwide, Mr. Hollander has been involved in a substantial number of initial and secondary public offerings. In addition, he regularly assists companies with accounting issues relating to public and private offerings and reverse mergers, corporate reorganizations and acquisitions, and other fund raising and regulatory matters. Mr. Hollander began his public accounting career in 1954 at Joseph S. Herbert & Co., a prominent New York accounting firm. He has specialized in capital raises and merger and acquisition matters since 1962 when he started the firm Berger, Turner & Hollander. At this firm, he was the audit partner of the first Los Angeles ladies dress manufacturer to go public. In 1966, he joined Brout & Company and opened their offices in Los Angeles. During this time, he was the audit partner for many public companies listed on the New York Stock Exchange and the American Stock Exchange. In 1975, he joined an international public accounting firm, Lester Witte, as the firm’s Senior Securities Partner. In 1978 he formed his own practice, Hollander, Gilbert & Company. It was this practice that Mr. Hollander merged, as Managing Director of the West Coast Group, with Weinberg & Company. Mr. Hollander, after attending the University of Illinois, University of California at Los Angeles and after completing military service, graduated from Los Angeles State College with a Bachelor of Arts degree in Accounting. He has served on the Securities, Ethics and Accounting and Auditing Committees of various organizations, including the American Institute of Certified Public Accountants and California State Society of Certified Public Accountants. In addition, Mr. Hollander has served as a director, including as Chair of the audit committee, of several SEC reporting companies. He is currently serving as a director of China Direct (OTC.BB) and Micro Imaging Technology (OTC.BB).

Eileen B. Brody

Ms. Brody has served as a director since June 2007. Since August, 2005, Ms. Brody has been President of Dawson-Forte Cashmere, an apparel trading company that sources the majority of their cashmere products from China. From 1997 to 2004, she was the Vice President of Merchandising and Planning for Carter's Retail division of The William Carter Company. From 1992 to 1997, she held various management positions for Melville Corporation, a multi-billion dollar retailer. From 1983 to 1990, Ms. Brody worked for KPMG Peat Marwick in various positions including as a Senior Manager. While at KPMG, she was responsible for audit services for a diverse clientele of large Fortune 500 companies as well as small publicly traded companies and provided due diligence services on a wide variety of acquisitions. Ms. Brody is a Certified Public Accountant. She is the recipient of the Fitzie Foundation-Harvard Business School award and the 2006 NCCE CO-OP Hall of Fame Award. She received her Undergraduate and MBA degrees from Pace University and a second MBA from the Harvard Graduate School of Business. Ms. Brody is also a member of the board of directors of American Oriental Bioengineering Inc., a company listed on the New York Stock Exchange.

Jeff Haiyong Liu

Jeff Haiyong Liu has served as a director of our company since June 2007. Mr. Liu, who is a U.S. citizen born in China, is General Manager of DBS (China) Investment Ltd., which is a wholly owned subsidiary of Singapore DBS Bank Group in China from December 2005 to the present. Prior to joining DBS, Mr. Liu served as a Vice President of SIG Group based in Shanghai from June 2000 to November 2005, where he focused on China Banking and trust and financial services opportunities. From January 1994 to September 1995, Mr. Liu worked in a Hong Kong based investment firm headquartered in Mainland China and was in charge of investment business for real estate and capital markets. In 1992, he served as Director of Securities Dept. of Shaanxi International Trust and Investment Corp. Ltd. and assisted in bringing the company's stock public in a $40 million public offering. Prior to 1992, Mr. Liu was Deputy Manager of International Banking Department of China Construction Bank, Shaanxi. Mr. Liu received an MBA from Indiana University at Bloomington, majoring in finance. He graduated from undergraduate school in 1985 in Xi'an, Shaanxi, majoring in finance.

Our directors are elected annually and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, retirement, disqualification or removal.

Board Member Independence

Subject to certain exceptions, under the listing standards of the Nasdaq Global Market, within one year of the effectiveness of a registration statement filed with the Securities and Exchange Commission in connection with a public offering of securities, a listed company’s board of directors must consist of a majority of independent directors. As a “controlled” company under such listing standards, we are not required to comply with this requirement. However, we have determined to do so in the interests of good corporate governance and accountability to all of our stockholders. Our board of directors has determined that four of the seven members of our Board of Directors are independent under NASDAQ standards, as follows: Hon. Lily Lee Chen, Victor A. Hollander, Eileen B. Brody and Jeff Haiyong Liu.

Family Relationships

There are no family relationships among the individuals comprising our Board of Directors and executive officers.

Duties of Directors

Under Delaware corporate law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our bylaws. A company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among other things:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;
•	implementing shareholders’ resolutions;
•	approving our business plans and investment proposals;
•	approving our profit distribution plans and loss recovery plans;
•	approving our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;
•	approving our major acquisition and disposition plans, and plans for merger, division or dissolution;
•	proposing amendments to our certificate of incorporation or bylaws; and
•	exercising any other powers conferred by the shareholders’ meetings or under our bylaws.

Board Committees

Audit Committee. We established our audit committee in June 2007. The audit committee consists of Eileen B. Brody, Victor A. Hollander, and Jeff Haiyong Liu, each of whom is an independent director. Mr. Hollander, Chairman of the audit committee, and Ms. Brody are “audit committee financial experts” as defined under Item 407(d) of Regulation S-K. The purpose of the audit committee is to represent and assist our board of directors in its general oversight of our accounting and financial reporting processes, audits of the financial statements and internal control and audit functions. Pursuant to our audit committee charter, which was adopted by our Board of Directors in June 2007, the audit committee’s responsibilities include:

•	The appointment, replacement, compensation, and oversight of work of the independent auditor, including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.
•	Reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on our company or that are the subject of discussions between management and the independent auditors.

Compensation Committee. We established our compensation committee in June 2007. The compensation committee consists of Eileen B. Brody, Victor A. Hollander and Jeff Hiayong Liu, each of whom is an independent director. Mr. Liu is the Chairman of the compensation committee. Pursuant to our compensation committee charter, which was adopted by our Board of Directors in June 2007, the compensation committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our 2006 Equity Incentive Plan, including the approval of grants under the plan to our employees, consultants and directors. The compensation committee also reviews and determines compensation of our executive officers, including our Chief Executive Officer.

Nominating and Corporate Governance Committee. We established our nominating and corporate governance committee in June 2007. The nominating and corporate governance committee consists of Hon. Lily Lee Chen, Eileen B. Brody and Jeff Haiyong Liu, each of whom is an independent director. Eileen B. Brody is the Chairman of the nominating and corporate governance committee.

Pursuant to our nominating and corporate governance committee charter, which was adopted by our Board of Directors in June 2007, the nominating and corporate governance committee assists in the selection of director nominees, approves director nominations to be presented for stockholder approval at our annual general meeting and fills any vacancies on our board of directors, considers any nominations of director candidates validly made by stockholders, and reviews and considers developments in corporate governance practices.

Director Compensation

For the year ended December 31, 2006, none of the members of our Board of Directors received compensation for his or her service as a director. In June 2007, we adopted a director compensation policy. We currently pay our non-employee directors the following compensation:

•	Base Annual Board Service Fee: Each independent director is paid $5,000 per quarter (or $20,000 annually).
•	In-Person Board Meeting Fee: Each independent director is paid $2,000 for in-person attendance at each in-person board meeting. No fees are paid for telephonic meetings or telephonic attendance at in-person board meetings.
•	Base Annual Committee Service Fee: Each member of the compensation committee receives $2,000 annually and each member of the audit committee receives $2,500 annually for committee service.
•	Expenses: Each director receives expense reimbursement for reasonable travel for in-person board and committee meeting attendance.

Independent directors are eligible to receive, from time to time, grants of options to purchase shares under our 2007 Equity Incentive Plan as determined by the board of directors. At the effective date of this offering, the Board will grant ten-year stock options to each independent director to purchase 30,000 shares of our common stock, at an exercise price equal to 100% of the price of the shares offered hereby, 15,000 shares to vest on the effective date of this offering and the remaining 15,000 shares to vest in equal quarterly installments over one year from the date of the grant.

Corporate Governance

Our Board of Directors has adopted a code of ethics, which is applicable to our senior executive financial officers. In addition, our Board of Directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our website.

Remuneration

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

Prior to completion of our Reverse Merger with VT Marketing Services, Inc. in November 2006, our Chairman, Chief Executive Officer, and President, Mr. Yu Kwai Chong, determined the compensation for our executive officers that was earned and paid. During the fiscal years of 2006, 2005 and 2004, the compensation consisted solely of each executive officer’s salary, other than an automobile allowance for Mr. Chong, and none of our executive officers received a cash bonus. We believe that the salaries paid to our executive officers during 2006, 2005, and 2004 were indicative of the fair value of the services provided to us, as measured by the local market in China.

After completion of the Reverse Merger, compensation packages for fiscal 2007 were proposed by Mr. Chong, and eventually reviewed and approved by our Compensation Committee after its formation in June 2007. In September 2007, we entered into three-year employment agreements (the “Employment Agreements”) with each of our executive officers. The Employment Agreements are effective and contingent upon the closing of this offering. The level and components of the compensation packages for our executive officers under the Employment Agreements were primarily determined based upon comparisons with the compensation packages of certain public companies in the United States and Hong Kong, in addition to the compensation packages of private Chinese jewelry companies with which Mr. Chong had a relationship and was able to obtain such information. We reviewed and evaluated the compensation packages of specialty jewelry manufacturers, distributors and retailers, in addition to other Chinese specialty companies engaged in the manufacture and distribution of consumer products. As a result of these criteria, we reviewed the following companies:

•	Jewelry companies listed in the United States: LJ International, Inc. (NasdaqNM: JADE), Man Sang Holdings, Inc. (Amex: MHJ), House of Taylor Jewelry, Inc. (NasdaqSC: HOTJ), and Finlay Enterprises, Inc. (NasdaqNM:FNLY).
•	Hong Kong / Chinese jewelry companies: Chow Sang Sang Holdings International Ltd. (SSEHK:116), Luk Fook Holdings International Ltd. (SSEHK:590), Ming Fung Jewelery Group Limited. (SSEHK:860), and Hang Fung Gold Technology Limited (SSEHK:870).
•	Hong Kong / Chinese companies listed in the United States: Wonder Auto Technology, Inc. (NasdaqNM:WATG — manufacturer of automotive electrical parts in China), SORL Auto Parts, Inc. (NasdaqNM:SORL — manufacturer and distributor of commercial vehicle air brake valves and related components in China and internationally), and Orsus Xelent Technologies, Inc. (Amex:ORS — designer for retail and wholesale distribution of cellular phones).

We focused our evaluation and analysis on companies of similar market size and stage of growth, while taking into account our relative performance and our own strategic goals. We believe that the companies that we evaluated are comparable to us and provided valuable guidance to us in setting the appropriate levels and form of compensation for our executive officers. After reviewing the salary and equity components of compensation from these companies, Mr. Chong proposed the levels of compensation of our executive officers based upon this information. Our Compensation Committee reviewed and approved the compensation packages and the Employment Agreements, and we subsequently entered into the Employment Agreements. The Employment Agreements provide for substantially higher compensation packages for our executive officers as compared to previous years. The increase in compensation is primarily due to the increased level of responsibilities to be assumed by each of these executives after we become a publicly-listed company. In the future, the Compensation Committee will determine compensation packages for our executive officers, which may be based upon recommendations or proposals from Mr. Chong or other executive officers.

September 2007 Employment Agreements

Below is a summary of the compensation that will be provided under the Employment Agreements effective upon closing of this offering.

Yu Kwai Chong, our Chief Executive Officer, will receive an annual salary of $200,000 and an automobile allowance of approximately $52,000, and will be issued stock options on an annual basis with ten-year terms to acquire shares having a market value of 2% of our annual profit, approximately, before tax, not exceeding $200,000 in value as set forth in our annual report on Form 10-K for the relevant period as filed with the SEC. The exercise price of such options shall be equal to 110% of the fair market value of our common stock on the date of the grant.

Ching Wan Wong, our Chief Financial Officer, will receive an annual salary of $160,000 and will be issued, on the effective date of this offering, stock options with three-year terms to acquire 600,000 shares of common stock at a per share exercise price equal to 100% of the public offering price of the shares offered by this prospectus. One-third of the stock options will vest upon the effective date of this offering and the remaining two-thirds will vest in two equal annual installments over the 24-month period after the effective date of this offering.

Each of Lie Xi Zhang, our Chief Operating Officer, and Xi Zhou Zhuo, our Marketing Director, will receive an annual salary of $120,000 and will annually be issued ten-year stock options to acquire shares having a market value of 1% of our annual profit before tax, not exceeding $120,000 in value as set forth in our annual report on Form 10-K as filed with the SEC. The exercise price of such options shall be equal to 100% of the fair market value of our common stock on the date of the grant.

Heung Sang Fong, our Vice President of Corporate Development, will receive an annual salary of $120,000 and will be issued, on the effective date of this offering, three-year stock options to acquire 600,000 shares of common stock at a per share exercise price equal to 100% of the public offering price of the shares offered by this prospectus. One-third of the stock options will vest upon the effective date of this offering and the remaining two-thirds will vest in two equal annual installments over the 24-month period after the effective date of this offering.

Objectives and Components of Executive Compensation

Our Compensation Committee will determine compensation for our executive officers with the goal of attracting and retaining high quality executive officers and encouraging them to work as effectively as possible on our behalf. Compensation is designed to reward executive officers for successfully meeting their individual functional objectives and for their contributions to our overall development. Key areas of corporate performance taken into account in setting compensation policies and decisions are profitability, growth of sales, and cost control. The key factors may vary depending on which area of business a particular executive officer’s work is focused on. Compensation for our Chief Executive Officer, Chief Operating Officer, and Marketing Director consists of salary and equity compensation. While salary is a set amount, as described above, the equity compensation is directly tied to our performance for each fiscal year. Our annual profit before tax will determine the value of options to be granted to our Chief Executive Officer, Chief Operating Officer, and Marketing Director. We will annually grant to our Chief Executive Officer stock options to acquire shares having a market value of 2% of our annual profit before tax, not exceeding $200,000, and a similar grant of options will be made to each of our Chief Operating Officer and Marketing Director, except that the options will be to purchase shares having a market value of 1% of our annual profit before tax, not to exceed $120,000.

Our Compensation Committee will perform, at least annually, a review of the compensation program for our executive officers to determine whether it provides adequate incentives and motivation to our executive officers. For officers other than our Chief Executive Officer, Chief Operating Officer, and Marketing Director, the Compensation Committee will evaluate profitability, growth of sales, and cost control as a measurement of company performance in determining if, and at what amounts, stock option grants should be made. Commencing with fiscal 2008, we intend to establish a policy of setting company performance targets and budgets prior to each fiscal year and then having the Compensation Committee use these targets and budgets at the end of the respective fiscal year as a factor in determining whether our salary and equity compensation is adequate.

Our Compensation Committee, in its annual review, will also determine if our compensation is adequate as relative to comparable officers in other companies with which we compete for executives.

Those companies to be evaluated and analyzed will consist of specialty jewelry manufacturers, distributors and retailers, in addition to other Chinese specialty companies in the manufacture and distribution of consumer products of similar market size and stage of growth. The companies may or may not be public companies or companies located in the PRC or even, in all cases, companies in the jewelry business. The companies that the Compensation Committee reviews will include the comparable companies listed above. In addition, the Compensation Committee will review other companies of a size, scope and magnitude similar to us at the time of our Compensation Committee conducts its annual review, which may include companies not currently listed or reporting. We believe that the companies that our Compensation Committee evaluates are comparable to us and can provide valuable guidance to us in determining whether the levels and forms of compensation for our executive officers are adequate. Based on its review of these companies, the Compensation Committee will determine the compensation packages for our executive officers for the relevant fiscal year.

The primary elements of compensation of our executive officers are salary and stock option grants. We do not have formal policies relating to the allocation of total compensation among salary and stock options. However, we believe that certain senior executive positions such as Chief Executive Officer, Chief Operating Officer, and Marketing Director have a more direct influence over our financial performance. As such, a greater portion of their compensation should be at-risk based on company performance. Compensation arrangements that were established during 2007 for these positions are more heavily weighted on incentive compensation. As indicated above, our Chief Executive Officer, Chief Operating Officer, and Marketing Director will be granted stock options on an annual basis that have a market value, not to exceed a pre-determined amount, that is based on our annual profit before tax as set forth in our annual report on Form 10-K as filed with the SEC for the respective fiscal year. Other positions that we believe have less of a direct influence over our financial performance, such as Chief Financial Officer and Vice President of Corporate Development, will receive stock options that are not based on financial performance.

Salary

Salary is designed to attract, as needed, individuals with the skills necessary for us achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. When setting and adjusting individual executive salary levels, we consider the relevant established salary range, the named executive officer’s responsibilities, experience, potential, individual performance and contribution. We also consider other factors such as our overall corporate budget for annual merit increases, unique skills, demand in the labor market and succession planning. Such factors were considered when the compensation packages under the Employment Agreements were created and approved.

Equity Compensation

We believe that long-term performance is aided by the use of stock-based awards, which we believe create an ownership culture among our named executive officers that fosters beneficial, long-term performance by our company. We mailed an information statement to our stockholders on October 2, 2007 announcing our intention to adopt a new Fuqi International, Inc. 2007 Equity Incentive Plan (“2007 EIP”), which has been approved by our Board of Directors and stockholders. We adopted the 2007 EIP on October 22, 2007. We had a 2006 Equity Incentive Plan (“2006 EIP”), which we canceled and terminated immediately prior to the adoption of the 2007 EIP. There are currently no options or other securities outstanding under the 2006 EIP or 2007 EIP. The 2007 EIP has a total of 2,366,864 shares of common stock available for grant under the plan.

We believe the 2007 EIP provides our employees, including our named executive officers, as well as our directors and consultants, with incentives to help align their interests with the interests of stockholders. The Compensation Committee believes that the use of stock-based awards promotes our overall executive compensation objectives and expects that stock options will become a significant source of compensation for our executives.

We do not have a general equity grant policy with respect to the size and terms of option grants, but our Compensation Committee will evaluate our achievements for the fiscal year based on performance factors and results of operations such as revenues generated, cost of revenues, and net income. We do not currently have established quantitative targets. Commencing with fiscal 2008, we intend to establish a policy of setting company performance targets and budgets prior to each fiscal year and then having the Compensation Committee use these targets and budgets at the end of the respective fiscal year as a factor in determining if, and at what amount, a stock option grant should be made to each of our executive officers. We expect our established targets and budgets to be challenging yet achievable by our company and executive officers. In addition, we expect to set a minimum threshold for stock option grants at a certain percentage of the target and budget, yet to be determined. Based on the target and budget goals, the Compensation Committee will have discretion in determining what stock option grants are appropriate for the fiscal year.

We also conduct an annual evaluation of the achievement level of an executive based on individual performance measurements, such as contribution to the achievement of the company’s goals and individual performance metrics based on their positions and responsibilities. Stock options will generally be made at the end of each fiscal year.

As indicated above, our Chief Executive Officer, Chief Operating Officer, and Marketing Director will receive stock option grants that have a market value, not to exceed a pre-determined amount, that is based on our annual profit before tax as set forth in our annual report on Form 10-K as filed with the SEC for the respective fiscal year. Our Chief Financial Officer and Vice President of Corporate Development will each receive 600,000 stock options at a per share exercise price equal to 100% of the public offering price of the shares offered by this prospectus with a three-year term upon close of this offering, with one-third vesting upon the effective date of this offering and the remaining two-thirds will vest in two equal annual installments over the 24-month period after the effective date of this offering. We believe that our Chief Financial Officer and Vice President of Corporate Development played pivotal roles in the planning, execution, and completion of this offering and the stock options are intended to reward them for such contributions and the vesting schedule is intended to encourage continued contributions in the near future.

As permitted under the 2007 EIP, we expect to that the vesting schedule for option grants will differ in light of the purpose for the option grant. The option grants to our Chief Financial Officer and Vice President of Corporate Development, as described above, have shorter vesting schedules to reward them for contributions to this initial public offering and encourage continued contributions in the near future. The Compensation Committee will determine the vesting schedule of option grants and tie the vesting schedule to the purpose of the grant. For example, we expect to have extended vesting schedules for normal option grants to provide incentives for long-term performance.

Summary Compensation Table

The following table sets forth information concerning the compensation for the three fiscal years ended December 31, 2006, 2005, and 2004 of the principal executive officer, principal financial officer, in addition to, as applicable, our three most highly compensated officers whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as our executive officer at the end of the last fiscal year (collectively, the “Named Executive Officers”).

Name and Position	Year	Salary ($)		All Other Compensation ($)		Total ($)
Yu Kwai Chong	2006	$7,384	(1)	$31,400	(2)(3)	$38,784
President, CEO and	2005	5,000		31,400	(2)(3)	36,400
Chairman of the Board	2004	4,000		—	(2)	4,000
Ching Wan Wong	2006	56,410	(4)	—		56,410
Chief Financial Officer	2005	8,000		—		8,000
	2004	37,000		—		37,000
Phillip Cory Roberts	2006	—		—		—
Former President of predecessor company(5)	2005	—		—		—
	2004	—		—		—

(1)	On the effective date of this offering, Mr. Chong’s annual salary will be increased to $200,000.
(2)	Excludes dividends paid to Mr. Chong, as the sole stockholder of Fuqi’s subsidiary, totaling $2,739,726, $5,421,687, $3,975,904, during the years ended December 31, 2006, 2005, and 2004, respectively.
(3)	We acquired a new company car costing approximately $157,000 for the use of Mr. Chong in 2005. The value of the car is being amortized over 5 years.
(4)	On the effective date of this offering, Mr. Wong’s annual salary will be increased to $160,000.
(5)	Mr. Roberts was the President of VT Marketing Services, Inc., the predecessor of Fuqi International, Inc., prior to a reverse merger with that company in November 2006 that resulted in our current corporate structure (the “Reverse Merger”). Mr. Roberts resigned from all positions with VT Marketing Services, Inc. upon the close of the Reverse Merger on November 22, 2006.

Grants of Plan-Based Awards in 2006

There were no option grants in 2006.

Outstanding Equity Awards at 2006 Fiscal Year-End

There were no option exercises or options outstanding in 2006.

Option Exercises and Stock Vested in Fiscal 2006

There were no option exercises or stock vested in 2006.

Equity Incentive Plans

We mailed an information statement to our stockholders on October 2, 2007 announcing our intention to adopt a new Fuqi International, Inc. 2007 Equity Incentive Plan (“2007 EIP”), which was approved by our Board of Directors and stockholders. We adopted the 2007 EIP on October 22, 2007. We had a 2006 Equity Incentive Plan (“2006 EIP”), which we canceled and terminated immediately prior to the adoption of the 2007 EIP. There are currently no options or other securities outstanding under the 2007 EIP. Summaries of the pertinent provisions of both the 2006 EIP and 2007 EIP appear below.

2006 Equity Incentive Plan (terminated)

In November 2006, our stockholders approved an equity incentive plan (“2006 EIP”) for employees, non-employee directors and other service providers covering 1,775,148 shares of common stock. Prior to this, we had an approved the 2004 Equity Incentive Plan, which was replaced by the 2006 EIP. No options are currently outstanding under either plan. Any options granted under the 2006 EIP may have been either “incentive stock options,” as defined in Section 422A of the Internal Revenue Code, or “nonqualified stock options,” subject to Section 83 of the Internal Revenue Code, at the discretion of our board of directors and as reflected in the terms of the written option agreement. The option price was not to be less than 100% of the fair market value of the optioned common stock on the date the option was granted. The option price was not to be less than 110% of the fair market value of the optioned common stock for an optionee holding at the time of grant, more than 10% of the total combined voting power of all classes of our stock. Options became exercisable based on the discretion of our board of directors and was to be exercised within ten years of the date of grant. We cancelled and terminated the 2006 EIP on October 22, 2007.

2007 Equity Incentive Plan (adopted)

We adopted the Fuqi International, Inc. 2007 Equity Incentive Plan (“2007 EIP”) in October 2007. Our employees, officers and directors (including employees, officers and directors of our affiliates) are eligible to participate in the 2007 EIP. Administration of the 2007 EIP is carried out by our Board of Directors or any committee of the Board of Directors to which the Board of Directors has delegated all or a portion of responsibility for the implementation, interpretation or administration of the equity incentive plan. The administrator of the 2007 EIP will select the participants who are granted stock options or stock awards and, consistent with the terms of the equity incentive plan, will establish the terms of each stock option or stock award. The maximum period in which a stock option may be exercised will be fixed by the administrator, but in no event longer than ten years.

The 2007 EIP authorizes the issuance of options to purchase shares of common stock under the Option Grant Program and the grant of stock awards under the Stock Issuance Program. Although the administrator determines the exercise prices of options granted under the 2007 EIP, the exercise price per share may not be less than 100% of the “fair market value,” as defined in the equity incentive plan, on the date of grant. Options that are granted under the equity incentive plan vest and terminate over various periods at the discretion of the Board of Directors or any committee authorized by the Board of Directors, but subject to the terms of the plan. Under the Stock Issuance Program, shares of our common stock may be issued through direct and immediate issuance without any intervening options grants.

The 2007 EIP will terminate upon the earliest of (i) the expiration of the ten year period measured from the date we adopt the plan, (ii) the date on which all shares available under the plan have been issued as vested shares, or (iii) the termination of all outstanding options in connection with a change in our ownership or control. Nevertheless, options granted under the 2007 EIP may extend beyond the date of termination. Under the 2007 EIP, the maximum number of shares of common stock that may be subject to stock options or stock awards is 2,366,864. There are no options currently outstanding under the 2007 EIP.

Indemnification of Directors and Executive Officers and Limitations of Liability

In December 2006, we changed our state of incorporation from Nevada to Delaware and we are now governed by Delaware law and the certificate of incorporation and bylaws of the new Delaware corporation. Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (i) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (ii) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our bylaws.

We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We may enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. As of the Effective Time of the Reverse Merger, we had not entered into any indemnification agreements with our directors or officers, but may choose to do so in the future. Such indemnification agreements may require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;
•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or
•	obtain directors’ and officers’ insurance.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Fuqi BVI Share Exchange Agreement

On November 20, 2006, Fuqi BVI effected the Reverse Merger by entering into a share exchange agreement with VT Marketing Services, Inc. (“VT”) and Mr. Yu Kwai Chong, who is our current Chief Executive Officer and Chairman of the Board of the Directors. Pursuant to the Reverse Merger, Mr. Chong, as the sole shareholder of Fuqi BVI, agreed to exchange all of his shares of Fuqi BVI for shares of VT and VT agreed to acquire all of the issued and outstanding capital stock of Fuqi BVI. VT was formed as part of the implementation of a Chapter 11 reorganization plan of visitalk.com, Inc., which became effective on September 17, 2004. The Reverse Merger closed on November 22, 2006 and VT issued an aggregate of 11,175,543 shares of common stock in exchange for all of the issued and outstanding securities of Fuqi BVI. Upon the close of the Reverse Merger, VT became the 100% parent of Fuqi BVI and assumed the operations of Fuqi BVI and its subsidiary as its sole business. We issued to Mr. Yu Kwai Chong, who was the sole Fuqi BVI stockholder, 11,175,543 shares of common stock in exchange for all of the issued and outstanding shares of capital stock of Fuqi BVI. The new shares issued to Mr. Chong represented 91.2% of our voting capital stock immediately after the Reverse Merger. Mr. Chong is also the Chairman of Fuqi BVI and our Chief Executive Officer and Chairman of the Board. Prior to the effective date of the Reverse Merger, Bay Peak LLC (“Bay Peak”) beneficially owned substantially all of our capital stock. Bay Peak currently beneficially owns approximately 6.3% of our issued and outstanding shares of common stock immediately prior to this offering.

Transactions with Bay Peak

On July 21, 2006, VT Marketing Services Inc. (“VT”), the predecessor of Fuqi International, Inc., sold 809,918 shares of common stock to Bay Peak, of which 5,184 shares were subsequently cancelled upon the close of the Reverse Merger. The shares issued to Bay Peak represented 75% of the outstanding shares of VT at that time. Cory Roberts, the President of Bay Peak and former President of VT, resigned from VT upon the closing of the Reverse Merger on November 22, 2006.

On May 2, 2007, we entered into a letter agreement with Bay Peak to assist us in the potential exercise of outstanding Series C Plan Warrants and Series E Plan Warrants (the “Warrants”). We issued a notice of redemption on May 10, 2007 pursuant to which the Warrants would be redeemed on June 8, 2007. Pursuant to the letter agreement, Bay Peak provided advisory services with respect to the redemption and potential exercise of the Warrants prior to the redemption. We agreed to pay Bay Peak an advisory fee of $10,000, a bonus fee of 6% of the gross proceeds from the exercise of the Warrants (approximately $178,000) and out-of-pocket expenditures of $10,000.

Further to a registration rights agreement with Bay Peak, we agreed to register shares of our common stock held by it upon request after the expiration of the 180-day lock-up period commencing from the date of this prospectus if we are then eligible to use Form S-3 and if such shares are not then saleable under Rule 144.

Yu Kwai Chong

Mr. Yu Kwai Chong, who is our controlling stockholder, President, Chief Executive Officer and Chairman of the Board, has conducted various related party transactions with our company in the past. These transactions include the following:

•	During the period from the inception of Fuqi China in April 2001 until November 22, 2006, when Mr. Chong ceased to be our sole stockholder, Mr. Chong collected a portion of our revenues directly from our customers as the primary contact with our customers. During the years ended December 31, 2006, 2005 and 2004, our total net sales amounted to $92.4 million, $72.6 million, and $56.8 million, and the amounts collected by Mr. Chong totaled $3.0 million, $6.1 million and $4.5 million, respectively. Beginning December 2006, Mr. Chong stopped collecting cash revenue on behalf of our company and all revenues are now deposited into our bank accounts. The revenues collected by Mr. Chong were included in the total revenue amounts in our audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 included in this prospectus.
•	Mr. Chong has frequently borrowed from us since the inception of our operations to fund personal liquidity needs. As of December 31, 2006, we discontinued this practice and Mr. Chong repaid the balance to us in full. On aggregate, we loaned $51.5 million, $90.0 million, and $546,203 to Mr. Chong, and collected $58.4 million, $75.6 million, and $0, during the years ended December 31, 2006, 2005, and 2004, respectively. Outstanding balance due from Mr. Chong to us amounted to $0 and $9.5 million as of December 31, 2006 and 2005, respectively.
•	We have frequently borrowed from Mr. Chong since the inception of our operations to satisfy our short- term working capital needs. On aggregate, we borrowed $23.5 million, $0, and $24.1 million from Mr. Chong and repaid $23.1 million, $0, and $30.0 million during the years ended December 31, 2006, 2005, and 2004. Outstanding loans payable to Mr. Chong amounted to $422,909 and $0 as of December 31, 2006 and 2005, respectively.
•	Prior to the Reverse Merger, we declared dividends to Mr. Chong, as our sole stockholder, totaling $2.7 million, $5.4 million and $4.0 million during the years ended December 31, 2006, 2005 and 2004, respectively, which offset the amounts due from Mr. Chong.
•	Rong Xing (Group) Co., LTD., a company owned and controlled by Mr. Chong, guarantees and provides real property to secure loan facilities that we have taken with several banks. The guarantee is provided at no charge to us.

We did not charge any interest on receivable from nor pay any interest on amount due to related parties.

Heung Sang Fong

Our current Executive Vice President of Corporate Development, Heung Sang Fong, was the managing partner of Iceberg Financial Consultants (“IFC”), a financial advisory firm based in China that advises Chinese clients in capital raising activities in the United States. In April 2006, IFC was engaged to assist in the Reverse Merger between Fuqi BVI, Mr. Yu Kwai Chong, and VT Marketing Services, Inc. The Reverse Merger closed in November 2006. For the year ended December 31, 2006, we paid IFC a total of $0 in compensation for its services.

Ching Wan Wong

Our Chief Financial Officer, Ching Wan Wong was paid a one-time discretionary bonus of $89,941 in connection with the exercise of Series C Plan and Series E Plan warrants in June 2007. We provided a notice of redemption, and upon expiration of the call period on June 8, 2007, warrants had been exercised for a total of 579,138 shares of our common stock for total gross proceeds from conversion of $2,931,357; all other remaining Series C Plan and Series E Plan warrants expired unexercised.

Policy for Approval of Related Party Transactions

Our policy is to have our Audit Committee review and pre-approve any related party transactions and other matters pertaining to the integrity of management, including potential conflicts of interest, or adherence to standards of business conduct as required by our policies.

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the date of this prospectus are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The following table sets forth certain information with respect to beneficial ownership of our common stock based on 12,835,955 issued and outstanding shares of common stock, by:

•	Each person known to be the beneficial owner of 5% or more of the outstanding common stock of our company;
•	Each executive officer;
•	Each director; and
•	All of the executive officers and directors as a group.

Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated, the address of each stockholder listed in the table is c/o Fuqi International, Inc., 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen, 518019, People’s Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned	Percent of Class Beneficially Owned Prior to the Offering	Percent of Class Beneficially Owned After the Offering(1)
Directors and Executive Officers
Yu Kwai Chong	President, Chief Executive Officer and Chairman of the Board	11,175,543	87.1%	56.2%
Lie Xi Zhuang	Chief Operating Officer and Director	—	—	—
Ching Wan Wong	Chief Financial Officer and Director	—	—	—
Xi Zhou Zhuo	Marketing Director	—	—	—
Heung Sang Fong	Executive Vice President, Corporate Development	—	—	—
Hon. Lily Lee Chen	Director	—	—	—
Eileen B. Brody	Director	—	—	—
Victor A. Hollander	Director	—	—	—
Jeff Haiyong Liu	Director	—	—	—
Officers and Directors as a group (total of 9 persons)		11,175,543	87.1%	56.2%
5% or more Stockholders
Bay Peak LLC(2)		804,734	6.3%	4.1%
169 Bolsa Ave.
Mill Valley, California 94941

(1)	Assumes offering of 7,033,816 shares without underwriters’ exercise of its 1,055,072 additional shares to cover over-allotments.
(2)	Phillip Cory Roberts has voting and investment control over the shares held by Bay Peak.

DESCRIPTION OF SECURITIES

In December 2006, we changed our state of incorporation from Nevada to Delaware and we are now governed by Delaware law and the certificate of incorporation and bylaws of the new Delaware corporation. Our authorized capital, as of February 2007, consists of 100,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $.001 par value per share. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock:

(i)	have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors;
(ii)	are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;
(iii)	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and
(iv)	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holder or holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the our directors.

Preferred Stock

We may issue up to 5,000,000 shares of our preferred stock, par value $.001 per share, from time to time in one or more series. No shares of preferred stock have been issued. Our Board of Directors, without further approval of the our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of preferred stock. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Stock Options

In November 2006, our stockholders approved a new equity incentive plan (“2006 EIP”) for employees, non-employee directors and other service providers covering 1,775,148 shares of our common stock. Prior to this, we had an approved 2004 Equity Incentive Plan, which we terminated in connection with our establishment of the 2006 EIP. No options are currently outstanding under either plan. We cancelled and terminated the 2006 EIP on October 22, 2007.

We mailed an information statement to our stockholders on October 2, 2007 announcing our intention to adopt a new Fuqi International, Inc. 2007 Equity Incentive Plan (“2007 EIP”), which was approved by our Board of Directors and stockholders. We adopted the 2007 EIP on October 22, 2007. The 2007 EIP will have a total of 2,366,864 shares of common stock available for grant under the plan and there are currently no options or other securities outstanding under the 2007 EIP.

Delaware Anti-Takeover Law and Charter Provisions

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
•	In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

•	provide our Board of Directors with the ability to alter our bylaws without stockholder approval;
•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and
•	provide that vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring our company, even if doing so would be beneficial to its stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

Listing

The Nasdaq Global Market has approved the listing of our common stock under the ticker symbol “FUQI,” subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices. Upon completion of this offering, we will have outstanding an aggregate of 19,869,771 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 7,033,816 shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this offering will be deemed “restricted securities” as defined under Rule 144. Except as discussed below, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, additional shares will be available for sale in the public market.

Lock-up Agreements

We have obtained lock-up agreements from all of our officers, directors, and certain principal stockholders and the selling stockholders in this offering, pursuant to which they agreed not to transfer or dispose of, directly of indirectly, any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Merriman Curhan Ford & Co.

Merriman Curhan Ford & Co., in its sole discretion, may release the shares of common stock subject to the lock-up agreements in whole or in part at anytime with or without notice. We have been advised by Merriman Curhan Ford & Co. that, when determining whether or not to release shares of common stock from the lock-up agreements, Merriman Curhan Ford & Co. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Merriman Curhan Ford & Co. has advised us that they have no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares of common stock will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release mentioned above, as follows:

Days After the Date of this Prospectus	Approximate Number of Shares Eligible for Sale	Description
Date of Prospectus	834,293	Shares not locked up and eligible for sale under Rule 144
180 days	11,184,066	Lock-up expires; ordinary shares eligible for sale under Rule 144 or 144(k)

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding (which will equal approximately 198,698 shares immediately after this offering); or
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company.

We believe that approximately 4.1% of our issued and outstanding shares after giving effect to this offering are not eligible for resale under Rule 144. We issued 804,734 shares of common stock to Bay Peak, LLC prior to the Reverse Merger. Because we issued these shares while we were a shell company with no operations, we believe that the stockholder is considered to be a promoter. It should be noted that these shares may not be sold by this promoter, pursuant to Rule 144 of the Securities Act, regardless of technical compliance with the rule. The position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission is that any such resale transaction under Rule 144 would appear to be designed to distribute or redistribute such shares to the public without coming within the registration requirements of the Securities Act. Therefore, this promoter can only resell its shares through a registration statement filed under the Securities Act. Further to a registration rights agreement with Bay Peak, we agreed to register shares of our common stock held by it upon request after the expiration of the 180-day lock-up period commencing from the date of this prospectus if we are then eligible to use Form S-3 and if such shares are not then saleable under Rule 144.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, 144(k) shares could be sold immediately upon the completion of this offering.

UNDERWRITING

Merriman Curhan Ford & Co. and Brean Murray, Carret & Co., LLC are acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered by this prospectus. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares
Merriman Curhan Ford & Co	4,747,827
Brean Murray, Carret & Co., LLC	1,582,609
Ladenburg Thalmann & Co. Inc.	140,676
Chardan Capital Markets LLC	70,338
Capital Growth Financial, LLC	70,338
GunnAllen Financial, Inc.	70,338
J.P. Turner & Company, L.L.C.	70,338
Jesup & Lamont Securities Corporation	70,338
Newbridge Securities Corporation	70,338
vFinance Investments, Inc	70,338
Dawson James Securities Inc.	70,338
Total	7,033,816

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the common stock if they buy any of it (other than those shares covered by the over-allotment option described below).

The underwriters have advised us that they do not intend to confirm sales of the common stock to any account over which they exercise discretionary authority in an aggregate amount in excess of 5% of the total securities offered by this prospectus.

We have granted to the underwriters an option, exercisable as provided in the underwriting agreement and expiring 30 days after the effective date of this offering, to purchase up to an additional 1,055,072 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus, if any. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are so purchased, the underwriters will offer the additional shares on the same terms as those on which the 7,033,816 shares are being offered.

The underwriting agreement provides that we will reimburse the representatives for their out-of-pocket expenses in the amount up to $50,000, which may include legal fees incurred in connection with this offering.

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.378 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The Nasdaq Global Market has approved the listing of our common stock under the ticker symbol “FUQI,” subject to official notice of issuance.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 7% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees
	Fees Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$0.63	$4,431,304	$5,096,000

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $650,000.

Each of our officers, directors, and certain principal stockholders have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters. This consent may be given at any time without public notice. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of 180-day lock-up period, or if prior to the expiration of the 180-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by underwriters’ lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merriman Curhan Ford & Co. waives, in writing, such extension. The lock-up agreements do not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor do they apply to transfers or dispositions of shares made (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth in the lock-up agreements, (ii) to any trust for the direct or indirect benefit of a signatory to a lock-up agreement or the immediate family of such signatory, provided that the trustee of the trust agrees to be bound by the restrictions set forth in the lock-up agreements, (iii) by will or intestate succession provided the transferee agrees to be bound by the restrictions set forth in the lock-up agreements, or (iv) to the underwriters pursuant to the underwriting agreement, provided that Merriman Curhan Ford & Co. receives prior written notice of any transfer pursuant to (i) through (iii) above. There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In addition, we have agreed with the underwriters not to make certain issuances or sales of our securities for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters.

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the offering, Merriman Curhan Ford & Co. on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merriman Curhan Ford & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Prior to the offering, there has been no public market for our common stock. Consequently, the initial public offering price of the common stock offered by this prospectus will be determined by negotiation between us and the underwriters. Among the factors to be considered in determining the initial public offering price of the common stock are:

•	our history and prospects;
•	the industry in which we operate;
•	the present stage of our development, including the status of, and development prospects for, our proposed products and services;
•	our past and present operating results;
•	the market capitalizations and stages of development of other companies that we and the underwriters believe to be comparable to our business;
•	the previous experience of our executive officers; and
•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of our common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that our common stock can be resold at or above the initial public offering price.

From time to time, each of Merriman Curhan Ford & Co. and Brean Murray, Carret & Co. and their respective affiliates may in the future provide investment banking, commercial banking and financial advisory services to us, for which they may in the future receive, customary fees. Other than the foregoing, Merriman Curhan Ford & Co. and Brean Murray, Carret & Co., LLC do not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to Merriman Curhan Ford & Co.’s contractual relationship with us entered into in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP, Los Angeles, California. DLA Piper US LLP, New York, New York, is acting as counsel for the underwriters. Shujin Law Firm, Shenzhen, PRC, is acting as legal counsel for us with respect to PRC laws.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004 appearing in this Prospectus and Registration Statement have been audited by Stonefield Josephson, Inc, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We file periodic reports under the Securities Exchange Act of 1934, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports, and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

FUQI INTERNATIONAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Consolidated Balance Sheets as of June 30, 2007 (unaudited) and as of December 31, 2006 and 2005	F-3
Consolidated Statements of Income and Comprehensive Income for the six months ended June 30, 2007 and 2006 (unaudited) and for the years ended December 31, 2006, 2005, and 2004	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006 (unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-6
Notes to Consolidated Financial Statements	F-8
Schedule II — Valuation and Qualifying Accounts and Reserves	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fuqi International, Inc.
Shenzhen, China

We have audited the accompanying consolidated balance sheets of Fuqi International, Inc. and subsidiaries as of December 31, 2006, and 2005 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed on page F-28. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance withthe standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fuqi International, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment.

/s/ Stonefield Josephson, Inc.

Wanchai, Hong Kong
April 12, 2007, except for the 3rd paragraph of Note 15,
as to which the date is August 23, 2007

FUQI INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2007	2006	2005
	(Unaudited)
ASSETS
Current assets:
Cash	$8,493,504	$13,354,981	$71,479
Restricted cash	393,933	—	2,726,146
Accounts receivable, net of allowance for doubtful accounts of $299,000 for June 30, 2007, $195,000 for 2006 and $302,000 for 2005	10,872,015	9,363,397	7,014,712
Refundable value added taxes	1,948,517	—	253,749
Inventories	20,795,528	6,066,213	5,762,053
Inventory loan receivable	—	—	687,936
Due from stockholder	—	—	9,487,562
Prepaid expenses	129,871	89,362	115,525
Deposits	101,859	—	—
Deposits related to borrowings on notes payable/long term debt	—	736,358	340,768
Deferred taxes	52,262	29,198	22,677
Other current assets	—	—	2,145
Total current assets	42,787,489	29,639,509	26,484,752
Property, equipment, and improvements, net	1,234,947	1,354,313	1,545,621
Deposits	93,717	91,398	80,545
Other assets	39,040	40,122	3,807
	$44,155,193	$31,125,342	$28,114,725
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$15,100,781	$14,086,852	$12,391,574
Line of credit	1,313,111	—	—
Accounts payable and accrued liabilities	1,272,431	215,092	261,585
Accrued business tax	1,353,490	1,084,078	741,265
Accrued estimated penalties	1,147,594	1,119,201	1,082,962
Accrued value added taxes	—	133,010	—
Customer deposits	3,257,192	1,234,424	2,786,776
Loan payable, related party	—	—	991,326
Inventory loan payable	723,169	—	—
Due to stockholder	—	422,909	—
Income tax payable	2,600,459	1,884,837	1,013,537
Total current liabilities	26,768,227	20,180,403	19,269,025
Long term debt	—	—	1,239,157
Total liabilities	26,768,227	20,180,403	20,508,182
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding	—	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized for 2007 and 75,000,000 shares authorized for 2006 and 2005, shares issued and outstanding – 12,835,955 shares for 2007, 12,257,624 shares for 2006 and 11,175,543 shares for 2005	12,836	12,258	11,176
Additional paid in capital	9,967,031	7,212,130	7,217,740
Accumulated foreign currency translation adjustments	746,485	432,125	143,706
Retained earnings	6,660,614	3,288,426	233,921
Total stockholders’ equity	17,386,966	10,944,939	7,606,543
	44,155,193	$31,125,342	$28,114,725

The accompanying notes form an integral part of these consolidated financial statements

FUQI INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
Net sales	$54,240,965	$48,523,940	$92,408,539	$72,580,171	$56,764,822
Cost of sales	48,023,583	44,093,624	83,618,526	64,963,978	50,862,013
Gross profit	6,217,382	4,430,316	8,790,013	7,616,193	5,902,809
Operating expenses:
Selling and marketing	380,573	215,860	490,191	624,131	549,047
General and administrative	1,161,598	568,197	793,453	671,191	1,006,117
Total operating expenses	1,542,171	784,057	1,283,644	1,295,322	1,555,164
Income from operations	4,675,211	3,646,259	7,506,369	6,320,871	4,347,645
Other income (expenses):
Interest expense	(529,776)	(400,234)	(798,868)	(497,901)	(100,302)
Interest income	3,009	—	69,628	—	—
Loss on disposal of fixed assets	—	—	—	—	(44,831)
Change of fair value on inventory loan payable	(48,375)	—	—	—	—
Miscellaneous	5,614	12,453	12,564	(664)	4,249
Total other expenses	(569,528)	(387,781)	(716,676)	(498,565)	(140,884)
Income before provision for income taxes	4,105,683	3,258,478	6,789,693	5,822,306	4,206,761
Provision for income taxes	733,495	469,903	995,462	452,538	358,396
Net income	3,372,188	2,788,575	5,794,231	5,369,768	3,848,365
Other comprehensive income – foreign currency translation adjustments	314,360	70,609	288,419	143,706	—
Comprehensive income	$3,686,548	$2,859,184	$6,082,650	$5,513,474	$3,848,365
Earnings per share – basic	$0.27	$0.25	$0.51	$0.48	$0.34
Earnings per share – diluted	$0.22	$0.25	$0.50	$0.48	$0.34
Weighted average number of common shares – Basic	12,324,705	11,175,543	11,260,544	11,175,543	11,175,543
Weighted average number of common shares – Diluted	15,393,332	11,175,543	11,631,459	11,175,543	11,175,543

The accompanying notes form an integral part of these consolidated financial statements

FUQI INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2006, 2005 and 2004

	Common Stock
	Shares	Amount	Additional Paid in Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders’ Equity
Balance, December 31, 2003	11,175,543	$11,176	$2,398,463	$—	$413,379	$2,823,018
Dividend paid	—	—	—	—	(3,975,904)	(3,975,904)
Net income	—	—	—	—	3,848,365	3,848,365
Balance, December 31, 2004	11,175,543	$11,176	$2,398,463	—	285,840	2,695,479
Capital contributions	—	—	4,819,277	—	—	4,819,277
Dividend paid	—	—	—	—	(5,421,687)	(5,421,687)
Foreign currency translation adjustments	—	—	—	143,706	—	143,706
Net income	—	—	—	—	5,369,768	5,369,768
Balance, December 31, 2005	11,175,543	11,176	7,217,740	143,706	233,921	7,606,543
Reverse acquisition of Fuqi BVI	1,082,081	1,082	(5,610)	—	—	(4,528)
Dividend paid	—	—	—	—	(2,739,726)	(2,739,726)
Foreign currency translation adjustments	—	—	—	288,419	—	288,419
Net income	—	—	—	—	5,794,231	5,794,231
Balance, December 31, 2006	12,257,624	$12,258	$7,212,130	$432,125	$3,288,426	$10,944,939

The accompanying notes form an integral part of these consolidated financial statements

FUQI INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
Cash flows provided by operating activities:
Net income	$3,372,188	$2,788,575	$5,794,231	$5,369,768	$3,848,365
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	160,147	151,758	326,852	239,449	184,740
Loss on disposal of fixed assets	—	—	—	—	44,831
Change of fair value on inventory loan payable	48,375	—	—	—	—
Bad debt	98,650	100,872	(115,592)	7,320	(318,904)
Changes in operating assets and liabilities:
Accounts receivable	(1,355,124)	(3,601,695)	(1,958,441)	(2,277,877)	(2,727,184)
Refundable value added taxes	(2,060,952)	(610,090)	387,787	(192,867)	325,763
Inventories	(14,407,983)	(5,209,187)	(109,243)	(850,319)	(159,309)
Inventory loan receivable	—	—	697,530	(677,335)	—
Prepaid expenses	(37,803)	(18,753)	(27,078)	(102,994)	(10,617)
Deposits – short term	644,507	(186,800)	(376,932)	(335,517)	—
Deferred taxes	(22,066)	(37,983)	(5,654)	(488)	22,410
Other current assets	—	2,156	2,175	(2,112)	—
Deposits related to borrowings on notes payable/long term debt	—	—	(8,004)	(3,497)	51,987
Deposits	—	18,680	—	—	—
Other assets	2,076	(22,931)	(35,504)	(3,748)	—
Accounts payable, accrued expenses, accrued business tax and accrued estimated penalties	1,282,050	186,652	257,800	132,890	1,001,123
Inventory loan receivable	—	691,363	—	—	—
Inventory loan payable	666,487	—	—	—	—
Customer deposits	1,968,574	258,716	(1,614,529)	1,491,538	(291,573)
Income tax payable	660,133	373,463	821,571	408,461	299,159
Net cash provided by (used for) operating activities	(8,980,741)	(5,115,204)	4,036,969	3,202,672	2,270,791
Cash flows provided by (used for) investing activities:
Purchase of property, equipment and improvements	(8,189)	(20,135)	(31,873)	(838,959)	(557,065)
Disbursements on loans to stockholder	—	(50,827,042)	(51,529,693)	(90,007,069)	(546,203)
Proceeds from collections on loans to stockholder	—	56,638,097	58,409,847	75,644,023	—
Decrease (Increase) in restricted cash	(389,408)	—	2,764,166	(2,726,146)	—
Net cash provided by (used for) investing activities	(397,597)	5,790,920	9,612,447	(17,928,151)	(1,103,268)

The accompanying notes form an integral part of these consolidated financial statements

FUQI INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash – (continued)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
Cash flows provided by (used for) financing activities:
Proceeds from short-term borrowing	1,947,040	—	—	7,572,297	4,439,759
Proceeds from exercise of warrants, net of financing cost	2,755,479	—	—	—	—
Proceeds from long-term debt	—	—	—	1,239,157	—
Proceeds from loans borrowed from affiliate	—	—	—	—	2,767,538
Repayments to loans payable to affiliate	—	—	—	—	(3,976,071)
Loan from (repayment to) a related party	—	—	(1,005,151)	991,326	—
Proceeds from capital contribution	—	—	—	4,819,277	—
Reverse acquisition of Fuqi BVI	—	—	(4,528)	—	—
Proceeds from loans borrowed from stockholder	203,506	—	23,545,485	—	24,140,472
Repayments to loans payable to stockholder	(642,295)	—	(23,130,562)	—	(29,577,058)
Net cash provided by (used for) financing activities	4,263,730	—	(594,756)	14,622,057	(2,205,360)
Effect of exchange rate changes on cash	253,131	208,092	228,842	(80,775)	—
Net increase (decrease) in cash	(4,861,477)	883,808	13,283,502	(184,197)	(1,037,837)
Cash, beginning of period	13,354,981	71,479	71,479	255,676	1,293,513
Cash, end of period	$8,493,504	$955,287	$13,354,981	$71,479	$255,676
Supplemental disclosure of cash flow information:
Interest paid	$510,756	$376,006	$786,941	$476,399	$100,302
Income taxes paid	$95,428	$126,457	$71,479	$34,103	$34,103
Non-cash activities:
Decrease in due from stockholder for dividend declared and paid	$—	$2,739,726	$2,739,726	$5,421,687	$3,975,904

The accompanying notes form an integral part of these consolidated financial statements

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:

Organization, Nature of Business and Basis of Presentation

Fuqi International, Inc. (“Fuqi” or “the Company”), formerly VT Marketing Services, Inc. (“VTM”), was originally incorporated in the State of Arizona on September 3, 2004 as a wholly-owned subsidiary of Visitalk Capital Corporation (“VCC”), and was formed as part of the implementation of the Chapter 11 reorganization plan (the “Visitalk Plan”) of visitalk.com, Inc. (“Visitalk.com”). Visitalk.com filed for Chapter 11 Bankruptcy in November 2000. The Visitalk Plan became effective on September 17, 2004 (the “Effective Date”). On September 22, 2004, Visitalk.com merged into VCC, which was authorized as the reorganized debtor under the Visitalk Plan.

The Company’s original business was to use Visitalk.com’s technology to facilitate peer-to-peer marketing activities. The Visitalk Plan authorized the Company to acquire certain technology rights from VCC on the Effective Date. To acquire these rights, VTM issued to VCC 191,742 shares of the Company’s common stock and common stock purchase warrants allowing holders to purchase additional shares of common stock (the “Plan Warrants”). The Visitalk Plan further authorized VCC to distribute 32,448 of the 191,742 shares of common stock to 240 creditors of Visitalk.com and all of the Plan Warrants to 645 claimants of Visitalk.com, in accordance with the Visitalk Plan. After the distribution of the shares of the Company’s common stock and Plan Warrants, but prior to the Bay Peak Sale, discussed below, VCC owned approximately 82.1% of VTM’s issued and outstanding common stock.

On July 21, 2006, VTM sold 809,918 shares of common stock to Bay Peak, LLC. As part of this transaction (the “Bay Peak Sale”), the Company abandoned its peer-to-peer marketing business, which was transferred to VCC, and began to seek companies in Asia with potential, in particular companies based in China, to acquire. The shares issued in the Bay Peak Sale represented 74.49% of the Company’s outstanding shares. On July 28, 2006, Visitalk.com was granted its Final Decree by the Bankruptcy Court. On November 6, 2006, VTM conducted a reverse stock split of its shares common stock and issued one share for each 15.43 shares of common stock then outstanding (the “Reverse Split”). No stockholder was reversed below 59 shares in the Reverse Split and the then outstanding Plan Warrants remained outstanding. On November 8, 2006, VTM changed its state of incorporation from Arizona to Nevada.

On November 20, 2006, VTM entered into a share exchange agreement with Mr. Yu Kwai Chong, who was the sole stockholder of Fuqi International Holdings Co., Ltd., a British Virgin Islands corporation (“Fuqi BVI”) pursuant to which VTM agreed to acquire all of the issued and outstanding capital stock of Fuqi BVI (the “Exchange Transaction”). The Exchange Transaction closed on November 22, 2006 and, per the terms of the share exchange agreement (the “Share Exchange Agreement”), VTM issued an aggregate of 11,175,543 shares of its common stock in exchange for all of the issued and outstanding securities of Fuqi BVI. Pursuant to the Share Exchange Agreement, Bay Peak agreed to cancel 5,184 shares of common stock.

Immediately after the closing of the Exchange Transaction and Reverse Split, VTM had 12,257,624 outstanding shares of common stock, and outstanding options and outstanding warrants to purchase 9,968,628 shares of common stock (see Note 11). Immediately after the Exchange Transaction and Reverse Split, the former Fuqi BVI stockholder held approximately 91.2% of VTM’s issued and outstanding common stock.

On December 8, 2006, VTM changed its corporate name from “VT Marketing Services, Inc.” to “Fuqi International, Inc.” and reincorporated from the State of Nevada to the State of Delaware.

VTM shares of common stock were not listed or quoted for trading on any national securities exchange or national quotation system. The transactions contemplated by the Share Exchange Agreement, as amended, were intended to be a “tax-free” transaction pursuant to the provisions of Section

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:  – (continued)

368 of the Internal Revenue Code of 1986, as amended. All share information presented in the accompanying consolidated financial statements reflects the Reverse Split.

Fuqi BVI was incorporated under the laws of the British Virgin Islands on January 2, 2004. Shenzhen Fuqi Jewelry Company Limited (“Shenzhen Fuqi”) was formed in the People’s Republic of China (the “PRC”) on April 2, 2001 as a limited liability corporation. Shenzhen Fuqi is the operating entity and has substantially all the assets and operations. Under the provision of Shenzhen Fuqi’s Articles of Association, the Shenzhen Business Bureau granted to Shenzhen Fuqi the right to operate for a period of 10 years. The principal activities of Shenzhen Fuqi are designing, manufacturing, selling, and marketing of jewelry products throughout the PRC.

Prior to May 17, 2006, Fuqi BVI had minimal assets and no operations. On May 17, 2006, Shenzhen Fuqi became a wholly-owned foreign enterprise (“WFOE”) of Fuqi BVI and this arrangement was approved by the relevant ministries of the PRC government. Under the provision of Shenzhen Fuqi’s new Articles of Association as a WFOE, the Shenzhen Business Bureau granted to Shenzhen Fuqi the right to operate for a period of 35 years from the first date of incorporation in 2001 (an additional 25 years to operate). In connection with the conversion of Shenzhen Fuqi into a WFOE, Shenzhen Fuqi became the wholly owned subsidiary of Fuqi BVI and the stockholders of Shenzhen Fuqi became the stockholders of Fuqi BVI. For financial reporting purposes, the transaction is classified as a recapitalization of Shenzhen Fuqi and the historical financial statements of Shenzhen Fuqi are reported as Fuqi BVI’s historical financial statements.

Upon the completion of the transactions on May 17, 2006 and November 22, 2006, the Company owned 100% of Fuqi BVI which owned 100% of Shenzhen Fuqi, the operating entity of the Company. The accompanying consolidated financial statements were retroactively adjusted to reflect the effects of the two recapitalizations effectuated during 2006.

The Company currently operates in two divisions: (i) production and (ii) sales and marketing. The production division is responsible for all manufacturing of jewelry products, while the sales and marketing division is responsible for all of the selling and marketing functions of the products, including customer relationships and customer service. The Company has been selling its products to wholesalers and distributors since the inception of its operations. In April 2007, the Company began to sell its products through retail counters in department stores. The Company grants credit to the majority of its wholesale and distribution customers, which are located throughout the PRC, and the Company does not generally require collateral.

The accompanying consolidated balance sheet as of June 30, 2007, the consolidated statements of income for the six months ended June 30, 2007 and June 30, 2006, and the consolidated statements of cash flows for the six months ended June 30, 2007 and June 30, 2006 are unaudited and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In our opinion, these consolidated financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly the financial position of Fuqi as of June 30, 2007 and the results of operations for the six months ended June 30, 2007 and 2006 and the cash flows for the six month periods ended June 30, 2007 and 2006. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results which may be expected for the entire fiscal year. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:  – (continued)

Consolidation Policy:

The consolidated financial statements include the consolidated financial statements of Fuqi International and its wholly owned subsidiaries, Fuqi BVI and Shenzhen Fuqi. All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

Cost of Sales:

Cost of sales includes raw material, direct labor and overhead costs. Overhead costs consist of depreciation for improvements related to the Company’s factory and machinery and equipment, indirect labor, utilities, factory rent and warehouse costs and occupancy costs at department stores. The Company does not incur any significant amount of inbound freight charges, purchasing and receiving costs since the Company’s raw material, including primarily gold and platinum, are handled by the Company’s operation manager. All the costs related to the Company’s distribution network are included in the cost of sales.

Operating Costs:

Selling and marketing expenses include salaries and employee benefits, advertising, travel and entertainment, insurance, amortization of cost for operation rights acquired, and business taxes.

General and administrative expenses include management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, insurance, legal and accounting, consulting fees, workers’ compensation insurance, and other office expenses.

Revenue Recognition

Wholesale revenue is recognized upon delivery and acceptance of jewelry products by the customers while retail revenue is recognized upon receipts and acceptance of jewelry products by the customers, provided that the other conditions of sales, as established by the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, are satisfied:

•	persuasive evidence of an arrangement exists;
•	delivery has occurred, upon shipment when title passes, or services have been rendered;
•	the seller’s price to the buyer is fixed or determinable; and
•	collectibility is reasonably assured.

Value Added Taxes represent amounts collected on behalf of specific regulatory agencies that require remittance by a specified date. These amounts are collected at the time of sales and are detailed on invoices provided to customers. In compliance with the Emerging Issues Task Force consensus on issue number 06-03 (EITF 06-03), the Company accounts for value added taxes on a net basis.

Currency Reporting

Amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. Dollars, unless stated otherwise. The functional currency of the Company is the Renminbi (“RMB”). Foreign currency transactions (outside PRC) during six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004 are translated into RMB according to the prevailing exchange rate at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet dates are translated into RMB at the respective period-end exchange rates.

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:  – (continued)

The Company’s functional currency is RMB. For the purpose of preparing the consolidated financial statements, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates as of June 30, 2007 and as of December 31, 2006 and 2005 and the consolidated statements of income have been translated into U.S. dollars at the weighted average rates during the periods the transactions were recognized.

The resulting translation gain adjustments are recorded as other comprehensive income in the consolidated statements of income and comprehensive income and as a separate component of consolidated statements of stockholders’ equity.

Basic and Diluted Earnings Per Share

In accordance with SFAS No. 128, “Earnings Per Share,” the basic earnings (loss) per common share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per common share is computed similarly to basic earnings (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As of December 31, 2006, the Company had common stock equivalents of 9,968,628 shares upon the exercise of the plan warrants. The Company delivered a notice of redemption to the warrant holders in May 2007, and all of the warrants were either exercised or redeemed and cancelled in June 2007. The computation of dilutive potential common shares for the periods indicated is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
Basic weighted average shares	12,324,705	11,175,543	11,260,544	11,175,543	11,175,543
Effect of dilutive securities – warrants	3,068,627	—	370,915	—	—
Dilutive potential common shares	15,393,332	11,175,543	11,631,459	11,175,543	11,175,543

Inventory Loan Payable

During the six months ended June 30, 2007, the Company borrowed from a non-related entity, at a cost of approximately $663,974, platinum raw materials for production use. Per the terms of the agreement, the Company is obligated to return the same quantity of platinum in August 2007. The loan payable was stated at fair value of $723,169 as of June 30, 2007 which was determined based on the quoted market price listed by the Shanghai Gold Exchange. The net increase of fair value in the amount of $48,375 was reported as change of fair value on inventory loan payable in the accompanying consolidated statements of income and comprehensive income for the six months ended June 30, 2007.

Share-Based Payment

In accordance with SFAS No. 123R, “Share-based Payment: An amendment of FASB Statement No. 123” (“SFAS 123R”), effective January 1, 2006, the Company is required to recognize compensation expense related to stock options granted to employees based on: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with SFAS No 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:  – (continued)

123R. The Company has not issued any options during six months ended June 30, 2007 or the years ended December 31, 2006, 2005 and 2004 and has no outstanding options as of June 30, 2007 or December 31, 2006.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. The Company had no cash equivalents at June 30, 2007, December 31, 2006 and 2005.

Restricted Cash

The Company committed to loan a total of $2,726,146 to three related parties in 2005. Per the agreements with the bank, the Company was required to maintain $2,726,146 in the bank to cover these loans when drawn by these entities. As of December 31, 2005, the cash had not yet been drawn by these entities and the balance of the restricted amount was classified as restricted cash in the balance sheets. The agreements with the bank expired during 2006.

The Company committed to loan a total of $2,820,513 to two related parties in 2006. Per the agreements with the bank through which the loan was to be made, the Company was required to maintain $2,820,513 in the bank to cover these loans when drawn by these entities. The agreements with the bank expired during 2006, and accordingly the cash balance was no longer restricted as of December 31, 2006.

As of June 30, 2007, the Company was required to maintain a fixed deposit of $393,933 as a condition to borrow under a bank loan agreement. The amount was classified as restricted cash as of June 30, 2007.

Comprehensive Income

Statement on Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the six months ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005, and 2004, other comprehensive income includes foreign currency translation adjustments.

Fair Value Disclosures of Financial Instruments

The Company has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the book value of the Company’s accounts receivable, refundable value added taxes, inventories, due from/to stockholder, notes payable, accounts payable and accrued expenses, accrued business tax, accrued penalties, customer deposits, and income tax payable at June 30, 2007, December 31, 2006 and 2005 approximate fair value.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:  – (continued)

current status of trade accounts receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of approximately $299,000, $195,000 and $302,000 at June 30, 2007 and at December 31, 2006 and 2005, respectively.

Concentration of Credit Risk

The Company’s product revenues are concentrated in production and sales of fine jewelry products, which are highly competitive with frequent changes in styles and fashion. Significant customer preference changes in the industry or customer requirements, or the emergence of competitive products with better marketing strategies and more well-known brand names, could adversely affect the Company’s operating results.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable from jewelry retailers located throughout China. The credit risk in the Company’s accounts receivable is mitigated by the fact that the Company performs ongoing credit evaluations of its customers’ financial condition and that accounts receivable are primarily derived from large credit-worthy companies throughout the PRC. In addition, the Company has a diversified customer base. Historically, the Company has not experienced significant losses related to trade receivables. Generally, no collateral is required.

Major Customer

During the six months ended June 30, 2007, 9% of the Company’s sales were generated from one customer. Accounts receivable from this customer totaled $11,483 as of June 30, 2007. During the year ended December 31, 2006, 9% of the Company sales were generated from one customer. Accounts receivable from this customer totaled $2,234,959, which represented 22% of the total accounts receivable as of December 31, 2006. During the years ended December 31, 2005 and 2004, 15% and 16%, respectively, of the Company sales were generated from one customer. Accounts receivable from this customer totaled $949,453, which represented 14% of the total accounts receivable as of December 31, 2005.

Major Supplier

Under PRC law, supply of precious metals such as platinum, gold, and silver are highly regulated under certain government agencies. The Shanghai Gold Exchange is the Company’s primary source of supply for its raw materials, which consist of precious metals. The Company is required to obtain several memberships and approval certificates from these government agencies in order to continue to do business involving precious metals. The Company may be required to renew such memberships and to obtain approval certificates periodically. If the Company is unable to renew these periodic membership or approval certificates, it could materially affect the Company’s business operations. The Company was in good standing with these agencies as of June 30, 2007 and as December 31, 2006 and 2005.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or fair market value method and include raw materials, work in process, and finished goods.

Inventory Loan Receivable

The Company entered into an agreement to loan certain gold raw material to a non-related party in December 2005. The raw material was returned in May 2006. The outstanding balance of inventory loan receivable was carried at the fair value as of December 31, 2005.

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:  – (continued)

Property, Equipment and Improvements

Property, equipment and improvements are valued at cost. Depreciation and amortization are computed on the straight-line method based on the estimated useful life of respective assets.

The estimated service lives of property, equipment, and improvements are as follows:

Production	5 years
Office, furniture and fixture	5 years
Computer hardware	5 years
Computer software	5 years
Leasehold improvements	2 – 4 years
Building	20 years

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 relates to assets that can be amortized and for which the life can be determinable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related assets or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value of asset less disposal costs. The Company determined that there was no impairment of long-lived assets as of June 30, 2007 or as of December 31, 2006 and 2005.

Advertising

The Company expenses advertising costs when incurred. The Company incurred approximately $33,000, $132,000 and $60,000 of advertising expense for years ended December 31, 2006, 2005, and 2004, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates in the PRC expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

Based on the Company’s integration and management strategies, the Company operated in a single business segment. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC.

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:  – (continued)

New Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the FASB’s interim guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, however, early adoption is permitted for instruments acquired or issued after the beginning of an entity’s fiscal year in 2006. The Company is evaluating the impact of this new pronouncement to its financial position and results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140”. Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and providing for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effective beginning the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS 156 to have a material impact on the Company’s financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. This interpretation requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 provides guidance on de-recognition, classification, accounting in interim periods and disclosure requirements for tax contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company adopted FIN48 on January 1, 2007 and has determined that the impact of the adoption of FIN 48 is insignificant to the Company’s consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating the impact of this new pronouncement to the Company’s financial position and results of operations or cash flows.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, effective for fiscal years ending after December 15, 2006. SFAS 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, with limited exceptions, effective for

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:  – (continued)

fiscal years ending after December 15, 2008. The Company does not expect the adoption of SFAS 158 to have a material impact on the Company’s financial position or results of operations, as the Company does not currently have any defined benefit pension or other post-retirement plans.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”),“Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 provides that once a current year misstatement has been quantified, the guidance in SAB No. 99, “Financial Statements — Materiality”, should be applied to determine whether the misstatement is material and should result in an adjustment to the financial statements. Under certain circumstances, prior year financial statements will not have to be restated and the effects of initially applying SAB 108 on prior years will be recorded as a cumulative effect adjustment to beginning Retained Earnings on January 1, 2006, with disclosure of the items included in the cumulative effect. The Company does not expect the application of the provisions of SAB 108 to have a material impact, if any, on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. The objective of this statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected by the FASB to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this statement; however, the Company does not expect the adoption of this provision to have a material effect on its financial position, results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 consolidated financial statements to conform to the 2006 presentation.

(2) Inventories:

A summary of inventory is as follows:

	June 30, 2007	December 31,
		2006	2005
	(Unaudited)
Raw materials	$17,409,764	$743	$4,097,704
Work in process	1,748,181	3,917,795	996,396
Finished goods – Wholesale operation	636,740	2,147,675	667,953
Finished goods – Retail operation	1,002,843	—	—
	$20,795,528	$6,066,213	$5,762,053

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) Property, Equipment and Improvements:

A summary of property, equipment and improvements is as follows:

	June 30, 2007	December 31,
		2006	2005
	(Unaudited)
Production equipment	$979,305	$950,479	$894,479
Computers	15,777	14,976	12,246
Office equipment and furniture	107,010	101,289	94,044
Automobiles	261,306	254,841	246,589
Leasehold improvements	392,678	382,963	314,801
Building	559,090	545,257	527,602
	2,315,166	2,249,805	2,089,761
Less accumulated depreciation and amortization	1,080,219	895,492	544,140
	$1,234,947	$1,354,313	$1,545,621

Depreciation and amortization expense for property, equipment, and improvements amounted to approximately $327,000, $239,000 and $185,000, for the years ended December 31, 2006, 2005, and 2004, respectively.

(4) Operation Rights Transfer Agreement:

In April 2007, the Company entered into a transfer agreement with an unrelated party (the “Transferor”), which has operation agreements with department stores for five jewelry retail counters. Under the terms of the agreement, the Transferor agreed to assign all of the operation rights to the Company for a fee of $400,000. The fee is payable in three separate installments. The first payment of $120,000 is due upon completion of the transfer of the operation rights by the department stores to the Company. The second installment of $120,000 is due within 30 days after the remittance of the first installment while the final installment of $160,000 is due within 90 days after the remittance of the first installment.

The Company obtained temporary operation rights from the Transferor to operate these counters from May 1, 2007. The Transferor is in the progress of negotiating the transfer of operation rights to the Company with these department stores. As of August 13, 2007, the Company has not yet received formal operation rights transfer agreements but has received verbal confirmations from the department stores.

(5) Line of Credit:

In February 2007, the Company entered into a facility line of credit with a bank. Under the terms of the agreement, the Company can borrow a maximum amount of $1,969,667 and each of the borrowings cannot be less than $131,311 and have a maturity of more than 90 days. This facility line of credit expires in February 2012 and is secured by an affiliated company and certain real properties owned by an affiliated company. Interest is charged at 1.2 times the bank’s prime rate (6.804% to 7.02% at June 30, 2007). The facility line of credit agreement has certain conditions for the Company to fulfill prior to the withdrawals and to continue to borrow from the bank, including execution of the fixed deposit agreement and maintaining approximately $657,000 (RMB 5,000,000) in fixed deposit with this bank. The bank has allowed the Company to draw on the line of credit without fulfilling these conditions. The facility line of credit agreement also has certain restrictions and covenants with which the Company must comply during the terms of the agreement. The outstanding balance as of June 30, 2007 was $1,311,111.

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) Notes Payable:

As of June 30, 2007 and December 31, 2006, outstanding notes payable to the bank consisted of loan agreements that are covered by a Maximum Banking Facility Agreement dated August 24, 2006 with the Agricultural Bank of China under the agreement, the maximum facility amount, which was $13,131,114 at June 30, 2007 and $12,806,229 at December 31, 2006 (RMB100,000,000), is secured by the Company’s inventories. The agreement has certain restrictions and covenants. The Company has been in compliance with these restrictions and covenants since the execution of the agreement. As of June 30, 2007 and December 31, 2006, the Company had outstanding loan balances with this bank totaling $13,131,114 and $12,806,229, respectively.

	June 30, 2007	December 31,
		2006	2005
	(Unaudited)
Four notes payable with interest at a rate of 5.22%, secured by the Company’s inventories and certain real estate properties owned by an affiliated company, matured in March 2006 and April 2006. The loan was repaid upon maturity.	—	—	3,717,473
Three notes payable with interest at a rate of 5.22%, guaranteed by the Company’s inventories and personally guaranteed by the Company’s controlling stockholder, matured in January 2006. The loan was repaid.	—	—	2,478,314
A note payable with interest at a rate of 5.22%, guaranteed by the Company’s inventories and certain real estate properties owned by an affiliated company and personally guaranteed by the Company’s controlling stockholder, matured in May 2006. The loan was repaid.	—	—	1,239,157
Two notes with interest at a rate of 5.22%, guaranteed by the Company’s inventories and certain real estate properties owned by an affiliated company and personally guaranteed by the Company’s controlling stockholder, matured in February 2006. The loan was repaid.	—	—	2,478,315
Two notes payable with interest at a rate of 5.84%, guaranteed by the Company’s inventories and certain real estate properties owned by an affiliated company and personally guaranteed by the Company’s controlling stockholder, matured in June 2006. The loan was repaid.	—	—	2,478,315
A note payable with interest at a rate of 5.76%, secured by the Company’s inventories and certain real estate properties owned by an affiliated company, matured in January 2007. The loan was repaid and was not renewed.	—	1,280,623	—
Two notes payable with interest at a rate of 5.85%, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matured in February 2007. The loan was repaid.	—	2,561,246	—

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) Notes Payable:  – (continued)

	June 30, 2007	December 31,
		2006	2005
	(Unaudited)
Four notes payable with interest at a rate of 5.832%, secured by the Company’s inventories and certain real estate properties owned by an affiliated company and guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matured in January 2007. The loan was repaid.	—	3,841,869	—
A note payable with interest at a rate of 6.138%, guaranteed by affiliated companies and secured by certain real estate properties owned by an affiliated company, matured in March 2007. The loan was repaid.	—	1,280,623	—
A note payable with interest at a rate of 6.732%, guaranteed by affiliated companies and secured by the Company’s inventories and certain real estate properties owned by an affiliated company and personally guaranteed by the Company’s controlling stockholder, matured in July 2007. The loan was repaid.	—	960,467	—
A note payable with interest at a rate of 6.732%, secured by the Company’s inventories and certain real estate properties owned by the affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matured in September 2007. The loan was repaid.	—	960,467	—
A note payable with interest at a rate of 6.426%, secured by the Company’s inventories and certain real estate properties owned by the affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matured in September 2007. The loan was repaid.	—	1,024,498	—
A note payable with interest at a rate of 6.426%, secured by the Company’s inventories and certain real estate properties owned by the affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matured in October 2007. The loan was repaid.	—	896,436	—
A note payable with interest at a rate of 6.732%, secured by the Company’s inventories, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matured in December 2007. The loan was repaid.	—	1,280,623	—

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) Notes Payable:  – (continued)

	June 30, 2007	December 31,
		2006	2005
	(Unaudited)
A note payable with interest at a rate of 6.732%, secured by the Company’s inventories and certain real estate properties owned by affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in July 2007.	984,835	—	—
A note payable with interest at a rate of 6.732%, secured by the Company’s inventories and certain real estate properties owned by affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in September 2007.	984,835	—	—
A note payable with interest at a rate of 6.426%, secured by the Company’s inventories and certain real estate properties owned by affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in September 2007.	1,050,489	—	—
A note payable with interest at a rate of 6.426%, secured by the Company’s inventories and certain real estate properties owned by affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in October 2007.	919,178	—	—
A note payable with interest at a rate of 6.732%, secured by the Company’s inventories, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in December 2007.	1,313,111	—	—
A note payable with interest at a rate of 6.732%, secured by the Company’s inventories and certain real estate properties owned by affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in January 2008.	1,772,700	—	—
A note payable with interest at a rate of 6.4728%, secured by the Company’s inventories and certain real estate properties owned by affiliated companies, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in July 2007.	853,522	—	—
A note payable with interest at a rate of 6.4728%, secured by the Company’s inventories, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in July 2007.	1,313,111	—	—

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) Notes Payable:  – (continued)

	June 30, 2007	December 31,
		2006	2005
	(Unaudited)
A note payable with interest at a rate of 6.4728%, secured by the Company’s inventories, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in July 2007.	1,313,111	—	—
A note payable with interest at a rate of 6.732%, secured by the Company’s inventories, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in October 2007.	1,313,111	—	—
A note payable with interest at a rate of 6.732%, guaranteed by affiliated companies, matures in January 2008.	1,969,667	—	—
A note payable with interest at a rate of 6.732%, secured by the Company’s inventories, guaranteed by affiliated companies and personally guaranteed by the Company’s controlling stockholder, matures in November 2007.	1,313,111	—	—
	$15,100,781	$14,086,852	$12,391,574

(7) Loan Payable, Related Party:

In December 2005, the Company received an unsecured non-interest bearing loan from a related party in the amount of $991,326. There was no formal written agreement entered into between the Company and this related party. This loan was short-term in nature and was repaid in 2006.

(8) Long Term Debt:

In December 2004, the Company entered into a loan agreement with a bank with a loan amount of $1,204,819 (RMB10,000,000). The draw took place in January 2005 and therefore the loan had an outstanding balance of $0 as of December 31, 2004. Outstanding balance of this loan amounted to $1,280,623 as of December 31, 2006 which was included in the Notes Payable. The loan bears interest at a rate of 5.76% per annum. The outstanding balance is secured by certain cash deposits, which were classified as Deposits related to borrowings on notes payable/long term debt in the accompanying consolidated balance sheets as of December 31, 2006 and 2005, certain real estate properties owned by an affiliate and is personally guaranteed by the controlling stockholder of the Company. This loan was classified as long term debt in the Balance Sheet as of December 31, 2005 and note payable as of December 31, 2006 and this loan was repaid in January 2007.

(9) Related-Party Transactions:

The Company earned certain cash revenues from its customers that were subsequently collected by its controlling stockholder. Total cash revenues amounted to $0, $2,671,594, $5,896,354, $6,100,298, and $4,505,023 and the amounts collected by its controlling stockholder totaled $0, $2,671,594, $3,018,144, $6,100,298 and $4,505,023, respectively, for the six months ended June 30, 2007 and 2006, and for the years ended December 31, 2006, 2005 and 2004. Beginning December 2006, this stockholder is no longer collecting cash revenue on behalf of the Company and all the cash revenues are deposited through the Company’s bank accounts.

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) Related-Party Transactions:  – (continued)

The Company’s controlling stockholder borrowed from the Company on a non-interest bearing and frequent basis since the inception of its operations. As of December 31, 2006, the Company discontinued such practice and the balance was repaid to the Company in full. The Company loaned $0 and $50,827,042 to the controlling stockholder, and collected $0 and $56,638,097, during the six months ended June 30, 2007 and 2006, respectively. On aggregate, the Company loaned $51,529,693, $90,007,069, and $546,203 to the controlling stockholder, and collected $58,409,847, $75,644,023, and $0, during the years ended December 31, 2006, 2005, and 2004, respectively. Outstanding balance due from the controlling stockholder amounted to $0, $0 and $9,487,562 as of June 30, 2007, and December 31, 2006 and 2005, respectively.

The Company borrowed from its controlling stockholder at a non-interest bearing basis to satisfy the Company’s short term capital needs since the inception of its operations. The Company borrowed $203,506 and $0 from the controlling stockholder, and repaid $642,295and $0 during the six months ended June 30, 2007 and 2006, respectively. On aggregate, the Company borrowed $23,545,485, $0, and $24,140,472 from the controlling stockholder and repaid $23,130,562, $0, and $29,577,058 during the years ended December 31, 2006, 2005, and 2004. Outstanding loan payable to the controlling stockholder amounted to $0, $422,909 and $0 as of June 30, 2007, December 31, 2006 and 2005, respectively.

The Company borrowed $0, $0, $0, $0, and $2,767,538 from an affiliate and repaid $0, $0, $0, $0, and $3,976,071 to this affiliate during the six months ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004, respectively.

The Company declared and paid dividends to its controlling stockholder, prior to the closing of the Share Exchange Agreement and Reverse Split, totaling $0 and $2,739,726 during the six months ended June 30, 2007 and 2006, respectively, and $2,739,726, $5,421,687 and $3,975,904 during the years ended December 31, 2006, 2005 and 2004, respectively, which offset the amounts due from this stockholder.

(10) Equity Incentive Plan:

In November 2006, the Company’s stockholders approved an equity incentive plan (“2006 EIP”) for employees, non-employee directors and other service providers covering 1,775,148 shares of common stock. Prior to this, the Company had an approved 2004 Equity Incentive Plan, which was replaced by the 2006 EIP. No options are currently outstanding under either plan. Any options to be granted under the 2006 EIP may be either “incentive stock options,” as defined in Section 422A of the Internal Revenue Code, or “nonqualified stock options,” subject to Section 83 of the Internal Revenue Code, at the discretion of the Company’s board of directors and as reflected in the terms of the written option agreement. In the case of incentive stock options, the option price shall not be less than 100% of the fair market value of the optioned common stock on the date the option is granted. In the case of incentive stock options, the option price shall not be less than 110% of the fair market value of the optioned common stock for an optionee holding at the time of grant, more than 10% of the total combined voting power of all classes of its stock. Options become exercisable based on the discretion of its board of directors and must be exercised within ten years of the date of grant.

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) Stock Purchase Warrants:

Plan Warrants

In accordance with the Visitalk Plan, the Company issued six series of common stock purchase warrants allowing holders to purchase additional shares of common stock (“Plan Warrants”). Each Plan Warrant provides for the purchase of one share of common stock and is callable by the Company for a price of $.0001 per warrant at any time. The Plan Warrants are governed by a Warrant Agreement. Currently, the Company is acting as the Warrant Agent but has the right to appoint an alternative Warrant Agent in accordance with the Visitalk Plan. The board of directors can extend the expiration date of the Plan Warrants or reduce the exercise price of any warrant on a temporary or permanent basis. The Company has actually issued 4,014,801 Plan Warrants in each series to 240 claimants under the Visitalk Plan. In connection with the execution of the Share Exchange Agreement on November 20, 2006 referred to in Note (1), four series of the Plan Warrants (series A, B, D and F) were called and expired. In substance, three of Visitalk Plan’s warrants were exchanged for each of the Company’s warrants. As of December 31, 2006, a total of 9,968,628 series C and series E warrants remained outstanding.

In May 2007, the Company delivered a notice of redemption to the warrant holders pursuant to the terms of the Warrant Agreement and the Visitalk Plan. Upon expiration of the call period on June 8, 2007, series C warrants had been exercised for 578,177 shares of the Company’s common stock, for total gross proceeds from conversion of $2,931,360. The remaining unexercised warrants were redeemed at $0.0001 per share by the Company. No warrants remained outstanding after the closing of the call.

The Company issued a total of 578,177 shares of common stock to existing warrant holders upon the exercise of warrants under the registration exemption offered under Section 1145(a)(1) of the United States Bankruptcy Code, as amended.

A summary of the Plan Warrants is as follows:

	A & B Warrants	C & D Warrants	E & F Warrants
Warrants outstanding, December 31, 2005	9,968,628	9,968,628	9,968,628
Granted	—	—	—
Exercised	—	—	—
Expired or Forfeited	(9,968,628)	(4,984,314)	(4,984,314)
Warrants outstanding, December 31, 2006	—	4,984,314	4,984,314
Granted (unaudited)	—	—	—
Exercised (unaudited)	—	(578,177)	—
Expired or Forfeited or redeemed (unaudited)	—	(4,406,137)	(4,984,314)
Warrants outstanding, June 30, 2007 (unaudited)	—	—	—
Exercise Price	N/A	$5.07	$6.76
Expiration Date	N/A	August 31, 2007	August 31, 2007

(12) Income Taxes:

The Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Income Taxes:  – (continued)

taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has determined the impact of the adoption of FIN 48 is insignificant to the Company’s consolidated financial position, results of operations and cash flows.

The Company’s income tax provision amounted to $995,462, $452,538, and $358,396, respectively, for the years ended December 31, 2006, 2005, and 2004 (an effective rate of 14.7% for 2006, 7.8% for 2005 and 8.5% for 2004). A reconciliation of the provision for income taxes, with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes, is as follows:

	Year Ended December 31,
	2006	2005	2004
Computed tax at federal statutory rate of 34%	$2,308,496	$1,979,589	$1,430,299
Tax penalties	—	—	85,821
Tax rate difference between US and PRC on foreign earnings	(1,290,042)	(1,106,241)	(799,285)
Effect of tax holidays for new business	—	(436,613)	(358,439)
Effect of statutory rate change	(22,992)	—	—
Additional tax liabilities based on tax notice	—	15,803	—
	$995,462	$452,538	$358,396

	Year Ended December 31,
	2006	2005	2004
Current	$1,001,782	$451,427	$335,986
Deferred	(6,320)	1,111	22,410
	$995,462	$452,538	$358,396

	Year Ended December 31,
	2006	2005	2004
Federal	$—	$—	$—
Foreign	995,462	452,538	358,396
	$995,462	$452,538	$358,396

The regular federal income tax in Shenzhen, China, is 15%. As a new business, the Company was exempted from paying any income taxes for the first two years of its operations (2 years from the inception of the business, years ended December 31, 2001 and 2002), and enjoyed a discounted income tax rate of 7.5% of pretax income during the third, fourth and fifth years of its operations (the three years ended December 31, 2003, 2004 and 2005). Beginning January 1, 2006, the Company became subject to the regular rate of 15% on its pretax income.

The Company did not report certain cash revenues related to fees charged to its customers for product design. Such fee revenues are subject to business tax and service charges in China at an aggregate rate of 5.2%. The Company has not reported such revenues since the inception of its operations in 2001. The Company has recorded in its consolidated financial statements the tax liabilities representing business tax and fees of 5.2% and income tax on the unreported design revenues since the inception of its business in 2001. During the years ended December 31, 2006, 2005, and 2004, the Company recorded $312,002, $302,409, and $234,261, respectively, for business tax and fees and $900,118, $393,806, and $337,877, respectively, for income tax related to these revenues. In addition, per advice of a registered

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Income Taxes:  – (continued)

tax agent in China in 2004, the Company accrued 100% of the unpaid tax amounts as the maximum penalties which could be assessed by the local tax department through the periods ended December 31, 2004.

In April 2006, the Shenzhen local tax department made an assessment of the total tax liabilities related to the cash revenues. Per the tax assessment notice dated April 24, 2006, the Company is obligated to pay a total of $1,754,802 (RMB14,161,249) including business tax, fees and income taxes related to these cash revenues through December 31, 2005. If the Company did not pay off these tax liabilities by April 30, 2006, the Company would be subject to 0.05% per day of interest and penalties of the unpaid tax and fee liability amount from the due date (April 30, 2006).

On April 28, 2006, the Company filed an extension to remit these outstanding tax liabilities to December 20, 2006 and was approved by the tax department in July 2006.

On December 28, 2006, the Shenzhen local tax department granted a further extension to the Company to remit the tax liabilities from December 20, 2006 to April 25, 2007. The Company would not be subject to any penalties and interest if all the outstanding taxes are remitted to the Tax Department prior to the revised due date on April 25, 2007.

On April 25, 2007, the Company appointed its registered tax agent to apply on behalf of the Company for a special reduction or exemption for the unpaid tax liabilities for the period from inception to December 31, 2006. On May 14, 2007, the Company received a notice from the Shenzhen local tax department to accept the Company’s application for a tax reduction or exemption and was granted an additional period to remit its outstanding tax liabilities until August 9, 2007. The tax department agreed not to assess any interest and penalties during this review process until August 9, 2007. Accordingly, the Company did not accrue any interest and penalties related to these outstanding tax liabilities in the accompanying condensed consolidated financial statements.

On August 10, 2007, the Company received a notice from the tax department conditionally agreeing to exempt the Company’s tax liabilities in the amount of approximately $3 million on unreported design fee income for the period from the inception of the Company’s operations in 2001 to December 31, 2006, provided that the Company’s common stock is successfully listed on a major overseas stock exchange within 180 days from the date of the tax notice.

The Company has accrued $1,754,802 as business and income tax payable and $1,082,962 as accrued estimated penalties as of December 31, 2005, the full amount of the tax obligations per the tax assessments plus the estimated tax penalties previously accrued by the management at December 31, 2004. The related business tax and fees of 5.2% and income tax on the design revenues for 2006 were accrued and are expected to be remitted by the extended due date set forth by the tax department.

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Income Taxes:  – (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year Ended December 31,
	2006	2005
Deferred tax assets:
Allowance for doubtful accounts	$29,198	$22,677
Total deferred tax assets	29,198	22,677
Total deferred tax liabilities	—	—
Net deferred tax assets before valuation allowance:
Valuation allowance	—	—
	$29,198	$22,677

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain.

(13) Commitments:

The Company leases certain facilities under various long-term noncancellable and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $158,399, $98,715, and $71,323 for the years ended 2006, 2005 and 2004, respectively.

A summary of the future minimum annual rental commitments under the operating leases is as follows:

Year Ending December 31,
2007	$64,201
2008	123,414
2009	115,256
2010	57,628
2011	—
$460,499

(14) Proforma Information (Unaudited):

The Company plans to increase the annual compensation of its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer if and when its common stock becomes listed on The Nasdaq Global Market, which it anticipates will occur in late 2007, as more responsibilities will be taken by these executives after becoming a U.S. listed company. Proforma operating results for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005, and 2004, as if historical compensation was recorded at the levels expected in the future, are as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
Net income – as reported	$3,372,188	$2,788,575	$5,794,231	$5,369,768	$3,848,365
Net income – proforma	$3,191,357	$2,576,322	$5,315,125	$5,059,893	$3,459,680
Earnings per share – Basic as reported	$0.27	$0.25	$0.51	$0.48	$0.34

FUQI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14) Proforma Information (Unaudited):  – (continued)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
Earnings per share – Basic proforma	$0.26	$0.23	$0.47	$0.45	$0.31
Earnings per share – Diluted as reported	$0.22	$0.25	$0.49	$0.48	$0.34
Earnings per share – Diluted proforma	$0.21	$0.23	$0.46	$0.45	$0.31

(15) Subsequent Events:

On December 29, 2006, the Company filed a Form 10 with the Securities Exchange Commission (“SEC”) and subsequently filed amendments to the Form 10 to respond to comments from SEC. The Company became a publicly reporting company effective February 26, 2007.

On February 23, 2007, the Company filed an amendment to its certificate of incorporation to increase its authorized shares. Upon the amendment, the total number of shares of stock which the Company has the authority to issue is one hundred and five million (105,000,000) shares. The Company is authorized to issue two classes of shares of stock, designated, “Common Stock” and “Preferred Stock.” The Company is authorized to issue one hundred million (100,000,000) shares of Common Stock, each share to have a par value of $.001 per share, and Five Million (5,000,000) shares of Preferred Stock, each share to have a par value of $.001 per share.

On August 23, 2007, the Company’s Board of Directors unanimously authorized a reverse stock split of the Company’s common stock that will be at a ratio of 1.69-to-1. The reverse stock split will occur before the effective date of this initial public offering. All references to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the reverse stock split retroactively. Previously awarded warrants to purchase the Company’s common shares have been also retroactively adjusted to reflect the reverse stock split.

(16) Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm:

On August 23, 2007, the Company’s Board of Directors unanimously authorized to adopt a new Fuqi International, Inc. 2007 Equity Incentive Plan (``2007 EIP''). The Company currently has a 2006 Equity Incentive Plan (``2006 EIP''), which the Company intends to cancel and terminates immediately prior to effective date of the adoption of the 2007 EIP. There are currently no options or other securities outstanding under the 2006 EIP.

On September 27, 2007, the Company entered into a new Maximum Banking Facility Agreement with Agricultural Bank of China. The Company entered into this Maximum Banking Facility Agreement to renew its previous Maximum Banking Facility Agreement with Agricultural Bank of China, which was originally entered into on August 24, 2006 and expired on August 24, 2007. This new Maximum Banking Facility Agreement has a maximum facility amount of RMB100,000,000 and expires on September 26, 2008.

SCHEDULE II

FUQI INTERNATIONAL, INC.
Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2006, 2005 and 2004

	Balance at the Beginning of the Year	Charge to Cost and Expenses	Deductions	Balance at the End of the Year
Allowance for Doubtful Accounts:
Year ended December 31, 2004	$347,000	$—	$(60,000)	$287,000
Year ended December 31, 2005	287,000	15,000	—	302,000
Year ended December 31, 2006	302,000	—	(107,000)	195,000

7,033,816 Shares

FUQI INTERNATIONAL, INC.

Common Stock

Merriman Curhan Ford & Co.

Brean Murray, Carret & Co.

    October 23, 2007